TRANSALTA CORPORATION

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES A OF TRANSALTA CORPORATION

AND

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE FLOATING RATE

FIRST PREFERRED SHARES, SERIES B OF TRANSALTA CORPORATION

AND

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES C OF TRANSALTA CORPORATION

AND

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES E OF TRANSALTA CORPORATION

AND

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES G OF TRANSALTA CORPORATION

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

Dated: January 16, 2017

These materials are important and require your immediate attention. They require the holders of preferred shares of TransAlta Corporation to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors.

INVITATION TO PREFERRED SHAREHOLDERS

January 16, 2017

Dear Preferred Shareholder,

You are cordially invited to attend the applicable special meeting of holders of first preferred shares of TransAlta Corporation (the “Corporation”). The first preferred shares will be voting separately as a series and, as a result, there will be five special meetings (collectively, the “Meetings”), with separate meetings for each of the holders of cumulative redeemable rate reset first preferred shares, series A (the “Series A Shares”), the holders of cumulative redeemable floating rate first preferred shares, series B (the “Series B Shares”), the holders of cumulative redeemable rate reset first preferred shares, series C (the “Series C Shares”), the holders of cumulative redeemable rate reset first preferred shares, series E (the “Series E Shares”) and the holders of cumulative redeemable rate reset first preferred shares, series G (the “Series G Shares” and together with the Series A Shares, Series B Shares, Series C Shares and Series E Shares, the “Preferred Shares”).

The Meetings will take place on February 16, 2017 at BMO Centre (Stampede Park), 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B, at the following times:

•	the special meeting of holders of Series A Shares will be held at 9:30 a.m. (Calgary time);

•	the special meeting of holders of Series B Shares will be held at 10:15 a.m. (Calgary time);

•	the special meeting of holders of Series C Shares will be held at 11:00 a.m. (Calgary time);

•	the special meeting of holders of Series E Shares will be held at 11:45 a.m. (Calgary time); and

•	the special meeting of holders of Series G Shares will be held at 12:30 p.m. (Calgary time).

At the applicable Meeting, you will be asked to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a plan of arrangement (the “Arrangement”) pursuant to which the applicable series of Preferred Shares currently outstanding will be exchanged for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares, series 1, in the capital of the Corporation (the “New Preferred Shares”). Pursuant to the Arrangement, one or more series of the outstanding Preferred Shares will be exchanged for New Preferred Shares at an exchange ratio specific to each series of Preferred Shares, as more fully described in the accompanying management information circular of the Corporation (the “Information Circular”).

The Arrangement is expected to provide several benefits to holders of Preferred Shares including:

•	Attractive 6.50% Dividend Rate. The 6.50% dividend payable on the Series 1 Preferred Shares would result in an increased dividend for all series of Preferred Shares ranging from 3% to 23%, assuming the Preferred Shares would reset at current interest rate levels over the next five years. The 6.50% dividend rate is slightly higher than the dividend rate for other similarly rated preferred share issuances in the Canadian market.

•	Minimum Floor Feature Reduces Dividend Volatility. Dividend volatility is expected to be reduced as a result of the downside protection provided under the terms of the Series 1 Preferred Shares,

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which will include a “minimum floor” mechanism that ensures the dividend rate will be no lower than 6.50% per annum. The Preferred Shares currently do not include this minimum floor feature as it is a relatively new feature for preferred shares issued in the Canadian market.

•	Implied Offer Premia Ranges from 11% to 17%. In addition to the minimum floor protection, the Arrangement also offers a premium of 11% to 17% depending on the series of Preferred Shares held (based on their respective trading values on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement). The premia reflect the percentage increase of the deemed value of the Series 1 Preferred Shares over the trading price of the applicable series of Preferred Shares after adjusting for the applicable exchange ratio.

•	Consolidation of Preferred Shares into One Series Benefits Trading Liquidity. The completion of the Arrangement in its entirety will consolidate the Preferred Shares into one larger series of New Preferred Shares. Trading liquidity is expected to be enhanced, as the consolidation of the Preferred Shares into one series of New Preferred Shares is expected to provide holders with more flexibility and depth in the market to buy and sell such New Preferred Shares.

•	Reset Spread Substantially Increased for all Series. The reset spread for the New Preferred Shares is 529 basis points, which compares favourably to the reset spreads for the Preferred Shares that range from 369 basis points to 463 basis points (adjusted to give effect to the applicable exchange ratio), representing a 14% to 43% increase depending on the series. This reset spread is added to the Government of Canada Yield or quarterly T-Bill rate at the time of reset to determine subsequent preferred share dividends.

•	Tax Flexibility for Preferred Shareholders. The Arrangement provides an automatic tax deferred exchange for Canadian federal income tax purposes to the Preferred Shareholders; however, Preferred Shareholders may alternatively elect to have the exchange occur in a manner that may allow the Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes. As a result, the Arrangement affords flexibility in tax planning for Preferred Shareholders.

The board of directors of the Corporation (the “Board of Directors”) has unanimously determined that the Arrangement is fair to the holders of each series of Preferred Shares and is in the best interests of the Corporation, and unanimously recommends that the holders of Preferred Shares vote FOR the applicable Arrangement Resolution. The determination of the Board of Directors is based on various factors described more fully in the Information Circular.

If all of the conditions to the completion of the Arrangement in respect of the Preferred Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Preferred Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any series of Preferred Shares of the Corporation is not a condition to the completion of the Arrangement in respect of any other series of Preferred Shares.

The accompanying notice of meeting (the “Notice of Meeting”) and Information Circular contain a detailed description of the Arrangement and set forth the actions to be taken by you at the applicable Meeting. You should carefully consider all of the information in the Notice of Meeting and Information Circular and consult your financial, legal or other professional advisors if you require assistance. The accompanying Information Circular contains important information about the Arrangement and we ask that all holders of Preferred Shares take the time to vote their Preferred Shares using the applicable proxy or voting instruction form. Your vote and participation are very important.

To be effective, the Arrangement Resolution in respect of the applicable series of Preferred Shares must be approved by at least two-thirds of the votes cast by the holders of the applicable series of Preferred Shares present in person or represented by proxy at the applicable Meeting. In addition, the quorum for

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each Meeting consists of one or more persons present in person or represented by proxy at the opening of such Meeting holding in the aggregate not less than a majority of the outstanding series of Preferred Shares entitled to be voted at such Meeting. If quorum is not achieved, the Meeting shall stand adjourned to a date not less than 15 days later, and at a time and place as may be determined by the Chair of the Meeting.

If you are unable to attend the applicable Meeting in person, you can vote by telephone, via the Internet, by fax or by completing and returning the applicable proxy or voting instruction form. Please refer to the “How to Vote” section of the Information Circular for more information.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Preferred Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleshareholder.com.

Sincerely,

Gordon D. Giffin	Dawn L. Farrell
Chair of the Board	President and Chief Executive Officer

The accompanying Information Circular as well as our annual information form, annual financial statements, quarterly financial information and other information regarding the Corporation are posted on our website at www.transalta.com and can also be accessed through the System for Electronic Document Analysis and Retrieval at www.sedar.com.

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A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time the Corporation makes written or oral forward looking statements within the meaning of certain securities laws, including in this Information Circular, in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All forward looking statements are based on the Corporation’s beliefs as well as its assumptions based on information available at the time the assumptions were made and on management’s experience, results and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology. These statements in this Information Circular include, but are not limited to, statements regarding the Arrangement, including the completion of the Arrangement and the timing in respect thereof, the rights, privileges, restrictions and conditions attaching to the New Preferred Shares, the expected benefits of the Arrangement to the Preferred Shareholders and to the Corporation, the exchange ratios in respect of the number of Series 1 Preferred Shares to be issued in exchange for the Preferred Shares, the anticipated increase of Preferred Shareholder support as a result of the increase to the exchange ratio of the Series A Shares, the expected dividends to be paid on the New Preferred Shares, the conditions precedent to the completion of the Arrangement occurring or being waived by the Corporation and receipt of all required approvals including shareholder approvals, court approval and regulatory approvals and the timing associated with such approvals. By their nature, these statements are not guarantees of the Corporation’s future performance and actions and are subject to risks, uncertainties and other important factors that could cause the Corporation’s actual performance and actions to be materially different from the forward looking statements. Factors that may adversely impact the Corporation’s forward looking statements include risks relating to: the benefits of the Arrangement not being realized or having the anticipated results expected by TransAlta; conditions to the effectiveness of the Arrangement not being satisfied; the Board of Directors determining not to proceed with the Arrangement; a high number of Preferred Shareholders of a certain series exercising their right to dissent; a limited market developing for the New Preferred Shares; fluctuations in the market price of the New Preferred Shares due do a variety of factors relative to the Corporation’s business; the Corporation’s ability to declare and pay dividends; changes in credit ratings of the New Preferred Shares; and other factors set out in this Information Circular and the risks disclosed under the heading “Risk Factors” in each of the annual information form of the Corporation dated February 17, 2016 for the year ended December 31, 2015 on pages 38 to 51 and the management’s discussion and analysis of financial condition and results of operations of the Corporation as at and for the year ended December 31, 2015 on pages M63 to M71, which sections are specifically incorporated by reference in this Information Circular. Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements. The forward looking statements in this Information Circular are made only as of the date hereof, and the Corporation does not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than described herein or might not occur at all.

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES A

NOTICE IS HEREBY GIVEN that the special meeting (the “Series A Meeting”) of holders (“Series A Shareholders”) of cumulative redeemable rate reset first preferred shares, series A (“Series A Shares”) of TransAlta Corporation (the “Corporation”), voting as a separate series, will be held on February 16, 2017 at 9:30 a.m. (Calgary time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B for the following purposes:

(1)	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated January 9, 2017, as may be amended, and if deemed advisable, to pass, with or without variation, a special resolution (the “Series A Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the Corporation’s management information circular dated January 16, 2017 (the “Information Circular”) accompanying this Notice of Special Meeting, approving a proposed plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular; and

(2)	to transact such other business as may properly be brought before the Series A Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Series A Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting.

The record date for notice of the Series A Meeting is December 27, 2016 (the “Record Date”). Each Series A Shareholder is entitled to one vote in respect of each Series A Share held as of the Record Date. To be effective, the Series A Arrangement Resolution must be approved by a special resolution passed by not less than 66 2⁄3% of the votes cast by the Series A Shareholders, voting as a single series, present in person or represented by proxy at the Series A Meeting. Holders of at least a majority of the Series A Shares will constitute a quorum for the Series A Meeting.

If all of the conditions to the completion of the Arrangement in respect of the Series A Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Series A Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any other series of first preferred shares of the Corporation is not a condition to the completion of the Arrangement in respect of the Series A Shares.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Series A Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta this 16th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

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NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE FLOATING RATE

FIRST PREFERRED SHARES, SERIES B

NOTICE IS HEREBY GIVEN that the special meeting (the “Series B Meeting”) of holders (“Series B Shareholders”) of cumulative redeemable floating rate first preferred shares, series B (“Series B Shares”) of TransAlta Corporation (the “Corporation”), voting as a separate series, will be held on February 16, 2017 at 10:15 a.m. (Calgary time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B for the following purposes:

(1)	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated January 9, 2017, as may be amended, and if deemed advisable, to pass, with or without variation, a special resolution (the “Series B Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the Corporation’s management information circular dated January 16, 2017 (the “Information Circular”) accompanying this Notice of Special Meeting, approving a proposed plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular; and

(2)	to transact such other business as may properly be brought before the Series B Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Series B Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting.

The record date for notice of the Series B Meeting is December 27, 2016 (the “Record Date”). Each Series B Shareholder is entitled to one vote in respect of each Series B Share held as of the Record Date. To be effective, the Series B Arrangement Resolution must be approved by a special resolution passed by not less than 66 2⁄3% of the votes cast by the Series B Shareholders, voting as a single series, present in person or represented by proxy at the Series B Meeting. Holders of at least a majority of the Series B Shares will constitute a quorum for the Series B Meeting.

If all of the conditions to the completion of the Arrangement in respect of the Series B Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Series B Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any other series of first preferred shares of the Corporation is not a condition to the completion of the Arrangement in respect of the Series B Shares.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Series B Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta this 16th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES C

NOTICE IS HEREBY GIVEN that the special meeting (the “Series C Meeting”) of holders (“Series C Shareholders”) of cumulative redeemable rate reset first preferred shares, series C (“Series C Shares”) of TransAlta Corporation (the “Corporation”), voting as a separate series, will be held on February 16, 2017 at 11:00 a.m. (Calgary time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B for the following purposes:

(1)	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated January 9, 2017, as may be amended, and if deemed advisable, to pass, with or without variation, a special resolution (the “Series C Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the Corporation’s management information circular dated January 16, 2017 (the “Information Circular”) accompanying this Notice of Special Meeting, approving a proposed plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular; and

(2)	to transact such other business as may properly be brought before the Series C Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Series C Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting.

The record date for notice of the Series C Meeting is December 27, 2016 (the “Record Date”). Each Series C Shareholder is entitled to one vote in respect of each Series C Share held as of the Record Date. To be effective, the Series C Arrangement Resolution must be approved by a special resolution passed by not less than 66 2⁄3% of the votes cast by the Series C Shareholders, voting as a single series, present in person or represented by proxy at the Series C Meeting. Holders of at least a majority of the Series C Shares will constitute a quorum for the Series C Meeting.

If all of the conditions to the completion of the Arrangement in respect of the Series C Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Series C Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any other series of first preferred shares of the Corporation is not a condition to the completion of the Arrangement in respect of the Series C Shares.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Series C Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta this 16th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES E

NOTICE IS HEREBY GIVEN that the special meeting (the “Series E Meeting”) of holders (“Series E Shareholders”) of cumulative redeemable rate reset first preferred shares, series E (“Series E Shares”) of TransAlta Corporation (the “Corporation”), voting as a separate series, will be held on February 16, 2017 at 11:45 a.m. (Calgary time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B for the following purposes:

(1)	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated January 9, 2017, as may be amended, and if deemed advisable, to pass, with or without variation, a special resolution (the “Series E Arrangement Resolution”), the full text of which is set forth in Appendix “D” to the Corporation’s management information circular dated January 16, 2017 (the “Information Circular”) accompanying this Notice of Special Meeting, approving a proposed plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular; and

(2)	to transact such other business as may properly be brought before the Series E Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Series E Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting.

The record date for notice of the Series E Meeting is December 27, 2016 (the “Record Date”). Each Series E Shareholder is entitled to one vote in respect of each Series E Share held as of the Record Date. To be effective, the Series E Arrangement Resolution must be approved by a special resolution passed by not less than 66 2⁄3% of the votes cast by the Series E Shareholders, voting as a single series, present in person or represented by proxy at the Series E Meeting. Holders of at least a majority of the Series E Shares will constitute a quorum for the Series E Meeting.

If all of the conditions to the completion of the Arrangement in respect of the Series E Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Series E Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any other series of first preferred shares of the Corporation is not a condition to the completion of the Arrangement in respect of the Series E Shares.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Series E Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta this 16th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

NOTICE OF SPECIAL MEETING OF HOLDERS OF CUMULATIVE REDEEMABLE RATE RESET

FIRST PREFERRED SHARES, SERIES G

NOTICE IS HEREBY GIVEN that the special meeting (the “Series G Meeting”) of holders (“Series G Shareholders”) of cumulative redeemable rate reset first preferred shares, series G (“Series G Shares”) of TransAlta Corporation (the “Corporation”), voting as a separate series, will be held on February 16, 2017 at 12:30 p.m. (Calgary time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B for the following purposes:

(1)	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated January 9, 2017, as may be amended, and if deemed advisable, to pass, with or without variation, a special resolution (the “Series G Arrangement Resolution”), the full text of which is set forth in Appendix “E” to the Corporation’s management information circular dated January 16, 2017 (the “Information Circular”) accompanying this Notice of Special Meeting, approving a proposed plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular; and

(2)	to transact such other business as may properly be brought before the Series G Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Series G Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting.

The record date for notice of the Series G Meeting is December 27, 2016 (the “Record Date”). Each Series G Shareholder is entitled to one vote in respect of each Series G Share held as of the Record Date. To be effective, the Series G Arrangement Resolution must be approved by a special resolution passed by not less than 66 2⁄3% of the votes cast by the Series G Shareholders, voting as a single series, present in person or represented by proxy at the Series G Meeting. Holders of at least a majority of the Series G Shares will constitute a quorum for the Series G Meeting.

If all of the conditions to the completion of the Arrangement in respect of the Series G Shares are satisfied, as set forth in the Information Circular, the Arrangement to effect the exchange of the Series G Shares is expected to be completed, subject to the discretion of the Corporation not to proceed with the Arrangement. The approval of the Arrangement by the holders of any other series of first preferred shares of the Corporation is not a condition to the completion of the Arrangement in respect of the Series G Shares.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as proxy solicitation agent. If you have any questions or require more information with regard to voting your Series G Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta this 16th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS

CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED,

AND IN THE MATTER OF A PROPOSED ARRANGEMENT

OF TRANSALTA CORPORATION

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of TransAlta Corporation (the “Corporation”) with respect to a proposed arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), in respect of the Corporation and its holders (“Preferred Shareholders”) of cumulative redeemable rate reset first preferred shares, series A (the “Series A Shares”), cumulative redeemable floating rate first preferred shares, series B (the “Series B Shares”), cumulative redeemable rate reset first preferred shares, series C (the “Series C Shares”), cumulative redeemable rate reset first preferred shares, series E (the “Series E Shares”) and cumulative redeemable rate reset first preferred shares, series G (the “Series G Shares” and together with the Series A Shares, Series B Shares, Series C Shares and Series E Shares, the “Preferred Shares”). The Arrangement is described in greater detail in the information circular of the Corporation dated January 10, 2017 (the “Information Circular”) accompanying this Notice of Originating Application.

At the hearing of the Application, the Corporation intends to seek:

(a)	an order approving the Arrangement pursuant to the provisions of section 192 of the CBCA;

(b)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, substantively and procedurally, to the Preferred Shareholders and the other persons affected by the Arrangement;

(c)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement and the issuance of a proof of filing thereof pursuant to the provisions of section 192 of the CBCA, be effective under the CBCA in accordance with its terms and will be binding on and after the Effective Time (as defined in the plan of arrangement); and

(d) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on February 17, 2017 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Preferred Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of hearing in person or by counsel for that purpose. Any Preferred Shareholder, or any other interested party desiring to appear at the hearing for the final order approving the Arrangement is required to file with the Court, and serve upon the Corporation at or before 5:00 p.m. (Calgary time) on February 15, 2017, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such Preferred Shareholder, or other interested party intends to support or oppose the application or make submissions at the hearing, together with a summary of the position such Preferred Shareholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court by such Preferred Shareholder, or other interested party. Service on the Corporation shall be effected by delivery to the solicitors for the Corporation at the address below. If any

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Preferred Shareholder, or other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Corporation and that, in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing, or who have filed a notice of intention to appear as described above, shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting for each series of Preferred Shares for the purpose of Preferred Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Preferred Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of section 190 of the CBCA, as modified by such Interim Order and the plan of arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Preferred Shareholder or other interested party requesting the same by the under-mentioned solicitors for the Corporation upon written request delivered to such solicitors as follows:

Norton Rose Fulbright Canada LLP

Suite 3700, 400 – Third Avenue S.W.

Calgary, Alberta T2P 4H2

Attention: Steven H. Leitl

Facsimile No.: 403-264-5973

DATED at the City of Calgary, in the Province of Alberta, this 10th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS John H. Kousinioris Chief Legal and Compliance Officer and Corporate Secretary

QUESTIONS AND ANSWERS

The following Questions and Answers are intended to address some of the key aspects of the Meetings and the Arrangement. This section is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Preferred Shareholders are encouraged to read this Information Circular in its entirety and to consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Meetings. Capitalized terms used but not otherwise defined in the Questions and Answers have the meanings set forth under the heading “Glossary of Terms” in this Information Circular.

Process

1.	When is the vote?

•	The Meetings will be held on February 16, 2017 at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, Room 100B, at the following times:

•	Series A Meeting: 9:30 a.m. (Calgary time)

•	Series B Meeting: 10:15 a.m. (Calgary time)

•	Series C Meeting: 11:00 a.m. (Calgary time)

•	Series E Meeting: 11:45 a.m. (Calgary time)

•	Series G Meeting: 12:30 p.m. (Calgary time)

See “General Information for the Special Meetings” in this Information Circular.

2.	How do I vote?

•	Option 1: Vote through your Intermediary

•	Beneficial Preferred Shareholders must comply with the instructions on the voting instructions or proxy form well in advance of the applicable Meeting in order to ensure their Preferred Shares can be voted at the applicable Meeting.

•	If you are a non-objecting beneficial owner (and have permitted the disclosure of your ownership information to the Corporation) you will receive voting instruction forms or a proxy which include a 16-digit control number that allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. If you want to provide your voting instructions:

•	on the Internet, go to Broadridge’s website at www.proxyvote.com and follow the instructions. You will need your 16-digit control number, which you will find on your voting instruction or proxy form; or

•	by telephone, call 1-800-474-7493 (English) or 1-800-474-7501 (French).

•	If you are an objecting beneficial owner (and have not permitted the disclosure of your ownership information to the Corporation), you may be a non-registered Preferred Shareholder who will receive from your Intermediary voting instructions or a proxy form which:

•	is to be completed and returned as directed in the instructions provided; or

•	has been pre-authorized by your Intermediary indicating the number of Preferred Shares to be voted, which is to be completed, dated and signed and returned to Broadridge by mail or fax.

•	Option 2: Attend the applicable Meeting(s) and vote in person.

•	Appoint yourself as your proxyholder by writing your name in the space provided on the request for voting instructions or proxy form.

•	Do not complete the voting section on the request for voting instructions or proxy form as your vote will be taken at the applicable Meeting and return the request for voting instructions or proxy form to your Intermediary.

See “How to Vote” in this Information Circular.

3.	How many votes are needed to approve each applicable Arrangement Resolution?

•	Each series of Preferred Shares will vote separately as a series at the applicable Meeting. Each Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by the holders of the applicable series of Preferred Shares present in person or represented by proxy at the applicable Meeting.

•	A quorum for each Meeting for purposes of considering the applicable Arrangement Resolution shall be one or more persons present in person or represented by proxy at the opening of such Meeting holding in the aggregate not less than a majority of the outstanding series of Preferred Shares entitled to be voted at such Meeting. If within 30 minutes from the time appointed for the Meeting, a quorum in respect of the applicable series of Preferred Shares is not present, the Meeting shall stand adjourned to a date not less than 15 days later, and at a time and place as may be determined by the Chair of the Meeting. Notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting and at such adjourned meeting the Preferred Shareholders of the applicable series present in person or represented by proxy, whether or not they hold a majority of the applicable series of Preferred Shares then outstanding, shall constitute a quorum for all purposes.

See “Quorum and Voting Results – Approval of the Arrangement Resolutions” in this Information Circular.

4.	How do dissent rights work?

•	Dissent rights provide Preferred Shareholders with the right to dissent in respect of the applicable Arrangement Resolution and, in the event the Arrangement becomes effective for the applicable series of Preferred Shares held by such Dissenting Shareholder, to be paid by the Corporation the fair value of the Preferred Shares of the applicable series held by such Dissenting Shareholder.

•	The fair value of a Preferred Share is determined as at the close of business on the day before the applicable Arrangement Resolution is adopted or, upon application, by the Court, all in accordance with the procedures set forth in Section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement.

•	Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

See “Dissent Rights” in this Information Circular.

Motivations

5.	Why is TransAlta pursuing the Arrangement? What are the benefits for TransAlta?

•	TransAlta is pursuing the Arrangement because we believe that it provides benefits to both Preferred Shareholders and TransAlta.

•	Upon completion of the Arrangement Preferred Shareholders are expected to benefit from the following:

(a)	downside protection from the new minimum floor feature which will ensure dividends on the Series 1 Preferred Shares will never be below 6.50%;

(b)	the 6.50% dividend rate is generally higher than the coupon rate for other similarly rated preferred share issuances in the Canadian market;

(c)	an immediate increase in dividends as compared to the Preferred Shares, and the Series 1 Preferred Shares are expected to receive higher dividends over the next five years, assuming current interest rate levels continue to apply over such five year period;

(d)	enhanced trading liquidity by virtue of a larger consolidated series of Series 1 Preferred Shares; and

(e)	tax flexibility for Preferred Shareholders to effect the Arrangement on a tax deferred basis or elect to effect the Arrangement on a taxable basis to realize a capital gain or capital loss for Canadian federal income tax purposes.

•	Upon completion of the Arrangement, TransAlta is expected to benefit in the following ways:

(a)	a reduction in the carrying value associated with the Preferred Shares on our balance sheet, which in turn improves some rating agency credit ratios based on the equity treatment given to the Preferred Shares;

(b)	an improvement in the liquidity and underlying features of the Series 1 Preferred Shares (including the minimum floor feature) which could improve the trading yield and provide a more beneficial benchmark for any subsequent preferred share issuances by TransAlta; and

(c)	the Arrangement will provide future preferred share issuance capacity based on the equity treatment guidelines of the Corporation’s credit rating agencies.

See “The Arrangement – Reasons for the Arrangement” in this Information Circular.

6.	Why have other companies with rate reset preferred shares not pursued a similar type of transaction?

•	There have been other preferred share exchange transactions from other issuers, but each transaction is unique and is not comparable to the proposed Arrangement.

7.	Does TransAlta require that all series of Preferred Shares approve the applicable Arrangement Resolution in order to effect the Arrangement?

•	The Corporation may proceed with the Arrangement for each series of Preferred Shares for which the applicable Arrangement Resolution has been approved and the Final Order has been granted even if holders of one or more series of Preferred Shares do not approve the applicable Arrangement Resolution. In the event that one or more of the Arrangement Resolutions are not approved by the applicable series of Preferred Shareholders, the Arrangement will not be completed in respect of such series of Preferred Shares and such holders will continue to hold their Preferred Shares.

•	The Corporation has full flexibility to proceed with the Arrangement in respect of one or more of the series of Preferred Shares assuming all required conditions to effect the Arrangement have been satisfied and/or waived, as applicable.

•	In order to give effect to the Arrangement for a particular series of Preferred Shares, the applicable Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by holders of such particular series of Preferred Shares and all other conditions must be satisfied and/or waived by TransAlta, as applicable.

See “Quorum and Voting Results – Approval of the Arrangement Resolutions” and “The Arrangement – Conditions Precedent to Completion of the Arrangement” in this Information Circular.

8.	Why did TransAlta modify the exchange ratio for the Series A Shares? Why were none of the other series adjusted?

•	Following the announcement of the proposed Arrangement, the Corporation decided to increase the exchange ratio in respect of the Series A Shares to 0.530 which represents an implied offer premium of 10.9% relative to the December 16, 2016 closing prices for the Series A Shares on the TSX. This more appropriately aligns the premium offered to the Series A Shareholders to the premium offered to other Preferred Shareholders. The Corporation believes this adjustment will increase the support of the proposed Arrangement while maintaining fairness for holders of all other series of Preferred Shares.

See “The Arrangement – Reasons for the Arrangement” in this Information Circular and the Fairness Opinion attached as Appendix “G” to this Information Circular.

Exchange Ratios

9.	How were the exchange ratios determined?

•	TransAlta evaluated many metrics in determining the exchange ratios including, but not limited to, (i) the immediate dividend increase applicable to the Series 1 Preferred Shares; (ii) the price premium being offered in respect of each series of Preferred Shares; (iii) the reset spread premium; (iv) the impact to longer term dividends; (v) the value attributable to the minimum floor feature; and (vi) the value of the Series 1 Preferred Shares to be received in exchange for the Preferred Shares.

•	The Arrangement is expected to provide an immediate increase in dividends as compared to the Preferred Shares, and the Series 1 Preferred Shares are expected to receive higher dividends over the next five years, assuming current interest rate levels.

•	The proposed exchange ratios were also considered and evaluated by the Fairness Advisor and upon completion of such evaluation the Fairness Advisor issued its Fairness Opinion and concluded that the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares.

10.	Why was a constant premium not applied to each series of Preferred Shares?

•	A constant premium was not applied across all series of Preferred Shares as this would result in select series of Preferred Shares receiving an increase in dividends and others series of Preferred Shares receiving lesser dividends, as a result of the different attributes and trading values for each such series of Preferred Shares.

•	If TransAlta were to apply such an approach, it would be difficult to achieve fairness across each series of Preferred Shares.

•	Accordingly, the applicable exchange ratio was calculated and tailored to each series of Preferred Shares on an individual basis.

See “The Arrangement – Reasons for the Arrangement – Implied Offer Premia Ranges from 11% to 17%” in this Information Circular.

11.	Did TransAlta take the forward curve into account when setting the exchange ratios?

•	TransAlta evaluated a number of outlook scenarios in determining the exchange ratios, including (i) the forward curve, which, historically has not been an accurate predictor of interest rates in either Canada or the United States, (ii) a flat curve and (iii) a softening in the curve given recent events and commentary by the Bank of Canada.

12.	Am I better off to hold my current Preferred Shares?

•	TransAlta believes that Preferred Shareholders are better off exchanging their current series of Preferred Shares for Series 1 Preferred Shares given (i) the downside protection from the minimum floor feature; (ii) the 6.50% dividend rate of the Series 1 Preferred Shares; (iii) the immediate increase in dividends as compared to the Preferred Shares; (iv) the enhanced trading liquidity expected for the Series 1 Preferred Shares and (v) the tax flexibility for Preferred Shareholders in connection with the Arrangement and given the benefits to the Corporation including (i) a reduction in the carrying value associated with the Preferred Shares on the Corporation’s balance sheet, which in turn improves some rating agency credit ratios; (ii) an improvement in the liquidity and underlying features of the series 1 Preferred Shares which TransAlta anticipates will improve the trading yield; and (iii) future preferred share issuance capacity.

See “The Arrangement – Reasons for the Arrangement” in this Information Circular.

13.	The Series 1 Preferred Shares provide a minimum floor feature and a new dividend rate. Are there other differences as compared to the current Preferred Shares?

•	Series 1 Preferred Shares will have the benefits outlined above including the minimum floor feature (the Series 2 Preferred Shares do not have a minimum floor feature) and a dividend rate of 6.50%. The other features of the Series 1 Preferred Shares will be equivalent to the current Preferred Shares, including resetting the dividend rate every five years and having the option to select a floating rate security (available with the Series 2 Preferred Shares) at each reset period (the initial reset period to be on December 31, 2021).

•	The dividend rate in respect of any Series 2 Preferred Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period.

•	The Floating Quarterly Dividend Rate is the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%.

See “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares” in this Information Circular.

Value

14.	Is there any value in the minimum floor? Particularly given the forward curve?

•	TransAlta believes significant value can be ascribed to the minimum floor for a number of reasons including, but not limited to, the following:

(a)	based on the Government of Canada Yield of 1.21% at the time the Arrangement was announced, the Arrangement offers significantly more downside protection to a decline in the Government of Canada Yield than all other minimum floor rate reset preferred shares issued on the TSX since September 2015. The average Government of Canada Yield for such previous issuances of rate reset preferred shares with a minimum floor feature on the TSX is approximately 0.78%, resulting in a floor value for the Government of Canada Yield that is approximately 43 basis points higher for the Series 1 Preferred Shares compared to prior issuances; and

(b)	over the past few years, many Canadian listed companies, including companies in the Corporation’s peer group, have issued rate reset preferred shares with and without a minimum floor feature. The preferred share issuances without a minimum floor feature have demonstrated higher return requirements relative to preferred share issuances with a minimum floor feature issued from the same issuer.

See “The Arrangement – Reasons for the Arrangement – Minimum Floor Feature Reduces Dividend Volatility” in this Information Circular.

15.	Will the Series 1 Preferred Shares trade above $25.00 per share?

•	The Corporation expects that the Series 1 Preferred Shares will trade closer to their Issue Price of $25.00, given the initial dividend rate attributable to the Series 1 Preferred Shares, the minimum floor feature, the redemption price and the improved credit profile of TransAlta upon completion of the Arrangement.

16.	Does this transaction limit my upside in share price value for Series 1 Preferred Shares? Also, does this transaction take away the capital appreciation for the Preferred Shares I currently hold?

•	Preferred shares that have a redemption feature allow issuers of such preferred shares to call the preferred shares at a pre-determined price at each reset date and this limits the potential price appreciation upside for such preferred shares, including the Series 1 Preferred Shares.

•	Although the Series 1 Preferred Shares have a redemption value of $25.00 per share, it is possible that the Series 1 Preferred Shares will trade above $25.00 as several other series of rate reset preferred shares issued by other issuers with a minimum floor feature are currently trading at or above $25.00.

•	The Corporation believes that the beneficial features of the Series 1 Preferred Shares provide immediate and tangible benefits including the downside protection from the minimum floor feature and higher immediate and expected dividends under current interest rates, which will be favoured relative to the uncertainty associated with potential price volatility of the existing Preferred Shares.

See “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares” in this Information Circular.

17.	Will TransAlta just call the Series 1 Preferred Shares at the next reset date if they are trading above $25.00 per share?

•	TransAlta does not currently have any intention to call outstanding Preferred Shares. Decisions on calling Preferred Shares at the next reset date will be dependent on a number of variables including TransAlta’s funding requirements and access to capital markets, in addition to the then current trading price of the Series 1 Preferred Shares.

•	The equity attributable to the Preferred Shares is viewed as an integral part of the Corporation’s capital structure and supports TransAlta’s current credit ratings.

18.	How did the Fairness Advisor come to the conclusion that the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares?

•	The Fairness Advisor conducted a rigorous review of the Arrangement and evaluated a number of quantitative and qualitative considerations comparing each existing series of Preferred Shares to the Series 1 Preferred Shares under a number of potential market outlook scenarios including shorter-term and longer-term perspectives. There were significant alternative scenarios evaluated for each series of Preferred Shares and ultimately the exchange ratios and the premiums offered to the holders of each series of Preferred Shares were adjusted to ensure that the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to each series of Preferred Shares, taking into account the wide range of quantitative and qualitative considerations that the Fairness Advisor evaluated.

See the Fairness Opinion attached as Appendix “G” to this Information Circular.

Tax

19.	How is the exchange treated for Canadian federal income tax purposes?

•	The exchange of Preferred Shares for Series 1 Preferred Shares will generally be tax-deferred for Preferred Shareholders for Canadian federal income tax purposes.

•	However, Preferred Shareholders are being provided with the option to elect by filing with the Depositary the Election Form prior to the Election Deadline to effect the exchange in such a manner that may allow such Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes.

See “Certain Canadian Federal Income Tax Considerations – Exchange of Preferred Shares for New Preferred Shares” in this Information Circular.

20.	Why would I elect to realize capital gains or capital losses? How does this work?

•	Preferred Shareholders may elect to realize capital gains or capital losses in order to align with their personal tax planning.

•	Registered Preferred Shareholders who wish to exchange their Preferred Shares in a way that may allow such registered Preferred Shareholders to realize a capital gain or a capital loss for

Canadian federal income tax purposes may do so by completing and submitting the Election Form with the Depositary on or before the Election Deadline in accordance with the instructions on the Election Form. In the event a registered Preferred Shareholder does not submit an Election Form with the Depositary prior to the Election Deadline, such registered Preferred Shareholder will receive his, her or its Series 1 Preferred Shares on a tax-deferred basis for Canadian federal income tax purposes.

•	Preferred Shareholders should consult with their own tax, accounting and/or financial advisor to determine whether this election would be beneficial based on each Preferred Shareholder’s unique circumstances.

•	TransAlta in no way expresses an opinion as to whether a Preferred Shareholder should or should not file an Election Form.

See “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” in this Information Circular.

21.	If I have questions regarding the Arrangement, who do I contact?

•	Questions and requests for assistance concerning how Preferred Shareholders can vote their Preferred Shares or the exchange of their Preferred Shares for Series 1 Preferred Shares may be directed to the Depositary (CST Trust Company) at 1-800-387-0825 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, and questions with respect to the Arrangement may be directed to the Solicitation Agent (Kingsdale Advisors) at 1-877-659-1820 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Preferred Shareholders are encouraged to read this Information Circular in its entirety and to consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Meetings. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary of Terms” in this Information Circular.

The Arrangement

If the Arrangement is completed in its entirety, each issued and outstanding: (i) Series A Share will be exchanged for 0.530 of a Series 1 Preferred Share; (ii) Series B Share will be exchanged for 0.550 of a Series 1 Preferred Share; (iii) Series C Share will be exchanged for 0.705 of a Series 1 Preferred Share; (iv) Series E Share will be exchanged for 0.790 of a Series 1 Preferred Share; and (v) Series G Share will be exchanged for 0.820 of a Series 1 Preferred Share.

Assuming all series of Preferred Shares approve the Arrangement (and there are no Dissenting Shareholders), an aggregate of up to 26,673,492 Series 1 Preferred Shares will be issued in exchange for the Preferred Shares. See “The Arrangement – Arrangement Steps” in this Information Circular for a summary of the steps that the Corporation will take to effect the Arrangement.

Each Series 1 Preferred Share will entitle the holder thereof to receive fixed cumulative preferential cash dividends at an annual rate of $1.625 per share, payable quarterly on each Dividend Payment Date in each year (less any tax required to be deducted and withheld by the Corporation) during the Initial Fixed Rate Period.

The Series 1 Preferred Shares include a “minimum floor” mechanism which provides Preferred Shareholders with the downside protection that the Annual Fixed Dividend Rate will be no lower than 6.50%. The Preferred Shares currently do not include this minimum floor feature. The following table sets forth the dividend on each series of Preferred Shares before and after giving effect to the Arrangement along with the percentage increase of the dividend after giving effect to the Arrangement:

	Preferred Share Series		Following Completion of the Arrangement
Series	Current Annual Dividend per Share (A)	Five-Year Average Dividend Based on Actual Reset Dates(1) (B)	Series 1 Preferred Share Annual Dividend(3) (C)	Increase in Annual Dividend Over Five- Year Average (%) ((C-B)/B)
Series A Shares	$0.68	$0.70	$0.86	23%
Series B Shares(2)	$0.63	$0.81	$0.89	10%
Series C Shares	$1.15	$1.08	$1.15	6%
Series E Shares	$1.25	$1.22	$1.28	5%
Series G Shares	$1.33	$1.29	$1.33	3%

Notes:

(1)	Average expected annual dividend over the next five years from each series of Preferred Shares, assuming they reset at the next reset dates for a subsequent five-year fixed rate period and based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(2)	The “Five-Year Average Dividend Based on Actual Reset Dates” for the Series B Shares is calculated based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement, notwithstanding the quarterly dividend rate for the Series B Shares is based in reference to the T-Bill Rate. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(3)	Adjusted in accordance with the applicable exchange ratios, based on the closing price of the Preferred Shares on the TSX on December 16, 2016 (the last trading day prior to the announcement of the Arrangement).

For additional information regarding the rights, privileges, restrictions and conditions attaching to the New Preferred Shares, see “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares” in this Information Circular.

The exchange of Preferred Shares for Series 1 Preferred Shares will generally be tax-deferred for Preferred Shareholders for Canadian federal income tax purposes, however, Electing Preferred Shareholders can elect by filing with the Depositary the Election Form prior to the Election Deadline to effect the exchange in such a manner that may allow such Electing Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes. For a more detailed discussion of the Canadian federal income tax considerations applicable to Holders of Preferred Shares in connection with the Arrangement, see “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

Time, Date and Place of the Meetings

The Meetings will be held on February 16, 2017 at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B, unless otherwise cancelled, adjourned or postponed, at the following times:

•	Series A Meeting: 9:30 a.m. (Calgary time)

•	Series B Meeting: 10:15 a.m. (Calgary time)

•	Series C Meeting: 11:00 a.m. (Calgary time)

•	Series E Meeting: 11:45 a.m. (Calgary time)

•	Series G Meeting: 12:30 p.m. (Calgary time)

For additional information relating to the Meetings and how to vote your applicable series of Preferred Shares, see “General Information for the Special Meetings” and “How to Vote” in this Information Circular.

Purpose of the Meetings

The purpose of the Meetings will be for Preferred Shareholders of each series to consider, and if thought fit, approve the Arrangement Resolution applicable to such series of Preferred Shares. To be effective, each Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by Preferred Shareholders entitled to vote on the applicable Arrangement Resolution at the applicable Meeting.

The Corporation may proceed with the Arrangement for each series of Preferred Shares for which the applicable Arrangement Resolution has been approved and the Final Order has been granted. See “Quorum and Voting Results – Approval of the Arrangement Resolutions” in this Information Circular.

Background to the Arrangement

In October 2016 the Corporation began a review process with the Financial Advisor to consider the strategic and financial merits to effecting a transaction pursuant to which the Preferred Shares would be exchanged for one or more new series of preferred shares. The key objectives of the Corporation in effecting the Arrangement are to strengthen the Corporation’s balance sheet and financial flexibility in a manner that is also fair to, and enhances the financial terms of the Preferred Shares held by, the Preferred Shareholders.

On November 3, 2016, the Audit and Risk Committee of the Board of Directors met to consider, at a preliminary stage, the exchange of the Preferred Shares for one or more new series of preferred shares, and on November 22, 2016, the Board of Directors met with management and were provided an overview of the potential transaction. The Board of Directors delegated to the Audit and Risk Committee the formal responsibility to review and consider the potential transaction and, if considered advisable, to make a recommendation to the Board of Directors on whether to approve the transaction and to recommend to Preferred Shareholders that they vote in favour of the proposed transaction.

Throughout October, November and December 2016, management of the Corporation continued to consider a potential transaction pursuant to which the Preferred Shares would be exchanged for one or more new series of preferred shares. Over the course of such discussions, it became apparent that to effect such a transaction, it would be prudent for the Corporation to engage CIBC as a financial advisor to consider such a transaction and for the Board of Directors to engage the Fairness Advisor to provide the Board of Directors with a fairness opinion. In late November 2016, the Financial Advisor presented TransAlta with further financial details pertaining to the expected terms of the potential transaction pursuant to which the Preferred Shares would be exchanged for Series 1 Preferred Shares.

On December 14, 2016, the Audit and Risk Committee met to further consider the proposed transaction and was provided, among other things, with a draft Fairness Opinion, a draft Information Circular, a presentation of the Fairness Advisor and a market assessment from the Financial Advisor. The Audit and Risk Committee met again on December 18, 2016 and received a verbal fairness opinion from the Fairness Advisor that concluded that the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to holders of each series of Preferred Shares. Following, the Audit and Risk Committee determined the Arrangement to be in the best interests of the Corporation based on recommendations from management and advice and recommendations received from the Financial Advisor and legal counsel and the verbal fairness opinion from the Fairness Advisor. Accordingly, the Audit and Risk Committee recommended that the Board of Directors: (i) approve the Arrangement; and (ii) recommend that Preferred Shareholders approve the Arrangement.

On December 19, 2016, after considering the recommendation of the Audit and Risk Committee and the strategic and financial merits of the Arrangement (including the proposed exchange ratios to which the Arrangement would be subject) for Preferred Shareholders and the Corporation, based on recommendations from management and advice and recommendations received from the Financial Advisor and legal counsel and the verbal fairness opinion from the Fairness Advisor, which provided that, as at December 19, 2016, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to holders of each series of Preferred Shares, the Board of Directors determined it to be in the best interests of the Corporation and fair to the Preferred Shareholders to submit the Arrangement Resolutions to the Preferred Shareholders for approval, which, if approved, would give effect to the Arrangement.

Following the announcement of the proposed Arrangement on December 19, 2016, the Corporation further reviewed and considered the proposed exchange ratios for each series of Preferred Shares and whether any of the proposed exchange ratios ought to be revised. Based on such review and advice and recommendations received from the Financial Advisor, the Corporation decided to increase the exchange ratio of the Series A Shares to 0.530, which represents an implied offer premium of 10.9% relative to the December 16, 2016 closing price for the Series A Shares on the TSX. The Fairness Advisor subsequently provided the Fairness Opinion that concludes that as at December 19, 2016, subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement (including the increased exchange ratio of the Series A Shares) is fair, from a financial point of view, to the holders of each series of Preferred Shares. The Corporation believes the adjustment to the exchange ratio of the Series A Shares aligns the premium offered to Series A Shareholders to the premium offered to holders of the other series of Preferred Shares. See “The Arrangement – Background to the Arrangement” in this Information Circular.

Recommendation of the Board of Directors

After taking into account, among other things, the verbal fairness opinion (which was confirmed by the Fairness Opinion) provided by the Fairness Advisor to the Board of Directors and legal and financial advice, the Board of Directors unanimously determined that the Arrangement is fair to each series of Preferred Shareholders and is in the best interests of the Corporation. Accordingly, the Board of Directors unanimously recommends that:

•	the Series A Shareholders vote FOR the Series A Arrangement Resolution;

•	the Series B Shareholders vote FOR the Series B Arrangement Resolution;

•	the Series C Shareholders vote FOR the Series C Arrangement Resolution;

•	the Series E Shareholders vote FOR the Series E Arrangement Resolution; and

•	the Series G Shareholders vote FOR the Series G Arrangement Resolution.

See “The Arrangement – Recommendation of the Board of Directors” in this Information Circular.

Reasons for the Arrangement

By recommending the Arrangement Resolutions to the Preferred Shareholders, the Board of Directors believes the Arrangement provides a number of anticipated benefits to the Preferred Shareholders, including, without limitation, the benefits set forth below.

•	Minimum Floor Feature Reduces Dividend Volatility. Dividend volatility is expected to be reduced as a result of the downside protection provided under the terms of the Series 1 Preferred Shares, which will include a “minimum floor” mechanism that ensures the dividend rate will be no lower than 6.50% per annum. The Preferred Shares currently do not include this minimum floor feature as it is a relatively new feature for preferred shares issued in the Canadian market.

Over the past few years, many Canadian listed companies, including companies in the Corporation’s peer group, have issued rate reset preferred shares with and without a minimum floor feature. The preferred share issuances with minimum floor mechanisms have demonstrated generally higher trading value than other series of preferred shares issued from the same issuer. The Government of Canada Yield currently sits at a meaningfully higher level than recent minimum floor preferred share issuances, resulting in the Series 1 Preferred Shares having relatively greater downside protection for Preferred Shareholders. Since September 2015, the preferred share issuances on the TSX that have included a minimum floor have been issued at an average Government of Canada Yield of approximately 0.78%, much lower (43 basis points) than the Government of Canada Yield of 1.21% utilized for the Series 1 Preferred Shares.

Note:

(1)	Average Government of Canada Yield for minimum floor preferred shares is based on a sample of 16 issuances of rate reset preferred shares over the previous 22 months.

•	Attractive 6.50% Dividend Rate. The 6.50% dividend payable by the Series 1 Preferred Shares would result in an increased dividend for all series of Preferred Shares, assuming they would reset at current interest rate levels over the next five years. The 6.50% dividend rate is generally higher than the dividend rate for other similarly rated preferred share issuances in the Canadian market. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.

Notes:

(1)	The current annual dividend rates for the Series A Shares, Series B Shares, Series C Shares, Series E Shares and Series G Shares are 2.71%, 2.54%, 4.60%, 5.00% and 5.30%, respectively.
(2)	Average expected annual dividend over the next five years from each series of Preferred Shares, assuming they reset at the next reset dates for a subsequent five-year fixed rate period at the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(3)	Adjusted in accordance with the applicable exchange ratios, based on the closing price of the Preferred Shares on the TSX on December 16, 2016 (the last trading day prior to the announcement of the Arrangement). See “The Arrangement - Existing Preferred Share Summary” in this Information Circular.
(4)	The “Five-Year Average Dividend Based on Actual Reset Dates” for the Series B Shares is calculated based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement, notwithstanding the quarterly dividend rate for the Series B Shares being based in reference to the T-Bill Rate. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.

•	Reset Spread Substantially Increased for all Series. The reset spread for the New Preferred Shares is 529 basis points, which compares favourably to the reset spreads for the Preferred Shares that range from 369 basis points to 463 basis points (adjusted to give effect to the applicable exchange ratio) representing a 14% to 43% increase depending on the series. This reset spread is added to the Government of Canada Yield or quarterly T-Bill rate at the time of reset to determine subsequent preferred share dividends.

Notes:

(1)	The reset spread for the Series 1 Preferred Shares is based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement.
(2)	The “Adj. Reset Spread for Exchange Ratio” is the current reset spread for the dividend on each series of Preferred Shares divided by the exchange ratio for each series. This provides a reset spread that can be compared on a current basis to the Series 1 Preferred Share reset spread, incorporating the exchange ratio.

•	Implied Offer Premia Ranges from 11% to 17%. In addition to the minimum floor protection, the Arrangement also offers a premium of 11% to 17% depending on the series of Preferred Shares held (based on their respective trading values on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement). The premia reflects the percentage increase of the deemed value of the Series 1 Preferred Shares over the trading price of the applicable series of Preferred Shares after adjusting for the applicable exchange ratio.

Offer Premium Per Series Based on the Issue Price of the Series 1 Preferred Shares

Note:

(1)	Premia calculated by multiplying the $25.00 Issue Price of the Series 1 Preferred Shares by the applicable exchange ratio for each series of Preferred Shares and dividing this total by the trading price on the TSX on December 16, 2016 of each series of Preferred Shares.

•	Consolidation of Preferred Shares into One Series Benefits Trading Liquidity. The completion of the Arrangement in its entirety will consolidate the Preferred Shares into one larger series of New Preferred Shares. Trading liquidity is expected to be enhanced, as the consolidation of the Preferred Shares into one series of New Preferred Shares is expected to provide holders of New Preferred Shares with more flexibility and depth in the market to buy and sell such New Preferred Shares.

Market Value Comparison

Notes:

(1)	The market value of each series of Preferred Shares is based on the closing price of the Preferred Shares on the TSX on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement.
(2)	The aggregate market value of the Series 1 Preferred Shares is calculated based on the implied number of Series 1 Preferred Shares that is expected to be outstanding following the Arrangement, determined by the exchange ratios, multiplied by the $25.00 Issue Price per share. The market value of each Series 1 Preferred Share is expected to trade closer to its Issue Price, given the initial dividend rate attributable to the Series 1 Preferred Shares, the minimum floor feature and the improved credit profile of TransAlta upon completion of the Arrangement.

•	Tax Flexibility for Preferred Shareholders. The Arrangement provides an automatic tax deferred exchange for Canadian federal income tax purposes to the Preferred Shareholders; however, Preferred Shareholders may alternatively elect to have the exchange occur in a manner that may allow the Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes. As a result, the Arrangement affords flexibility in tax planning for Preferred Shareholders. Any Preferred Shareholder who wishes to have the exchange of one or more of its series of Preferred Shares occur in a manner that may allow such Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes should make such election as outlined in “The Arrangement—Procedure for Exchange of Preferred Shares for Series 1 Preferred Shares” in this Information Circular.

•	Fairness Opinion. The Fairness Advisor provided its Fairness Opinion that, as at December 19, 2016, and subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares.

•	Unanimous Board Recommendation. The Board of Directors unanimously recommends that the holders of each series of Preferred Shares vote in favour of the applicable Arrangement Resolution.

The Arrangement is also expected to provide a number of anticipated benefits to the Corporation and, in turn, the Preferred Shareholders, on the basis of improved credit and funding profile. Without limitation, the benefits include:

•	Improved Balance Sheet. The Arrangement will reduce the carrying value associated with the Preferred Shares on the Corporation’s balance sheet, which in turn improves some rating agency credit ratios based on the equity treatment given to the Preferred Shares.

•	Improved Trading Yield. The Arrangement is expected to improve the liquidity and underlying features of the Series 1 Preferred Shares (including the minimum floor feature) which could improve the trading yield and provide a more beneficial benchmark for any subsequent preferred share issuances by TransAlta.

•	Enhanced Financial Flexibility. The Arrangement is expected to provide future preferred share issuance capacity based on the equity treatment guidelines of the Corporation’s credit rating agencies.

For additional discussion regarding the benefits of the Arrangement, see “The Arrangement – Reasons for the Arrangement” in this Information Circular.

Fairness Opinion

In deciding to approve the Arrangement and the proposed exchange ratios to which the Arrangement would be subject, the Board of Directors considered, among other things, the verbal fairness opinion from the Fairness Advisor, which provided that, as at December 19, 2016, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares. Following the announcement of the proposed Arrangement on December 19, 2016, the Corporation further reviewed and considered the proposed exchange ratios for each series of Preferred Shares and whether any of the proposed exchange ratios ought to be revised. Based on such review and advice and recommendations received from the Financial Advisor, the Corporation decided to increase the exchange ratio of the Series A Shares to 0.530. The Fairness Advisor subsequently provided the Fairness Opinion that concludes that as at December 19, 2016, subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement (including the increased exchange ratio of the Series A Shares) is fair, from a financial point of view, to the holders of each series of Preferred Shares.

The full text of the Fairness Opinion setting out the scope of review, assumptions made, limitations and qualifications, approach followed and matters considered by the Fairness Advisor in connection with the Fairness Opinion, is attached as Appendix “G” to this Information Circular. The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not a recommendation as to how any Preferred Shareholder should vote with respect to the Arrangement or any other matter. See “The Arrangement – Fairness Opinion” in this Information Circular.

Existing Preferred Share Summary

The following table outlines the Preferred Shares outstanding by series, the closing price of each series of Preferred Shares on the TSX on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement, the exchange ratio and the closing price of each series of Preferred Shares on the TSX on January 13, 2017, the last trading day immediately preceding the date of this Information Circular.

Series	Number of Preferred Shares Outstanding	Pre- Announcement Closing Price of the Preferred Shares	Exchange Ratio	Equivalent Exchanged Price(1)	Series 1 Issue Price	Offer Premium(2)	Closing Price of the Preferred Shares on January 13, 2017
Series A Shares	10,175,380	$11.95	0.530	$22.55	$25.00	10.9%	$12.55
Series B Shares	1,824,620	$11.75	0.550	$21.36	$25.00	17.0%	$13.31
Series C Shares	11,000,000	$15.57	0.705	$22.09	$25.00	13.2%	$17.01
Series E Shares	9,000,000	$16.99	0.790	$21.51	$25.00	16.2%	$19.00
Series G Shares	6,600,000	$18.07	0.820	$22.04	$25.00	13.4%	$19.87

Notes:

(1)	“Equivalent Exchanged Price” is calculated by dividing the trading price of each series of Preferred Shares on December 16, 2016 by the applicable exchange ratio.
(2)	Premia calculated by multiplying the $25.00 Issue Price of the Series 1 Preferred Shares by the applicable exchange ratio for each series of Preferred Shares and dividing this total by the trading price of the applicable series of Preferred Share on December 16, 2016.

Conditions Precedent to Complete the Arrangement

Completion of the Arrangement for each series of Preferred Shares is conditional on the occurrence of the following, each of which may be waived by the Corporation to the extent permitted under applicable law:

•	the Arrangement Resolution for the applicable series of Preferred Shares receiving the approval of at least 66 2⁄3% of the votes cast by the Preferred Shareholders of such series at the applicable Meeting;

•	the Final Order for the applicable series of Preferred Shares being obtained;

•	the Interim Order and Final Order for the applicable series of Preferred Shares not being set aside or modified in a manner unacceptable to TransAlta;

•	the TSX conditionally approving the listing and posting for trading of the New Preferred Shares;

•	Dissent Rights being validly exercised and not withdrawn with respect to less than 5% of the issued and outstanding Preferred Shares of the applicable series;

•	no applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgement, decree, ruling or other similar requirement being in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins TransAlta from consummating the Arrangement;

•	the Board of Directors not having determined to not proceed with the Arrangement for the applicable series of Preferred Shares; and

•	TransAlta receiving any other required approval in order to effect the Arrangement.

See “The Arrangement – Conditions Precedent to Completion of the Arrangement” in this Information Circular.

Treatment of Dividends

If the Arrangement is completed before February 21, 2017, and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta intends to give effect to the Arrangement on or before February 21, 2017 and pro-rate the dividends payable pursuant to the Preferred Shares and the dividends payable pursuant to the Series 1 Preferred Shares. If the Effective Date of the Arrangement is February 17, 2017, dividends will be paid on the Preferred Shares from December 31, 2016 up to and including February 16, 2017 and the dividends payable on the Series 1 Preferred Shares will be paid from February 17, 2017 up to but excluding March 31, 2017.

If the Arrangement is completed on or after February 22, 2017, TransAlta intends to apply for the Final Order on March 30, 2017, and assuming the Final Order is granted and all other approvals are received and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta will file Articles of Arrangement to give effect to the Arrangement and such dividends will be paid on the Preferred Shares from December 31, 2016 up to but excluding March 31, 2017 with dividends payable on the Series 1 Preferred Shares to commence on March 31, 2017. See “The Arrangement – Treatment of Dividends” in this Information Circular.

Dissent Rights

The Interim Order grants Dissent Rights to registered Preferred Shareholders who validly object to the Arrangement. A summary of such Dissent Rights is set forth in this Information Circular under the heading “Dissent Rights”.

Certain Canadian Federal Income Tax Considerations

The exchange of Preferred Shares for Series 1 Preferred Shares will generally be tax-deferred for Preferred Shareholders for Canadian federal income tax purposes, however, Electing Preferred Shareholders can elect by filing with the Depositary the Election Form prior to the Election Deadline to effect the exchange in such a manner that may allow such Electing Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes. For a more detailed discussion of the Canadian federal income tax considerations applicable to Holders of Preferred Shares in connection with the Arrangement, see “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

Risk Factors Relating to the Arrangement

Risk factors relating to the Arrangement include:

•	the Arrangement may not result in any or all of the possible benefits described in this Information Circular;

•	there is no certainty that the conditions precedent to effect the Arrangement (including receipt of approval of the applicable Arrangement Resolution by the holders of such series of Preferred Shares, the approval of the Court and the listing approval of the TSX) will be satisfied;

•	if the Board of Directors determines that the number of Preferred Shareholders for a particular series of Preferred Shares who exercise Dissent Rights is unacceptably high, then the Board of Directors may determine not to proceed with the Arrangement;

•	the Board of Directors may determine not to proceed with the Arrangement prior to the Meeting or may terminate the Arrangement at any time prior to the Effective Time;

•	there is currently no market through which the New Preferred Shares may be sold and holders may not be able to resell the New Preferred Shares issued in connection with the Arrangement;

•	in the event of Liquidation, the Corporation’s assets must be used first to pay liabilities and other debt obligations of the Corporation before payments may be made on the New Preferred Shares and other first preferred shares, if any, and upon completion of the Arrangement, holders of the New Preferred Shares will, in aggregate, have a reduced claim to the Corporation’s property and assets in the event of Liquidation;

•	the market price of the New Preferred Shares may experience significant price fluctuations in the future due to a variety of factors relative to the Corporation’s business;

•	the Corporation has the right to redeem the Series 1 Preferred Shares on each Series 1 Conversion Date by the payment of an amount equal to $25.00 plus all accrued and unpaid dividends thereon, which may limit the capital appreciation potential of the New Preferred Shares compared to the Preferred Shares;

•	provisions of various trust indentures and credit arrangements to which the Corporation is a party may restrict the Corporation’s ability to declare and pay dividends on the New Preferred Shares under certain circumstances; and

•	changes in credit ratings of the New Preferred Shares may affect the market price or value and the liquidity of the New Preferred Shares, and there is no assurance that any credit rating assigned to the New Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

For additional discussion regarding risk factors relating to the Arrangement, see “Risk Factors Relating to the Arrangement” in this Information Circular.

GLOSSARY OF TERMS

“AIF” means the annual information form of the Corporation dated February 17, 2016 for the year ended December 31, 2015;

“allowable capital loss” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“Annual Fixed Dividend Rate” means for any Subsequent Fixed Rate Period, the greater of: (i) the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 5.29%; and (ii) 6.50%;

“Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of the Corporation as at and for the year ended December 31, 2015;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order provided that any such amendment or variation is acceptable to the Corporation, acting reasonably;

“Arrangement Resolutions” means, collectively, the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution and Series G Arrangement Resolution, or, as the context requires, means any combination thereof and “Arrangement Resolution” means any one of them;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation;

“Bloomberg Screen CA3MAY Page” means the display designated as page “CA3MAY<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the CA3MAY<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada auction results of treasury bills;

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

“Board of Directors” means the board of directors of the Corporation;

“Broadridge” means Broadridge Investor Communication Solutions, Canada;

“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” has the meaning ascribed to such term herein under “The Arrangement – Book-Entry Only System”;

“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;

“CIBC” means CIBC World Markets Inc.;

“Common Shares” means the common shares in the capital of the Corporation;

“Court” means the Court of Queen’s Bench of Alberta;

“CST” or “Depositary” means CST Trust Company;

“DBRS” has the meaning ascribed to such term herein under “The Arrangement – Credit Ratings”;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the right of a registered Preferred Shareholder to dissent with respect to the applicable Arrangement Resolution and to be paid the fair value of the Preferred Shares of the particular series in respect of which the Preferred Shareholder dissents, all in accordance with Section 190 of the CBCA, the Interim Order and Article 4 of the Plan of Arrangement;

“Dissenting Holder” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations – Dissenting Holders”;

“Dissenting Shareholder” has the meaning ascribed to such term herein under “Dissent Rights – Rights of Dissenting Shareholders”;

“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval database of the U.S. Securities and Exchange Commission;

“Effective Date” means the date the Arrangement becomes effective pursuant to the CBCA;

“Effective Time” means the time the Arrangement becomes effective on the Effective Date pursuant to the CBCA;

“Electing Preferred Shareholders” means, collectively, the Electing Series A Shareholders, the Electing Series B Shareholders, the Electing Series C Shareholders, the Electing Series E Shareholders and the Electing Series G Shareholders;

“Electing Series A Shareholder” means a Series A Shareholder who has elected to exchange all of the Series A Shares held by such Series A Shareholder on a taxable basis under the Arrangement as designated by such Series A Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series A Shareholder’s election;

“Electing Series B Shareholder” means a Series B Shareholder who has elected to exchange all of the Series B Shares held by such Series B Shareholder on a taxable basis under the Arrangement as designated by such Series B Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series B Shareholder’s election;

“Electing Series C Shareholder” means a Series C Shareholder who has elected to exchange all of the Series C Shares held by such Series C Shareholder on a taxable basis under the Arrangement as designated by such Series C Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series C Shareholder’s election;

“Electing Series E Shareholder” means a Series E Shareholder who has elected to exchange all of the Series E Shares held by such Series E Shareholder on a taxable basis under the Arrangement as designated by such Series E Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series E Shareholder’s election;

“Electing Series G Shareholder” means a Series G Shareholder who has elected to exchange all of the Series G Shares held by such Series G Shareholder on a taxable basis under the Arrangement as designated by such Series G Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series G Shareholder’s election;

“Election Deadline” means 5:00 p.m. (Calgary time) on the third Business Day immediately prior to the date of the applicable Meeting, or if such Meeting is adjourned or postponed, 5:00 p.m. on the third Business Day immediately prior to the date of the adjourned or postponed Meeting;

“Election Form” means the election form accompanying the Information Circular to be delivered to Preferred Shareholders in connection with the Arrangement pursuant to which Preferred Shareholders may elect to exchange their Preferred Shares of a particular series on a taxable basis;

“Encumbrance” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Fairness Advisor” means PricewaterhouseCoopers LLP, in its advisory capacity to the Board of Directors;

“Fairness Opinion” means the fairness opinion dated January 16, 2017 delivered by the Fairness Advisor to the Board of Directors with respect to the Arrangement, a copy of which is attached as Appendix “G” to this Information Circular.

“Final Order” means the final order of the Court, in a form acceptable to the Corporation, approving the Arrangement, as such order may be amended by the Court (where such amendments are acceptable to the Corporation, acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation or amendment is acceptable to the Corporation, acting reasonably);

“Financial Advisor” means CIBC, in its financial advisory capacity to the Corporation;

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%;

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

“Governmental Authority” means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (iii) any self-regulatory authority, stock exchange or other marketplace, including the TSX; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Information Circular” means this management information circular of the Corporation dated January 16, 2017, together with all appendices hereto;

“Initial Fixed Rate Period” means the period from and including the date of issue of the Series 1 Preferred Shares to but excluding December 31, 2021;

“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA, containing, among other things, declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Intermediary” has the meaning ascribed to such term herein under “How to Vote – Beneficial Preferred Shareholders”;

“Issue Price” means $25.00 per share, being the initial issuance price of each series of Preferred Shares or the Series 1 Preferred Shares, as applicable;

“Kingsdale” means Kingsdale Advisors, the proxy solicitation agent engaged by the Corporation in connection with the Meetings;

“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

“Meetings” means, collectively, the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting and Series G Meeting, and “Meeting” means any one of them as the context requires;

“New Preferred Shares” means, collectively, the Series 1 Preferred Shares, and where the context requires, the Series 2 Preferred Shares;

“Non-Registered Holder” has the meaning ascribed to such term herein under “Dissent Rights – Summary of Procedure for Exercising the Right to Dissent”;

“Notice of Dissent” has the meaning ascribed to such term herein under “Dissent Rights – Summary of Procedure for Exercising the Right to Dissent”;

“Notices of Special Meeting” means the notices regarding the Meetings accompanying this Information Circular, and “Notice of Special Meeting” means any one of them;

“NYSE” means the New York Stock Exchange;

“Plan” or “Plan of Arrangement” means the Plan of Arrangement attached as Appendix “F” to this Information Circular under Section 192 of the CBCA, and any amendments or variations made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order, provided that any such amendment or variation is acceptable to the Corporation, acting reasonably;

“Preferred Shareholders” means, collectively, the Series A Shareholders, the Series B Shareholders, the Series C Shareholders, the Series E Shareholders and the Series G Shareholders, or, as the context requires, means any combination thereof (and each, a “Preferred Shareholder”);

“Preferred Shares” means, collectively, the Series A Shares, Series B Shares, Series C Shares, Series E Shares and Series G Shares, or, as the context requires, means any combination thereof (and each, a “Preferred Share”);

“Proposed Amendments” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations”;

“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

“Proxy” has the meaning ascribed to such term herein under “How to Vote – Registered Preferred Shareholder”;

“Quarter” means a three-month period ending on a Dividend Payment Date;

“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing December 31, 2021;

“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

“Rating Agency” has the meaning ascribed to such term herein under “The Arrangement – Credit Ratings”;

“Record Date” has the meaning ascribed to such term herein under “General Information for the Special Meetings – Mailing of Information Circular and Solicitation of Proxies”;

“Redemption Note” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations – Exchange of Preferred Shares for New Preferred Shares”;

“Regulation S” means Regulation S of the U.S. Securities Act;

“RRIF” has the meaning ascribed to such term herein under “Eligibility for Investment”;

“RRSP” has the meaning ascribed to such term herein under “Eligibility for Investment”;

“S&P” has the meaning ascribed to such term herein under “The Arrangement – Credit Ratings”;

“SEC” means the Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, which can be accessed at www.SEDAR.com;

“Series 1 Conversion Date” means December 31, 2021, and December 31 in every fifth year thereafter;

“Series 2 Conversion Date” means December 31, 2026, and December 31 in every fifth year thereafter;

“Series 1 Preferred Shares” means the cumulative redeemable minimum rate reset first preferred shares, series 1 in the capital of the Corporation, to be issued to Preferred Shareholders in connection with the exchange of their Preferred Shares in accordance with the terms of the Plan of Arrangement;

“Series 2 Preferred Shares” means the cumulative redeemable floating rate reset first preferred shares, series 2 in the capital of the Corporation, to be issued upon the conversion of the Series 1 Preferred Shares;

“Series A Approval” means the approval of the Arrangement by the Series A Shareholders at the Series A Meeting in accordance with the Interim Order;

“Series A Arrangement Resolution” means the special resolution to be considered by the Series A Shareholders at the Series A Meeting, the full text of which is set forth in Appendix “A” to this Information Circular;

“Series A Meeting” means the special meeting of the Series A Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series A Arrangement Resolution, including any adjournment or postponement thereof;

“Series A Notes” means the unsecured, demand, interest bearing promissory notes of the Corporation in the principal amount of $13.25 per Series A Share held by an Electing Series A Shareholder, to be issued to Electing Series A Shareholders pursuant to the Plan of Arrangement;

“Series A Shareholders” means the registered or beneficial, as applicable, holders of the issued and outstanding Series A Shares;

“Series A Shares” means the cumulative redeemable rate reset first preferred shares, series A in the capital of the Corporation;

“Series B Approval” means the approval of the Arrangement by the Series B Shareholders at the Series B Meeting in accordance with the Interim Order;

“Series B Arrangement Resolution” means the special resolution to be considered by the Series B Shareholders at the Series B Meeting, the full text of which is set forth in Appendix “B” to this Information Circular;

“Series B Meeting” means the special meeting of the Series B Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series B Arrangement Resolution, including any adjournment or postponement thereof;

“Series B Notes” means the unsecured, demand, interest bearing promissory notes of the Corporation in the principal amount of $13.75 per Series B Share held by an Electing Series B Shareholder, to be issued to Electing Series B Shareholders pursuant to the Plan of Arrangement;

“Series B Shareholders” means the registered or beneficial, as applicable, holders of the issued and outstanding Series B Shares;

“Series B Shares” means the cumulative redeemable floating rate reset first preferred shares, series B in the capital of the Corporation;

“Series C Approval” means the approval of the Arrangement by the Series C Shareholders at the Series C Meeting in accordance with the Interim Order;

“Series C Arrangement Resolution” means the special resolution to be considered by the Series C Shareholders at the Series C Meeting, the full text of which is set forth in Appendix “C” to this Information Circular;

“Series C Meeting” means the special meeting of the Series C Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series C Arrangement Resolution, including any adjournment or postponement thereof;

“Series C Notes” means the unsecured, demand, interest bearing promissory notes of the Corporation in the principal amount of $17.625 per Series C Share held by an Electing Series C Shareholder, to be issued to Electing Series C Shareholders pursuant to the Plan of Arrangement;

“Series C Shareholders” means the registered or beneficial, as applicable, holders of the issued and outstanding Series C Shares;

“Series C Shares” means the cumulative redeemable rate reset first preferred shares, series C in the capital of the Corporation;

“Series E Approval” means the approval of the Arrangement by the Series E Shareholders at the Series E Meeting in accordance with the Interim Order;

“Series E Arrangement Resolution” means the special resolution to be considered by the Series E Shareholders at the Series E Meeting, the full text of which is set forth in Appendix “D” to this Information Circular;

“Series E Meeting” means the special meeting of the Series E Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series E Arrangement Resolution, including any adjournment or postponement thereof;

“Series E Notes” means the unsecured, demand, interest bearing promissory notes of the Corporation in the principal amount of $19.75 per Series E Share held by an Electing Series E Shareholder, to be issued to Electing Series E Shareholders pursuant to the Plan of Arrangement;

“Series E Shareholders” means the registered or beneficial, as applicable, holders of the issued and outstanding Series E Shares;

“Series E Shares” means the cumulative redeemable rate reset first preferred shares, series E in the capital of the Corporation;

“Series G Approval” means the approval of the Arrangement by the Series G Shareholders at the Series G Meeting in accordance with the Interim Order;

“Series G Arrangement Resolution” means the special resolution to be considered by the Series G Shareholders at the Series G Meeting, the full text of which is set forth in Appendix “E” to this Information Circular;

“Series G Meeting” means the special meeting of the Series G Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series G Arrangement Resolution, including any adjournment or postponement thereof;

“Series G Notes” means the unsecured, demand, interest bearing promissory notes of the Corporation in the principal amount of $20.50 per Series G Share held by an Electing Series G Shareholder, to be issued to Electing Series G Shareholders pursuant to the Plan of Arrangement;

“Series G Shareholders” means the registered or beneficial, as applicable, holders of the issued and outstanding Series G Shares;

“Series G Shares” means the cumulative redeemable rate reset first preferred shares, series G in the capital of the Corporation;

“Soliciting Dealer” has the meaning ascribed to such term herein under “General Information for the Special Meetings – Mailing of Information Circular and Solicitation of Proxies”;

“Soliciting Dealer Group” has the meaning ascribed to such term herein under “General Information for the Special Meetings – Mailing of Information Circular and Solicitation of Proxies”;

“Subsequent Fixed Rate Period” means, for the Initial Subsequent Fixed Rate Period, the period from and including December 31, 2021, to but excluding December 31, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“taxable capital gain” has the meaning ascribed to such term herein under “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada and quoted on the Bloomberg Screen CA3MAY Page, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date;

“TFSA” has the meaning ascribed to such term herein under “Eligibility for Investment”;

“TransAlta”, “Corporation”, “we” or “our” means TransAlta Corporation, a company amalgamated pursuant to the Federal laws of Canada;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” has the meaning ascribed to such term herein under the heading “Information for United States Holders of Preferred Shares”; and

“U.S. Securities Act” has the meaning ascribed to such term herein under the heading “Information for United States Holders of Preferred Shares”.

GENERAL INFORMATION FOR THE SPECIAL MEETINGS

Time, Date and Place

The Meetings will be held on February 16, 2017 at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, T2G 2W1, Room 100B, unless otherwise cancelled, adjourned or postponed at the following times:

•	Series A Meeting: 9:30 a.m. (Calgary time)

•	Series B Meeting: 10:15 a.m. (Calgary time)

•	Series C Meeting: 11:00 a.m. (Calgary time)

•	Series E Meeting: 11:45 a.m. (Calgary time)

•	Series G Meeting: 12:30 p.m. (Calgary time)

Mailing of Information Circular and Solicitation of Proxies

This Information Circular is dated January 16, 2017 and is being furnished to Preferred Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta and the Board of Directors for use at the Meetings, or any adjournments or postponements thereof.

This Information Circular was provided to you because at the close of business on December 27, 2016 (the “Record Date”), the record date set for the Meetings, you owned one or more series of Preferred Shares. As a Preferred Shareholder, you have the right to attend the applicable Meeting or applicable Meetings and vote your Preferred Shares in person or by proxy.

Solicitation will be made primarily by mail and the cost will be borne by TransAlta. TransAlta has engaged Kingsdale as proxy solicitation agent and will pay fees, in aggregate, of approximately $30,000 per series of Preferred Shares to Kingsdale for the proxy solicitation service in addition to certain success fees and out-of-pocket expenses. TransAlta may also reimburse brokers and other persons holding Preferred Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. If you have any questions or require more information about voting your Preferred Shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

TransAlta has engaged CIBC to form and manage a group (“Soliciting Dealer Group”) consisting of members of the Investment Industry Regulatory Organization of Canada for the purpose of soliciting votes in favour of the Arrangement. TransAlta has agreed to pay each member of the Soliciting Dealer Group (a “Soliciting Dealer”) who has entered into an agreement with CIBC, a fee of $0.13 per Preferred Share for each Preferred Share that is: (a) solicited by such member of the Soliciting Dealer Group and (i) whose name appears in the appropriate place on the proxy form or the voting instruction form, or (ii) described in the solicitation claim form or electronic file submitted by such member provided that such form or file contains adequate detail with respect to the beneficial ownership of such Preferred Share; (b) voted in favour of the applicable Arrangement Resolution; and (c) exchanged pursuant to the Arrangement, provided that the solicitation fee in respect of any beneficial owner of Preferred Shares shall not be less than $52 or more than $1,500 in respect of each beneficial owner who has voted in favour of the Arrangement. The Corporation will not pay any fee with respect to Preferred Shares held for a Soliciting Dealer’s own account as principal, and solicitation fees will not be payable in respect to votes received from an applicable series of Preferred Shares if (a) the Arrangement Resolution applicable to such series is withdrawn; (b) approval of the Arrangement Resolution is not obtained; or (c) the Arrangement is not completed with respect to such series of Preferred Shares. The solicitation fee is only payable to brokers or dealers with a Canadian address and is not payable to (a) any United States broker or dealer in respect of votes received in favour of the Arrangement Resolution from forms of proxy bearing a United States address; or (b) where the registered or beneficial owner of the Preferred Shares to which such fee applies is an institutional investor. In cases where a single beneficial owner of Preferred Shares holds such Preferred Shares in the accounts of more than one broker or dealer, the $52 minimum and $1,500 maximum amounts will be applied separately in respect of such broker or dealer.

Additionally, TransAlta may use Broadridge’s QuickVote™ service to assist beneficial Preferred Shareholders with voting their Preferred Shares. Beneficial Preferred Shareholders may be contacted by Kingsdale to conveniently obtain a vote directly over the telephone. Members of the Soliciting Dealer Group can direct shareholders to Kingsdale for assistance with voting. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the Preferred Shares to be represented at the Meetings.

HOW TO VOTE

Registered Preferred Shareholder

You are a registered Preferred Shareholder if you hold your Preferred Shares in your name and you have a share certificate. As a registered Preferred Shareholder, you may:

Option 1 Attend the applicable Meeting or applicable Meetings and vote in Person

If you wish to attend the applicable Meeting or applicable Meetings and vote in person, do not complete or return the form of proxy (the “Proxy”). Upon your arrival at the applicable Meeting or applicable Meetings, please register with TransAlta’s registrar and transfer agent, CST.

You are welcome to attend the applicable Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting unless you revoke your Proxy. Please refer to the “How to Vote—Changing Your Vote” section of this Information Circular.

Option 2 Appoint a Proxyholder

By appointing a proxyholder, you are giving someone else the authority to attend the applicable Meeting or applicable Meetings and vote for you.

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Preferred Shareholder of TransAlta or the TransAlta representative named in the Proxy. To appoint somebody else as your proxyholder, cross out the printed names of the TransAlta Representatives on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided. Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your Preferred Shares in accordance with your instructions at the applicable Meeting. If your proxyholder does not attend the Meeting or applicable Meetings, your Preferred Shares will not be voted. Your proxyholder will be required to register with CST upon arrival at the applicable Meeting.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, Donald Tremblay, Chief Financial Officer, or failing him, Alan J. Fohrer, Chair of the Audit and Risk Committee of the Board of Directors, have agreed to act as your proxyholder to vote or withhold from voting your Preferred Shares at the applicable Meeting in accordance with your instructions.

If you decide to appoint Donald Tremblay or Alan J. Fohrer as your proxyholders and do not indicate how you want to vote, they will vote FOR the Series A Arrangement Resolution, Series B

Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable.

Option 3 Vote by Proxy

If you do not plan to attend the applicable Meeting or applicable Meetings, or have your proxyholder attend, you may vote as follows:

By Mail	•	complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and

	•	return the completed Proxy in the envelope provided to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Telephone	•	call 1-888-489-7352 from a touch-tone phone and follow the voice instructions;

	•	refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and

	•	convey your voting instructions by use of touch-tone selections over the telephone.

By Internet	•	access the website www.cstvotemyproxy.com and follow the instructions;

	•	refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and

	•	convey your voting instructions electronically over the Internet.

Please note that your voting instructions must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the applicable Meeting, or any adjournment or postponement of the Meeting. The time limit for the deposit of Proxies may be waived by the Chair of the Meeting at his or her discretion without notice.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received 48 hours before the time set for the applicable Meeting or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•	submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or

•	voting again by telephone or Internet.

You can revoke a vote you made by Proxy by voting in person at the applicable Meeting, provided you:

•	submit by mail a notice of revocation executed by you or by your attorney, or, if the Preferred Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. You may revoke your Proxy not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the applicable Meeting, or any adjournment or postponement thereof; or

•	give a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

Beneficial Preferred Shareholder

You are a beneficial Preferred Shareholder if your Preferred Shares are registered in the name of an Intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). Every Intermediary has its own procedures which should be carefully followed by non-registered Preferred Shareholders to ensure that their Preferred Shares are voted at the Meeting. As a non-registered Preferred Shareholder, there are two options available to allow you to vote your Preferred Shares:

Option 1 Vote through your Intermediary

If you are a beneficial Preferred Shareholder, your Intermediary is required to seek voting instructions from you in advance of the applicable Meeting. Accordingly, you will receive, or have already received, from your Intermediary either a request for voting instructions or a proxy form for the number of Preferred Shares you hold. Please contact your Intermediary if you did not receive a request for voting instructions or a proxy form. Beneficial Preferred Shareholders must comply with the instructions on the enclosed voting instructions or proxy form well in advance of the applicable Meeting in order to ensure their Preferred Shares can be voted at the applicable Meeting.

If you are a non-objecting beneficial owner (and have permitted the disclosure of your ownership information to the Corporation) you will receive voting instruction forms or a proxy which include a 16-digit control number that allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. If you want to provide your voting instructions on the Internet, go to Broadridge’s website at www.proxyvote.com and follow the instructions on the screen. You will need your 16-digit control number, which you will find on your voting instruction or proxy form. If you want to provide your voting instructions by telephone, call 1-800-474-7493 (English) or 1-800-474-7501 (French). You cannot vote on the telephone or Internet on the day of the Meeting. Please contact your Intermediary for instructions in this regard.

Alternatively, if you are an objecting beneficial owner (and have not permitted the disclosure of your ownership information to the Corporation), you may be a non-registered Preferred Shareholder who will receive from your Intermediary voting instructions or a proxy form which: (i) is to be completed and returned as directed in the instructions provided; or (ii) has been pre-authorized by your Intermediary indicating the number of Preferred Shares to be voted, which is to be completed, dated and signed and returned to Broadridge by mail or fax. Please contact your Intermediary for instructions in this regard.

Option 2 Vote in Person

If you wish to vote in person at the applicable Meeting, appoint yourself as your proxyholder by writing your name in the space provided on the request for voting instructions or proxy form. Do not complete the voting section on the request for voting instructions or proxy form as your vote will be taken at the applicable Meeting and return the request for voting instructions or proxy form to your Intermediary in the envelope provided.

Please note that if you are a U.S. beneficial Preferred Shareholder and you wish to attend the applicable Meeting and vote your Preferred Shares in person, you must follow the instructions on the back of your request for voting instructions form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to TransAlta or its registrar and transfer agent, CST, prior to the proxy deposit date in order to vote your Preferred Shares in person.

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow.

Voting Results

Your vote is confidential. CST counts the votes and will only show the Corporation a proxy if it is required by law, there is a proxy contest, or a Preferred Shareholder has written comments on the Proxy that are clearly intended for TransAlta’s management.

Election Form

Registered Preferred Shareholders who wish to exchange their Preferred Shares in a way that may allow such registered Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by completing and submitting the Election Form with the Depositary on or before the Election Deadline in accordance with the instructions on the Election Form. In the event a registered Preferred Shareholder does not submit an Election Form with the Depositary in connection with its Preferred Shares, such registered Preferred Shareholder will receive his, her or its Preferred Shares on a tax-deferred basis for Canadian federal income tax purposes.

Beneficial Preferred Shareholders who wish to exchange their Preferred Shares in a way that may allow such beneficial Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes should instruct their broker or other Intermediary to complete the Election Form on or before the Election Deadline in accordance with the instructions on the Election Form. In the event an Election Form is not submitted with the Depositary in connection with the exchange of such beneficial Preferred Shareholder’s Preferred Shares, such beneficial Preferred Shareholder will exchange his, her or its Preferred Shares on a tax-deferred basis for Canadian federal income tax purposes. See “The Arrangement – Procedure for Exchange of Preferred Shares for Series 1 Preferred Shares” in this Information Circular.

VOTING SECURITIES AND PRINCIPAL OWNERS THEREOF

If you held Preferred Shares at the close of business on the Record Date, you are entitled to attend the Meeting or Meetings for the series of Preferred Shares that you hold or any adjournment or postponement thereof, and vote your Preferred Shares, as applicable. Each Preferred Share of a series represents one vote on the applicable Arrangement Resolution for such series of Preferred Shares.

The Corporation is currently authorized to issue an unlimited number of Common Shares and an unlimited number of First Preferred Shares, issuable in series.

At the close of business on the Record Date, there were 10,175,380 Series A Shares, 1,824,620 Series B Shares, 11,000,000 Series C Shares, 9,000,000 Series E Shares and 6,600,000 Series G Shares outstanding. The Series A Shares, Series B Shares, Series C Shares, Series E Shares and Series G Shares trade on the TSX under the symbols “TA.PR.D”, “TA.PR.E”, “TA.PR.F”, “TA.PR.H” and “TA.PR.J”, respectively. The Common Shares trade on the TSX under the symbol “TA” and on the NYSE under the symbol “TAC”.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, controls or directs, directly or indirectly, more than 10% of the Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares.

QUORUM AND VOTING RESULTS

Approval of the Arrangement Resolutions

The Preferred Shareholders will vote on the Arrangement Resolutions separately as a series rather than together as a single class as set forth below.

At the Series A Meeting, Series A Shareholders will be asked to consider, and if thought fit, approve the Series A Arrangement Resolution. To be effective, the Series A Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the Series A Shareholders present in person or represented by proxy at the Series A Meeting. A copy of the Series A Arrangement Resolution is set forth in Appendix “A” to this Information Circular.

At the Series B Meeting, Series B Shareholders will be asked to consider, and if thought fit, approve the Series B Arrangement Resolution. To be effective, the Series B Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the Series B Shareholders present in person or represented by proxy at the Series B Meeting. A copy of the Series B Arrangement Resolution is set forth in Appendix “B” to this Information Circular.

At the Series C Meeting, Series C Shareholders will be asked to consider, and if thought fit, approve the Series C Arrangement Resolution. To be effective, the Series C Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the Series C Shareholders present in person or represented by proxy at the Series C Meeting. A copy of the Series C Arrangement Resolution is set forth in Appendix “C” to this Information Circular.

At the Series E Meeting, Series E Shareholders will be asked to consider, and if thought fit, approve the Series E Arrangement Resolution. To be effective, the Series E Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the Series E Shareholders present in person or represented by proxy at the Series E Meeting. A copy of the Series E Arrangement Resolution is set forth in Appendix “D” to this Information Circular.

At the Series G Meeting, Series G Shareholders will be asked to consider, and if thought fit, approve the Series G Arrangement Resolution. To be effective, the Series G Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the Series G Shareholders present in person or represented by proxy at the Series G Meeting. A copy of the Series G Arrangement Resolution is set forth in Appendix “E” to this Information Circular.

The Corporation may proceed with the Arrangement for each series of Preferred Shares for which the applicable Arrangement Resolution has been approved and the Final Order has been granted. In the event that one or more of the Arrangement Resolutions are not approved by the applicable series of Preferred Shareholders, the Arrangement will not be completed in respect of such series of Preferred Shares and such holders will continue to hold their Preferred Shares.

Quorum

A quorum for each Meeting for purposes of considering the applicable Arrangement Resolution shall be one or more persons present in person or represented by proxy at the opening of such Meeting holding in the aggregate not less than a majority of the outstanding series of Preferred Shares entitled to be voted at such Meeting. If within 30 minutes from the time appointed for the Meeting, a quorum in respect of the applicable series of Preferred Shares is not present, the Meeting shall stand adjourned to a date not less than 15 days later, and at a time and place as may be determined by the Chair of the Meeting. Notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting and at such adjourned meeting the Preferred Shareholders of the applicable series present in person or represented by proxy, whether or not they hold a majority of the applicable series of Preferred Shares then outstanding, shall constitute a quorum for all purposes.

INFORMATION FOR ALL HOLDERS OF PREFERRED SHARES

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of TransAlta for use at the Meetings or any adjournments or postponements thereof, for the purposes set forth in the accompanying Notices of Meeting.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Unless otherwise noted, the information provided in this Information Circular is given as of January 16, 2017. All dollar references in this Information Circular are in Canadian dollars, unless otherwise noted.

Preferred Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the matters contained in this Information Circular.

Descriptions in this Information Circular of the terms of the Plan of Arrangement, Fairness Opinion, Interim Order and the rights, privileges, restrictions and conditions of the New Preferred Shares are summaries of the Plan of Arrangement, Fairness Opinion, Interim Order and the rights, privileges, restrictions and conditions of the New Preferred Shares. Preferred Shareholders should refer to the full text of the Plan of Arrangement, Fairness Opinion, Interim Order and the rights, privileges, restrictions and conditions of the New Preferred Shares appended to this Information Circular as Appendices “F”, “G”, “H” and “I”, respectively. You are urged to carefully read the full text of these documents.

INFORMATION FOR UNITED STATES HOLDERS OF PREFERRED SHARES

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY U.S. STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Series 1 Preferred Shares to be issued under the Arrangement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will be informed by the Corporation prior to the hearing on the Final Order of the Corporation’s intention to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act as a basis for an exemption from registration under the U.S. Securities Act for such Series 1 Preferred Shares and will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement to the Series A Shareholders, the Series B Shareholders, the Series C Shareholders, the Series E Shareholders and the Series G Shareholders to whom the Series 1 Preferred Shares would be issued, as further described in this Information Circular under the heading “The Arrangement – Regulatory Matters and Securities Law Matters”.

TransAlta is a corporation existing under the Federal laws of Canada. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United Stated Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies and transactions contemplated herein are being made by or on behalf of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Preferred Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of TransAlta have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations. Likewise, unless expressly noted, information concerning TransAlta, its current or expected businesses, properties and operations, contained or incorporated herein by reference has been prepared in accordance with disclosure requirements applicable in Canada and such disclosure requirements may be materially different from those applicable in the United States.

Preferred Shareholders who are resident in, or citizens of, the United States should be aware that the Arrangement may have tax consequences both in Canada and in the United States. Such consequences are not fully described in this Information Circular. This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations to Preferred Shareholders. Preferred Shareholders who are resident in, or citizens of, the United States are advised to consult their own tax advisors to determine the United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the law of any other relevant non-U.S. state, local or other taxing jurisdiction.

The enforcement by Preferred Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that TransAlta is organized and exists under the laws of Canada; that a number of directors and officers of TransAlta are residents of Canada or other jurisdictions outside the United States; and that a substantial portion of the Corporation’s assets, and those of certain of its directors and officers, may be located outside of the United States. As a result, it may be difficult or impossible for Preferred Shareholders to effect service of process within the United States upon TransAlta, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Preferred Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such person predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

TransAlta is subject to the reporting requirements of the U.S. Exchange Act and files annual and current reports with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement represents the culmination of a review process undertaken by TransAlta which began in October 2016. The review process was undertaken to consider the strategic and financial merits to effecting a transaction pursuant to which the Preferred Shares would be exchanged for one or more new series of preferred shares. The key objectives of the Corporation in effecting the Arrangement are to strengthen the Corporation’s balance sheet and financial flexibility in a manner that is also fair to, and enhances the financial terms of the Preferred Shares held by, the Preferred Shareholders.

On November 3, 2016, the Audit and Risk Committee of the Board of Directors met to consider at a preliminary stage the exchange of the Preferred Shares for one or more new series of preferred shares.

The Audit and Risk Committee considered the proposed transaction and the impact such transaction would have on the Corporation and its stakeholders, including the Preferred Shareholders and the holders of the Corporation’s Common Shares and debt. On November 22, 2016, the Board of Directors met with management and were provided an overview of the potential transaction. The Board of Directors delegated to the Audit and Risk Committee the formal responsibility to review and consider the potential transaction and, if considered advisable, to make a recommendation to the Board of Directors on whether to approve the proposed transaction and to recommend to Preferred Shareholders that they vote in favour of the proposed transaction.

Throughout October, November and December 2016, management of the Corporation continued to consider a potential transaction pursuant to which the Preferred Shares would be exchanged for one or more new series of preferred shares. Over the course of such discussions, it became apparent that to effect such a transaction, it would be prudent for the Corporation to engage CIBC as a financial advisor to consider such a transaction and for the Board of Directors to engage the Fairness Advisor to provide the Board of Directors with a fairness opinion.

In late November 2016, the Financial Advisor presented TransAlta with further financial details pertaining to the expected terms of the potential transaction pursuant to which the Preferred Shares would be exchanged for Series 1 Preferred Shares. After considering the proposed transaction and the structuring of such transaction by way of a plan of arrangement, preparation of the necessary documentation commenced, including, but not limited to, the Information Circular and Plan of Arrangement.

On December 14, 2016, the Audit and Risk Committee met to further consider the proposed transaction and was provided, among other things, with a draft Fairness Opinion, a draft Information Circular, a presentation of the Fairness Advisor and a market assessment from the Financial Advisor. The Audit and Risk Committee met again on December 18, 2016 and received a verbal fairness opinion from the Fairness Advisor that concluded that the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to holders of each series of Preferred Shares. Following, the Audit and Risk Committee determined the Arrangement to be in the best interests of the Corporation based on recommendations from management and advice and recommendations received from the Financial Advisor and legal counsel and the verbal fairness opinion from the Fairness Advisor. Accordingly, the Audit and Risk Committee recommended that the Board of Directors: (i) approve the Arrangement; and (ii) recommend that Preferred Shareholders approve the Arrangement.

On December 19, 2016, after considering the recommendation of the Audit and Risk Committee and the strategic and financial merits of the Arrangement (including the proposed exchange ratios to which the Arrangement would be subject) for Preferred Shareholders and the Corporation, based on recommendations from management and advice and recommendations received from the Financial Advisor and legal counsel and a verbal fairness opinion from the Fairness Advisor, which provided that, as at December 16, 2016, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to holders of each series of Preferred Shares, the Board of Directors determined it to be in the best interests of the Corporation and fair to the Preferred Shareholders to submit the Arrangement Resolutions to the Preferred Shareholders for approval, which, if approved, would give effect to the Arrangement.

Following the announcement of the proposed Arrangement on December 19, 2016, the Corporation further reviewed and considered the proposed exchange ratios for each series of Preferred Shares and whether any of the proposed exchange ratios ought to be revised. Based on such review and advice and recommendations received from the Financial Advisor, the Corporation decided to increase the exchange ratio of the Series A Shares to 0.530, which represents an implied offer premium of 10.9% relative to the December 16, 2016 closing price for the Series A Shares on the TSX. The Fairness Advisor subsequently provided the Fairness Opinion that concludes that as at December 19, 2016, subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement (including the increased exchange ratio of the Series A Shares) is fair, from a financial point of view, to the holders of each series of Preferred Shares. The Corporation believes the adjustment to the exchange ratio of the Series A

Shares aligns the premium offered to Series A Shareholders to the premium offered to holders of the other series of Preferred Shares.

Recommendation of the Board of Directors

After careful consideration and taking into account, among other things, the verbal fairness opinion (which was confirmed by the Fairness Opinion) provided by the Fairness Advisor to the Board of Directors, the Board of Directors, after receiving legal and financial advice, has unanimously determined that the Arrangement is fair to the Series A Shareholders, Series B Shareholders, Series C Shareholders, Series E Shareholders and Series G Shareholders and is in the best interests of the Corporation. Accordingly, the Board of Directors unanimously recommends that:

•	the Series A Shareholders vote FOR the Series A Arrangement Resolution;

•	the Series B Shareholders vote FOR the Series B Arrangement Resolution;

•	the Series C Shareholders vote FOR the Series C Arrangement Resolution;

•	the Series E Shareholders vote FOR the Series E Arrangement Resolution; and

•	the Series G Shareholders vote FOR the Series G Arrangement Resolution.

Reasons for the Arrangement

By recommending the Arrangement Resolutions to the Preferred Shareholders, the Board of Directors believes the Arrangement provides a number of anticipated benefits to the Preferred Shareholders, including, without limitation, the benefits set forth below.

•	Minimum Floor Feature Reduces Dividend Volatility. Dividend volatility is expected to be reduced as a result of the downside protection provided under the terms of the Series 1 Preferred Shares, which will include a “minimum floor” mechanism that ensures the dividend rate will be no lower than 6.50% per annum. The Preferred Shares currently do not include this minimum floor feature as it is a relatively new feature for preferred shares issued in the Canadian market.

Over the past few years, many Canadian listed companies, including companies in the Corporation’s peer group, have issued rate reset preferred shares with and without a minimum floor feature. The preferred share issuances with minimum floor mechanisms have demonstrated generally higher trading value than other series of preferred shares issued from the same issuer. The Government of Canada Yield currently sits at a meaningfully higher level than recent minimum floor preferred share issuances, resulting in the Series 1 Preferred Shares having relatively greater downside protection for Preferred Shareholders. Since September 2015, the preferred share issuances on the TSX that have included a minimum floor have been issued at an average Government of Canada Yield of approximately 0.78%, much lower (43 basis points) than the Government of Canada Yield of 1.21% utilized for the Series 1 Preferred Shares.

Note:

(1)	Average Government of Canada Yield for minimum floor preferred shares is based on a sample of 16 issuances of rate reset preferred shares over the previous 22 months.

•	Attractive 6.50% Dividend Rate. The 6.50% dividend payable by the Series 1 Preferred Shares would result in an increased dividend for all series of Preferred Shares, assuming they would reset at current interest rate levels over the next five years. The 6.50% dividend rate is generally higher than the dividend rate for other similarly rated preferred share issuances in the Canadian market. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.

Notes:

(1)	The current annual dividend rates for the Series A Shares, Series B Shares, Series C Shares, Series E Shares and Series G Shares are 2.71%, 2.54%, 4.60%, 5.00% and 5.30%, respectively.
(2)	Average expected annual dividend over the next five years from each series of Preferred Shares, assuming they reset at the next reset dates for a subsequent five-year fixed rate period at the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(3)	Adjusted in accordance with the applicable exchange ratios, based on the closing price of the Preferred Shares on the TSX on December 16, 2016 (the last trading day prior to the announcement of the Arrangement). See “The Arrangement - Existing Preferred Share Summary” in this Information Circular.
(4)	The “Five-Year Average Dividend Based on Actual Reset Dates” for the Series B Shares is calculated based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement, notwithstanding the quarterly dividend rate for the Series B Shares being based in reference to the T-Bill Rate. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.

The following table sets forth the dividend on each series of Preferred Shares before and after giving effect to the Arrangement along with the percentage increase of the dividend after giving effect to the Arrangement:

	Preferred Share Series		Following Completion of the Arrangement
Series	Current Annual Dividend per Share (A)	Five-Year Average Dividend Based on Actual Reset Dates(1) (B)	Series 1 Preferred Share Annual Dividend(3) (C)	Increase in Annual Dividend Over Five- Year Average (%) ((C-B)/B)
Series A Shares	$0.68	$0.70	$0.86	23%
Series B Shares(2)	$0.63	$0.81	$0.89	10%
Series C Shares	$1.15	$1.08	$1.15	6%
Series E Shares	$1.25	$1.22	$1.28	5%
Series G Shares	$1.33	$1.29	$1.33	3%

Notes:

(1)	Average expected annual dividend over the next five years from each series of Preferred Shares, assuming they reset at the next reset dates for a subsequent five-year fixed rate period and based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(2)	The “Five-Year Average Dividend Based on Actual Reset Dates” for the Series B Shares is calculated based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement, notwithstanding the quarterly dividend rate for the Series B Shares is based in reference to the T-Bill Rate. See “Risk Factors Relating to the Arrangement – Dividends” in this Information Circular.
(3)	Adjusted in accordance with the applicable exchange ratios, based on the closing price of the Preferred Shares on the TSX on December 16, 2016 (the last trading day prior to the announcement of the Arrangement).

•	Reset Spread Substantially Increased for all Series. The reset spread for the New Preferred Shares is 529 basis points, which compares favourably to the reset spreads for the Preferred Shares that range from 369 basis points to 463 basis points (adjusted to give effect to the applicable exchange ratio), representing a 14% to 43% increase depending on the series. This reset spread is added to the Government of Canada Yield or quarterly T-Bill rate at the time of reset to determine subsequent preferred share dividends.

Notes:

(1)	The reset spread for the Series 1 Preferred Shares is based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement.
(2)	The “Adj. Reset Spread for Exchange Ratio” is the current reset spread for the dividend on each series of Preferred Shares divided by the exchange ratio for each series. This provides a reset spread that can be compared on a current basis to the Series 1 Preferred Share reset spread, incorporating the exchange ratio.

•	Implied Offer Premia Ranges from 11% to 17%. In addition to the minimum floor protection, the Arrangement also offers a premium of 11% to 17% depending on the series of Preferred Shares held (based on their respective trading values on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement). The premia reflects the percentage increase of the deemed value of the Series 1 Preferred Shares over the trading price of the applicable series of Preferred Shares after adjusting for the applicable exchange ratio.

Offer Premium Per Series Based on the Issue Price of the Series 1 Preferred Shares

Note:

(1)	Premia calculated by multiplying the $25.00 Issue Price of the Series 1 Preferred Shares times the applicable exchange ratio for each series of Preferred Shares and dividing this total by the trading price on the TSX on December 16, 2016 of each series of Preferred Shares.

•	Consolidation of Preferred Shares into One Series Benefits Trading Liquidity. The completion of the Arrangement in its entirety will consolidate the Preferred Shares into one larger series of New Preferred Shares. Trading liquidity is expected to be enhanced, as the consolidation of the Preferred Shares into one series of New Preferred Shares is expected to provide holders of New Preferred Shares with more flexibility and depth in the market to buy and sell such New Preferred Shares.

Market Value Comparison

Notes:

(1)	The market value of each series of Preferred Shares is based on the closing price of the Preferred Shares on the TSX on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement.
(2)	The aggregate market value of the Series 1 Preferred Shares is calculated based on the implied number of Series 1 Preferred Shares that is expected to be outstanding following the Arrangement, determined by the exchange ratios, multiplied by the $25.00 Issue Price per share. The market value of each Series 1 Preferred Share is expected to trade closer to its Issue Price, given the initial dividend rate attributable to the Series 1 Preferred Shares, the minimum floor feature and the improved credit profile of TransAlta upon completion of the Arrangement.

•	Tax Flexibility for Preferred Shareholders. The Arrangement provides an automatic tax deferred exchange for Canadian federal income tax purposes to the Preferred Shareholders; however, Preferred Shareholders may alternatively elect to have the exchange occur in a manner that may allow the Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes. As a result, the Arrangement affords flexibility in tax planning for Preferred Shareholders. Any Preferred Shareholder who wishes to have the exchange of one or more of its series of Preferred Shares occur in a manner that may allow such Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes should make such election as outlined in “The Arrangement—Procedure for Exchange of Preferred Shares for Series 1 Preferred Shares” in this Information Circular.

•	Fairness Opinion. The Fairness Advisor provided its Fairness Opinion that, as at December 19, 2016, and subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares.

•	Unanimous Board Recommendation. The Board of Directors unanimously recommends that the holders of each series of Preferred Shares vote in favour of the applicable Arrangement Resolution.

The Arrangement is also expected to provide a number of anticipated benefits to the Corporation and, in turn, the Preferred Shareholders, on the basis of improved credit and funding profile. Without limitation, the benefits include:

•	Improved Balance Sheet. The Arrangement will reduce the carrying value associated with the Preferred Shares on the Corporation’s balance sheet, which in turn improves some rating agency credit ratios based on the equity treatment given to the Preferred Shares.

•	Improved Trading Yield. The Arrangement is expected to improve the liquidity and underlying features of the Series 1 Preferred Shares (including the minimum floor feature) which could improve the trading yield and provide a more beneficial benchmark for any subsequent preferred share issuances by TransAlta.

•	Enhanced Financial Flexibility. The Arrangement is expected to provide future preferred share issuance capacity based on the equity treatment guidelines of the Corporation’s credit rating agencies.

Existing Preferred Share Summary

The following table outlines the Preferred Shares outstanding by series, the closing price of each series of Preferred Shares on the TSX on December 16, 2016, the last trading day immediately preceding the announcement of the Arrangement, the exchange ratio and the closing price of each series of Preferred Shares on the TSX on January 13, 2017, the last trading day immediately preceding the date of this Information Circular.

Series	Number of Preferred Shares Outstanding	Pre- Announcement Closing Price of the Preferred Shares	Exchange Ratio	Equivalent Exchanged Price(1)	Series 1 Issue Price	Offer Premium(2)	Closing Price of the Preferred Shares on January 13, 2017
Series A Shares	10,175,380	$11.95	0.530	$22.55	$25.00	10.9%	$12.55
Series B Shares	1,824,620	$11.75	0.550	$21.36	$25.00	17.0%	$13.31
Series C Shares	11,000,000	$15.57	0.705	$22.09	$25.00	13.2%	$17.01
Series E Shares	9,000,000	$16.99	0.790	$21.51	$25.00	16.2%	$19.00
Series G Shares	6,600,000	$18.07	0.820	$22.04	$25.00	13.4%	$19.97

Notes:

(1)	“Equivalent Exchanged Price” is calculated by dividing the trading price of each series of Preferred Shares on December 16, 2016 by the applicable exchange ratio.
(2)	Premia calculated by multiplying the $25.00 Issue Price of the Series 1 Preferred Shares times the applicable exchange ratio for each series of Preferred Shares and dividing this total by the trading price of the applicable series of Preferred Share on December 16, 2016.

Fairness Opinion

In deciding to approve the Arrangement and the proposed exchange ratios to which the Arrangement would be subject, the Board of Directors considered, among other things, the verbal fairness opinion from the Fairness Advisor, which provided that, as at December 19, 2016, the proposed exchange of Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Preferred Shares.

Following the announcement of the proposed Arrangement on December 19, 2016, the Corporation further reviewed and considered the proposed exchange ratios for each series of Preferred Shares and whether any of the proposed exchange ratios ought to be revised. Based on such review and advice and recommendations received from the Financial Advisor, the Corporation decided to increase the exchange ratio of the Series A Shares to 0.530. The Fairness Advisor subsequently provided the Fairness Opinion that concludes that as at December 19, 2016, subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Preferred Shares in accordance with the Arrangement (including the increased exchange ratio of the Series A Shares) is fair, from a financial point of view, to the holders of each series of Preferred Shares. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. The Board of Directors urges Preferred Shareholders to read the Fairness Opinion carefully and in its entirety.

The full text of the written Fairness Opinion, setting out the scope of review, assumptions made, limitations and qualifications, approach followed and matters considered by the Fairness Advisor in connection with the Fairness Opinion, is attached as Appendix “G” to this Information Circular. The Fairness Advisor (which has given and not withdrawn its written consent to the inclusion of the reference to its name in this Information Circular in the form and context in which it included) provided the Fairness Opinion for the sole use of the Board of Directors as one factor, among others, that the Board of Directors considered in determining whether to recommend and approve the Arrangement and it is not to be provided to any third party or to be referred to without the written consent of the Fairness Advisor. Regardless of whether consent has been provided, the Fairness Advisor shall not assume any responsibility whatsoever to any third party to which any advice or the Fairness Opinion is disclosed or otherwise made available. The Fairness Opinion is not a recommendation as to how any Preferred Shareholder should vote with respect to the Arrangement or any other matter.

Pursuant to the terms of its engagement with TransAlta, the Fairness Advisor was engaged by the Board of Directors as its financial advisor to provide the Fairness Opinion to the Board of Directors. In consideration of the provision of these services, the Fairness Advisor is to be paid a customary non-

contingent fee. TransAlta has also agreed to indemnify the Fairness Advisor against certain liabilities and reimburse the Fairness Advisor for reasonable expenses incurred by them in performing the financial advisory services.

Arrangement Steps

Commencing at the Effective Time, the Corporation will undertake a reorganization of capital within the meaning of Section 86 of the Tax Act, and in the course of the reorganization each of the events set out in the Plan of Arrangement will be deemed to occur in the following order, without any further authorization, act or formality required on the part of any Person, except as expressly provided in the Plan of Arrangement.

Amendment to the Articles of the Corporation

The authorized share capital of the Corporation will be amended by the creation of the Series 1 Preferred Shares, consisting of an unlimited number of Series 1 Preferred Shares, and the Series 2 Preferred Shares, consisting of an unlimited number of Series 2 Preferred Shares, and the articles of incorporation of the Corporation will be deemed to be amended accordingly.

Exchange of Series A Shares for Series 1 Preferred Shares

The following summarizes the series of steps that will occur under the Plan of Arrangement with respect to the Series A Shares. The series of steps under the Plan of Arrangement in respect of the Series B Shares, Series C Shares, Series E Shares and Series G Shares are identical in all material respects to the steps in respect of the Series A Shares with the exception that Electing Preferred Shareholders will receive a Series A Note, Series B Note, Series C Note, Series E Note or Series G Note, as applicable, in exchange for their Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, respectively. For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, including the steps in respect of the Series B Shares, Series C Shares, Series E Shares and Series G Shares, see the full text of the Plan of Arrangement which is attached as Appendix “F” of this Information Circular.

(a)	If the Series A Approval has been obtained at the Series A Meeting in accordance with the terms of the Interim Order (as indicated in Appendix “H” of this Information Circular), the following transactions will be completed in the following order:

(i)	the Series A Shares held by Dissenting Shareholders will be, and will be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders will cease to have any rights as holders of such Series A Shares, other than the right to be paid by the Corporation the fair value of their Series A Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series A Shares will be amended as follows:

(A)	by deleting paragraph 2(d) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series A Preferred Shares are directly or indirectly (whether by way of redemption, exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the

Series A Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series A Preferred Share.”; and

(B)	deleting the phrase “plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption” in paragraph 4(a) thereof,

and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series A Shares held by Electing Series A Shareholders:

(A)	notwithstanding anything to the contrary in terms and conditions attached to the Series A Shares, each issued and outstanding Series A Share held by an Electing Series A Shareholder will be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series A Note to such Electing Series A Shareholder in full and complete satisfaction of the redemption price for the Series A Share and each such Series A Share so redeemed by the Corporation will be, and will be deemed to be, cancelled; and

(B)	the Series A Notes will be, and will be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series A Note of 0.530 of a Series 1 Preferred Share for each Series A Note; and

(iv)	each remaining issued and outstanding Series A Share (which, for greater certainty, excludes Series A Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series A Shares held by Electing Series A Shareholders) will be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.530 of a Series 1 Preferred Share and each Series A Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled; and

(b)	(i) the amount set forth in the stated capital account maintained by the Corporation for the Series 1 Preferred Shares immediately after the transactions set forth in paragraph (a) (and the completion of the exchange of the Series B Shares, Series C Shares, Series E Shares and Series G Shares that are exchanged under the Plan of Arrangement) will, without any payment to the holders of Series 1 Preferred Shares, be reduced by an amount that results in such stated capital account being equal to the product of: (A) the number of issued and outstanding Series 1 Preferred Shares immediately after the transactions set forth in paragraph (a) (and the completion of the exchange of the Series B Shares, Series C Shares, Series E Shares and Series G Shares that are exchanged under the Plan of Arrangement); and (B) $25.00; and (ii) if the transactions set forth in paragraph (a) are consummated, the amount in the stated capital account maintained by the Corporation for the Series A Shares shall be zero.

Notwithstanding the steps above, if the Series A Approval has not been obtained at the Series A Meeting in accordance with the terms of the Interim Order, the transactions set forth in paragraph (a) above, will not occur nor be deemed to have occurred and the Arrangement related to the (i) Series B Shares shall be consummated if the Series B Approval is obtained; (ii) the Series C Shares shall be consummated if the Series C Approval is obtained; (iii) the Series E Shares shall be consummated if the Series E Approval is obtained; and (iv) the Series G Shares shall be consummated if the Series G Approval is obtained, in each case in accordance with the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, the Schedule attached to the Plan of Arrangement shall be completed to indicate whether the Series A Approval, Series B Approval, Series C Approval, Series E Approval and Series G Approval

was obtained at the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting and Series G Meeting, respectively.

Dividends

Notwithstanding anything in the rights, privileges, restrictions and conditions attached to the Series 1 Preferred Shares or the Plan of Arrangement to the contrary, if the Effective Date occurs on a date that is subsequent to the record date for the payment of dividends on any series of Preferred Shares but prior to payment date for such dividend, solely for the purposes of determining entitlement to receive a dividend on the Series 1 Preferred Shares, as the case may be, on the dividend payment date, the Series 1 Preferred Shares will be deemed to be outstanding on the record date for the payment of such dividend and to be held on the record date by the person who held on such record date the Preferred Shares of the particular series that the Series 1 Preferred Shares were directly or indirectly issued in exchange for pursuant to the Arrangement.

Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares

Series 1 Preferred Shares

Issue Price

The Series 1 Preferred Shares will have an ascribed issue price of $25.00 per share.

Dividends on Series 1 Preferred Shares

During the Initial Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.625 per share, payable quarterly on each Dividend Payment Date in each year (less any tax required to be deducted and withheld by the Corporation). Assuming an issue date of February 17, 2017 and pursuant to the Plan of Arrangement, the first dividend will be payable on March 31, 2017 (less any tax required to be deducted and withheld by the Corporation), and, notwithstanding the foregoing, shall be in the amount per share (rounded to four decimal places) determined by multiplying $1.625 by the number of days in the period from and including the date of issue of the Series 1 Preferred Shares up to but excluding March 31, 2017, and dividing that product by 365.

During each Subsequent Fixed Rate Period, the holders of the Series 1 Preferred Shares will be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date (less any tax required to be deducted and withheld by the Corporation), in the amount per share (rounded to four decimal places) determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00.

On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 1 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 1 Preferred Shares.

Redemption of Series 1 Preferred Shares

The Series 1 Preferred Shares shall not be redeemable prior to December 31, 2021. Subject to the provisions described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching

to the New Preferred Shares – Restrictions on Payments and Reductions of Capital”, on December 31, 2021, and on December 31 in every fifth year thereafter, the Corporation may, at its option, redeem all or any part of the Series 1 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation). Should any such date not be a Business Day, the redemption date will be the next succeeding Business Day.

Notice of any redemption of Series 1 Preferred Shares will be given by the Corporation not more than 60 days and not less than 30 days prior to the date fixed for redemption. If less than all of the outstanding Series 1 Preferred Shares are at any time to be redeemed, the shares to be so redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

If the Corporation gives notice to the holders of Series 1 Preferred Shares of the redemption of all of the Series 1 Preferred Shares, the right of a holder of Series 1 Preferred Shares to convert such Series 1 Preferred Shares shall terminate and the Corporation shall not be required to give notice to the registered holders of the Series 1 Preferred Shares of an Annual Fixed Dividend Rate, the conversion right of holders of Series 1 Preferred Shares or a Floating Quarterly Dividend Rate for the Series 2 Preferred Shares.

Conversion of Series 1 Preferred Shares into Series 2 Preferred Shares

The Series 1 Preferred Shares shall not be convertible prior to December 31, 2021. Holders of Series 1 Preferred Shares shall have the right to convert on each Series 1 Conversion Date, subject to restrictions on conversion described below, all or any of their Series 1 Preferred Shares into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share. Notice of a holder’s intention to convert Series 1 Preferred Shares must be received by the transfer agent and registrar for the Series 1 Preferred Shares at its principal office in Toronto or Calgary not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 1 Conversion Date. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if such notice is not received by the Corporation from a holder of Series 1 Preferred Shares by the deadline therefor, then such holder’s Series 1 Preferred Shares will not be converted into Series 2 Preferred Shares (except as set forth below).

The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 1 Conversion Date, give notice to the then registered holders of the Series 1 Preferred Shares of the conversion right. On the 30th day prior to each Series 1 Conversion Date, the Corporation shall give notice to the then registered holders of the Series 1 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period.

Holders of Series 1 Preferred Shares shall not be entitled to convert their shares into Series 2 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares. The Corporation shall give notice thereof to all affected registered holders of the Series 1 Preferred Shares at least seven days prior to the applicable Series 1 Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, then all of the remaining outstanding Series 1 Preferred Shares shall be converted automatically into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share on the applicable

Series 1 Conversion Date and the Corporation shall give notice thereof to the then registered holders of such remaining Series 1 Preferred Shares at least seven days prior to the Series 1 Conversion Date.

The Corporation reserves the right not to deliver Series 2 Preferred Shares to any person that the Corporation or its transfer agent has reason to believe is a person whose address is in, or that the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction.

The Series 1 Preferred Shares and Series 2 Preferred Shares are series of shares in the same class. The conversion right entitles holders to elect periodically which of the two series they wish to hold and does not entitle holders to receive a different class or type of securities. Other than the different dividend rights and redemption rights attached thereto, the Series 1 Preferred Shares and Series 2 Preferred Shares are identical in all material respects.

Purchase for Cancellation

Subject to the provisions described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares – Restrictions on Payments and Reductions of Capital”, the Corporation may at any time or times purchase for cancellation all or any part of the Series 1 Preferred Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of Liquidation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Preferred Shares shall be entitled to receive $25.00 per Series 1 Preferred Share plus all accrued and unpaid dividends thereon (less any tax required to be deducted and withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 1 Preferred Shares in any respect. After payment to the holders of the Series 1 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

Restrictions on Payments and Reductions of Capital

So long as any Series 1 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 1 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to payment of dividends, or

(b)	call for redemption of, purchase, reduce stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to repayment of capital or with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 1 Preferred Shares and on all other preferred shares then outstanding ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends shall have been declared and paid or set apart for payment at the date of any such action.

Creation or Issue of Additional Shares

So long as any Series 1 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 1 Preferred Shares, create or issue any shares ranking prior to or on a parity with the Series 1 Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval issue additional series of first preferred shares if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment.

Voting Rights

The holders of the Series 1 Preferred Shares are not entitled to any voting rights or to receive notice of or to attend shareholders’ meetings unless dividends on the Series 1 Preferred Shares are in arrears to the extent of six quarterly dividends, whether or not consecutive. Until all arrears of dividends have been paid, holders of Series 1 Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings at which directors are to be elected (other than separate meetings of holders of another class or series of shares) and to one vote in respect of each Series 1 Preferred Share held on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the Board of Directors then consists of less than 16 directors, or three directors if the Board of Directors consists of 16 or more directors. Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or attend any meeting of the shareholders of the Corporation.

Tax Election

The Series 1 Preferred Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the tax under Part IV.l of the Tax Act applicable to certain corporate holders of the Series 1 Preferred Shares. The terms of the Series 1 Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that such corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series 1 Preferred Shares. See “Certain Canadian Federal Income Tax Considerations — Holding and Disposing of New Preferred Shares – Dividends”.

Modification

The series provisions attaching to the Series 1 Preferred Shares may be amended with the written approval of all the holders of the Series 1 Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

Business Day

If any day on which any dividend on the Series 1 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

Series 2 Preferred Shares

Issue Price

The Series 2 Preferred Shares will be issuable only upon conversion of Series 1 Preferred Shares and will have an ascribed issue price of $25.00 per share.

Dividends on Series 2 Preferred Shares

During each Quarterly Floating Rate Period, the holders of the Series 2 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date (less any tax required to be deducted and withheld by the Corporation), in the amount per share (rounded to four decimal places) determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year.

On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 2 Preferred Shares.

Redemption of Series 2 Preferred Shares

Subject to the provisions described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares – Restrictions on Payments and Reductions of Capital”, the Corporation may redeem all or any part of the Series 2 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of redemptions on any Series 2 Conversion Date on or after December 31, 2026, or (ii) $25.50 in the case of redemptions on any date after December 31, 2026 that is not a Series 2 Conversion Date, in each case plus all accrued and unpaid dividends thereon (less any tax required to be deducted and withheld by the Corporation) to but excluding the date fixed for redemption. Should any such date not be a Business Day, the redemption date will be the next succeeding Business Day.

Notice of any redemption of Series 2 Preferred Shares will be given by the Corporation not more than 60 days and not less than 30 days prior to the date fixed for redemption. If less than all of the outstanding Series 2 Preferred Shares are at any time to be redeemed, the shares to be so redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

If the Corporation gives notice to the holders of the Series 2 Preferred Shares of the redemption of all of the Series 2 Preferred Shares, the right of a holder of Series 2 Preferred Shares to convert such Series 2 Preferred Shares shall terminate and the Corporation shall not be required to give notice to the registered holders of the Series 2 Preferred Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or the conversion right of holders of Series 2 Preferred Shares.

Conversion of Series 2 Preferred Shares into Series 1 Preferred Shares

The Series 2 Preferred Shares shall not be convertible prior to December 31, 2026. Holders of Series 2 Preferred Shares shall have the right to convert on each Series 2 Conversion Date, subject to restrictions on conversion described below, all or any of their Series 2 Preferred Shares into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share. Notice of a holder’s intention to convert Series 2 Preferred Shares must be received by the transfer agent and registrar for the Series 2 Preferred Shares at its principal office in Toronto or Calgary not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 2 Conversion Date. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if such notice is not received by the Corporation from a holder of Series 2 Preferred Shares by the deadline therefor, then such holder’s Series 2 Preferred Shares will not be converted into Series 1 Preferred Shares (except in the circumstances set forth below).

The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 2 Conversion Date, give notice to the then registered holders of the Series 2 Preferred Shares of the conversion right. On the 30th day prior to each Series 2 Conversion Date, the Corporation shall give notice to the then registered holders of the Series 2 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period.

Holders of Series 2 Preferred Shares shall not be entitled to convert their shares into Series 1 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares. The Corporation shall give notice thereof to all affected registered holders of the Series 2 Preferred Shares at least seven days prior to the applicable Series 2 Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, then all of the remaining outstanding Series 2 Preferred Shares shall be converted automatically into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share on the applicable Series 2 Conversion Date and the Corporation shall give notice thereof to the then registered holders of such remaining Series 2 Preferred Shares at least seven days prior to the Series 2 Conversion Date.

The Corporation reserves the right not to deliver Series 2 Preferred Shares to any person that the Corporation or its transfer agent has reason to believe is a person whose address is in, or that the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction.

The Series 1 Preferred Shares and Series 2 Preferred Shares are series of shares in the same class. The conversion right entitles holders to elect periodically which of the two series they wish to hold and does not entitle holders to receive a different class or type of securities. Other than the different dividend rights and redemption rights attached thereto, the Series 1 Preferred Shares and Series 2 Preferred Shares are identical in all material respects.

Purchase for Cancellation

Subject to the provisions described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares – Restrictions on Payments and Reductions of Capital”, the Corporation may at any time or times purchase for cancellation all or any part of the Series 2 Preferred Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of Liquidation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 2 Preferred Shares shall be entitled to receive $25.00 per Series 2 Preferred Share plus all accrued and unpaid dividends thereon (less any tax required to be deducted and withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 2 Preferred Shares in any respect. After payment to the holders of the Series 2 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property, or assets of the Corporation.

Restrictions on Payments and Reductions of Capital

So long as any Series 2 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 2 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to payment of dividends, or

(b)	call for redemption of, purchase, reduce stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to repayment of capital or with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 2 Preferred Shares and on all other preferred shares then outstanding ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends shall have been declared and paid or set apart for payment at the date of any such action.

Creation or Issue of Additional Shares

So long as any Series 2 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 2 Preferred Shares, create or issue any shares ranking prior to or on a parity with the Series 2 Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval issue additional series of first preferred shares if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment.

Voting Rights

The holders of the Series 2 Preferred Shares are not entitled to any voting rights or to receive notice of or to attend shareholders’ meetings unless dividends on the Series 2 Preferred Shares are in arrears to the extent of six quarterly dividends, whether or not consecutive. Until all arrears of dividends have been paid, holders of Series 2 Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings at which directors are to be elected (other than separate meetings of holders of another class or series of shares) and to one vote in respect of each Series 2 Preferred Share held on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the Board of Directors then consists of less than 16 directors, or three directors if the Board of Directors consists of 16 or more directors. Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or attend any meeting of the shareholders of the Corporation.

Tax Election

The Series 2 Preferred Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the tax under Part IV.1 of the Tax Act applicable to certain corporate holders of the Series 2 Preferred Shares. The terms of the Series 2 Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that such corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series 2 Preferred Shares. See “Certain Canadian Federal Income Tax Considerations — Holding and Disposing of New Preferred Shares – Dividends”.

Modification

The series provisions attaching to the Series 2 Preferred Shares may be amended with the written approval of all the holders of the Series 2 Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

Business Day

If any day on which any dividend on the Series 2 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

Book-Entry Only System

The New Preferred Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). The Corporation will cause a global certificate or certificates or, alternatively, an instant deposit, in each case, representing any New Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of New Preferred Shares must be exercised through, and all payments or other property to which such holder of New Preferred Shares, as the case may be, is entitled, will be made or delivered by, CDS or the CDS Participant through which the holder of New Preferred Shares holds such shares. Each person who receives New Preferred Shares will receive only a customer confirmation from the registered dealer from or through which the New Preferred Shares are acquired in accordance with the practices and procedures of that registered dealer. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the New Preferred Shares.

The ability of a beneficial owner of New Preferred Shares to pledge such shares or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the New Preferred Shares through the book entry only system, in which event certificates for New Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

The Corporation will not assume any liability for: (i) any aspect of the records relating to the beneficial ownership of the New Preferred Shares held by CDS or the payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to the New Preferred Shares; or (iii) any advice or representation made by or with respect to CDS and those contained in this Information Circular and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the New Preferred Shares for payments made by or on behalf of the Corporation to CDS in respect of the New Preferred Shares.

If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) CDS advises the Corporation that it is no longer willing or able to discharge properly its responsibilities as depository with respect to the New Preferred Shares and the Corporation is unable to locate a qualified successor, or (iv) the Corporation, at its option, decides to terminate the book entry only system, then certificates representing the New Preferred Shares, as applicable, will be made available.

Effective Date

The Arrangement will become effective on the date (such date, the “Effective Date”) shown on the Certificate of Arrangement to be endorsed by the Director appointed pursuant to Section 260 of the CBCA (the “Director”) on the Articles of Arrangement to be sent to the Director in accordance with the CBCA. TransAlta currently expects that the Effective Date will be on or about February 17, 2017, provided the conditions precedent to completion of the Arrangement are satisfied on or prior to that date.

Court Approval and Completion of the Arrangement

An Arrangement under the CBCA requires Court approval. Prior to the sending of this Information Circular, the Corporation obtained the Interim Order from the Court authorizing and directing the Corporation to call, hold and conduct the Meetings and to submit the Arrangement to the Preferred Shareholders for approval. A copy of the Interim Order is attached as Appendix “H” to this Information Circular. Subject to the terms of the Arrangement and approval of the Arrangement Resolutions by all or certain of the series of the Preferred Shareholders at the applicable Meetings in the manner required by the Interim Order, the Corporation will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on or about February 17, 2017 or on such other date as the Court may direct.

At the hearing for the Final Order, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, or to any amendment or variations directed by the Court, if any, as the Court deems fit.

Once the Final Order is granted and the other conditions to the completion of the Arrangement are satisfied, in order to give effect to the Arrangement, the Articles of Arrangement are expected to be filed with the Director under the CBCA and a Certificate of Arrangement is expected to be issued in respect of the Preferred Shares for which all the conditions to effect the Arrangement have been satisfied or waived, to the extent applicable.

Conditions Precedent to Completion of the Arrangement

Completion of the Arrangement for each series of Preferred Shares is conditional on the occurrence of the following, each of which may be waived by the Corporation to the extent permitted under applicable law.

•	Approval of the Arrangement Resolutions. The Arrangement Resolution for the applicable series of Preferred Shares is approved by a special resolution of not less than 66 2⁄3% of the votes cast by the Preferred Shareholders of such series who vote in respect of the applicable Arrangement Resolution in person or by proxy at the Meeting.

•	Interim Order and Final Order. The Final Order for the applicable series of Preferred Shares shall have been obtained on terms acceptable to TransAlta, and the Interim Order and Final Order for the applicable series of Preferred Shares shall not have each been set aside or modified in a manner unacceptable to TransAlta.

•	TSX Approval. The approval of the TSX (including the approval of the TSX for the listing and posting for trading of the New Preferred Shares) is obtained on terms acceptable to TransAlta. As of the date hereof, the TSX has conditionally approved the listing of the Series 1 Preferred Shares and the listing of the Series 2 Preferred Shares issuable upon the conversion of the Series 1 Preferred Shares. Each series of Preferred Shares for which the Arrangement has been approved will be delisted from the TSX following completion of the Arrangement and it is anticipated that the Series 1 Preferred Shares will commence trading on the TSX under the symbol “TA.PR.A”.

•	Dissent Rights. Dissent Rights shall not have been validly exercised and not withdrawn with respect to more than 5% of issued and outstanding Preferred Shares of the applicable series.

•	Legality. No applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgement, decree, ruling or other similar requirement shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins TransAlta from consummating the Arrangement.

•	Board of Directors. The Board of Directors not having determined to not proceed with the Arrangement for the applicable series of Preferred Shares.

•	Other Required Approvals. TransAlta obtained any other required approval in order to effect the Arrangement.

For greater certainty, completion of the Arrangement for one series of Preferred Shares is not dependent on the completion of the Arrangement for one or more of the other series of Preferred Shares.

Regulatory Matters and Other Securities Law Matters

Other than the Final Order and the approval of the TSX as set forth under the heading “The Arrangement – Court Approval and Completion of the Arrangement” of this Information Circular, TransAlta is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency or stock exchange that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents are expected to be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be sought or obtained, TransAlta currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved on or prior to February 17, 2017.

Canadian Securities Laws Matters

TransAlta is a reporting issuer in each of the provinces of Canada, and each series of Preferred Shares currently trade on the TSX. Pursuant to the Arrangement and the Plan of Arrangement, it is intended that all the Preferred Shares will be acquired by TransAlta. Following the Effective Date, and assuming the Arrangement is completed in respect of all of the series of Preferred Shares, all of the series of Preferred Shares will be delisted from the TSX (anticipated to be effective one to three business days from the Effective Date).

Distribution and Resale of New Preferred Shares under Canadian Securities Laws

The distribution of the Series 1 Preferred Shares pursuant to the Arrangement and the issuance of the Series 2 Preferred Shares upon the conversion of the Series 1 Preferred Shares in accordance with their terms to registered or beneficial holders of Series 1 Preferred Shares will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from, or otherwise is not subject to, the dealer registration requirements under applicable securities legislation. The Series 1 Preferred Shares received pursuant to the Arrangement and the Series 2 Preferred Shares issued upon conversion of the Series 1 Preferred Shares will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities; (ii) no unusual effort is made to prepare the market or to create a demand for the Series 1 Preferred Shares; (iii) no extraordinary commission or consideration is paid to a person in respect of such trade; and (iv) if the selling security holder is an insider or officer of TransAlta, the selling security holder has no reasonable grounds to believe that TransAlta is in default of applicable Canadian securities laws.

Other Considerations

Securities legislation in several of the provinces of Canada provides security holders of TransAlta with, in addition to any other rights they may have at law, rights to one or more of rescission, price revision or damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders; however, such rights must be exercised within prescribed time limits. Preferred

Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Preferred Shareholders. The discussion is based in part on non-binding interpretations and no-action letters provided in respect of other matters by the staff of the SEC, which do not have the force of law. All U.S. Preferred Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued or distributed to them under the Arrangement complies with applicable U.S. securities legislation.

Further information applicable to U.S. Preferred Shareholders is disclosed under the heading ‘’Information for United States Holders of Preferred Shares’’.

The following discussion does not address the Canadian securities laws that will apply to the issue or resale of the New Preferred Shares within Canada. Holders reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

The Series 1 Preferred Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the Arrangement at which all persons to whom the securities will be issued have the right to appear and receive adequate notice thereof. The SEC generally recognizes exchanges effected under a Canadian plan of arrangement as qualifying for the Section 3(a)(10) exemption. Accordingly, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Series 1 Preferred Shares issued in connection with the Arrangement.

The Series 2 Preferred Shares that may be issued upon conversion of the Series 1 Preferred Shares will not be registered under the U.S. Securities Act and will be issued in reliance upon the exemption from registration provided by Section 3(a)(9) of the U.S. Securities Act. The exemption from registration afforded by Section 3(a)(9) of the U.S. Securities Act applies to any securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

The Series 1 Preferred Shares to be held by U.S. Preferred Shareholders following completion of the Arrangement and the Series 2 Preferred Shares to be held by U.S. Preferred Shareholders, as applicable, will be freely tradable in the United States under U.S. federal securities laws, except by persons who are ‘‘affiliates’’ of the Corporation at the time of their proposed transfer or within three months prior to their proposed transfer. Persons who may be deemed to be ‘‘affiliates’’ of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as large shareholders of the issuer. Any resale of New Preferred Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. It is not intended for the New Preferred Shares to be listed on the NYSE or any other United States stock exchange.

Resale by Affiliates of the Corporation under Regulation S

In general, under Regulation S, persons who are affiliates of the Corporation by virtue of their status as an officer or director of the Corporation may sell their New Preferred Shares outside the United States in an ‘‘offshore transaction’’ (which would include a sale through the physical trading floor of an established

non-U.S. stock exchange or through the facilities of certain specified non-U.S. stock exchanges, which include the TSX, as long as neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States) if neither the seller nor any person acting on its behalf engages in ‘‘directed selling efforts’’ in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, ‘‘directed selling efforts’’ means ‘‘any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered’’ in the sale transaction.

Procedure for Exchange of Preferred Shares for Series 1 Preferred Shares

If the Arrangement is completed, CDS is expected to effect a share exchange of the Preferred Shares for Series 1 Preferred Shares. Beneficial owners of Preferred Shares are not required to take any further action to receive the Series 1 Preferred Shares which they are entitled to pursuant to the Arrangement.

Electing Preferred Shareholders who are electing to have the exchange of their Preferred Shares for Series 1 Preferred Shares carried out in such a manner that may allow such Electing Preferred Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by making such election in the Election Form on or before the Election Deadline which will be specified in the applicable Election Form and in accordance with the instructions therein.

Preferred Shares held by Preferred Shareholders who do not deposit with the Depositary the applicable Election Form with the appropriate election made on or before the Election Deadline or do not otherwise comply with the requirements of the applicable Election Form and the instructions therein, will have their Preferred Shares converted into Series 1 Preferred Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. Beneficial Preferred Shareholders (i.e. Preferred Shareholders who hold their Preferred Shares through a broker, financial institution or other nominee) who are eligible and want to have their exchange of Preferred Shares for Series 1 Preferred Shares carried out in such a manner as may allow such Preferred Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Preferred Shares are held to make the necessary arrangements.

A copy of the Election Form is available on the Corporation’s profile on SEDAR. Additional copies of the Election Form will also be available by contacting the proxy solicitation agent, Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Treatment of Fractional New Preferred Shares

In the event that a Preferred Shareholder would otherwise be entitled to a fractional Series 1 Preferred Share under the Arrangement, the number of Series 1 Preferred Shares issued to such Preferred Shareholder (after aggregating all fractions of Series 1 Preferred Shares issuable to such holders) will, without any additional compensation, be rounded down to the next lesser whole number of Series 1 Preferred Shares.

Treatment of Dividends

If all required conditions to complete the Arrangement are received on or before February 21, 2017, and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta intends to give effect to the Arrangement on or before February 21, 2017 and pro-rate the dividends payable pursuant to the Preferred Shares and the dividends payable pursuant to the Series 1 Preferred Shares. Specifically, if the Arrangement is approved by (i) the Series A Shareholders at the Series A Meeting, (ii) the Series B Shareholders at the Series B Meeting, (iii) the Series C Shareholders at the Series C Meeting, (iv) the Series E Shareholders at the Series E Meeting, and (v) the Series G Shareholders at the Series G

Meeting, TransAlta intends to apply for the Final Order on February 17, 2017 and assuming the Final Order is granted and all other approvals are received and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta will file Articles of Arrangement to give effect to the Arrangement and such dividends will be paid on the Preferred Shares from December 31, 2016 up to and including February 16, 2017 and the dividends payable on the Series 1 Preferred Shares (after giving effect to the applicable exchange ratio) will be paid from February 17, 2017 up to but excluding March 31, 2017. See “Summary – The Arrangement” in this Information Circular.

If all required conditions to complete the Arrangement are received on or after February 22, 2017, and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta intends to give effect to the Arrangement on March 30, 2017 and pay the dividends payable pursuant to the Preferred Shares in the normal course. Specifically, if the Arrangement is approved by (i) the Series A Shareholders at the Series A Meeting, (ii) the Series B Shareholders at the Series B Meeting, (iii) the Series C Shareholders at the Series C Meeting, (iv) the Series E Shareholders at the Series E Meeting, and (v) the Series G Shareholders at the Series G Meeting, but one or more of such approvals is received on or after February 22, 2017, TransAlta intends to apply for the Final Order on March 30, 2017 and assuming the Final Order is granted and all other approvals are received and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta will file Articles of Arrangement to give effect to the Arrangement and such dividends will be paid on the Preferred Shares from December 31, 2016 up to but excluding March 31, 2017 with dividends payable on the Series 1 Preferred Shares to commence on March 31, 2017.

Pursuant to the terms of the Preferred Shares and the Series 1 Preferred Shares, TransAlta is required to declare dividends payable on such Preferred Shares and/or the Series 1 Preferred Shares 30 days prior to the payment date (the “Declaration Date”). Pursuant to the policies of the TSX, such dividends must be declared seven days prior to the Declaration Date (the “TSX Declaration Date”) and at such time, the aggregate amount of the dividends payable on the Preferred Shares and/or the Series 1 Preferred Shares must be known with certainty. Accordingly, if the dividend payment date is March 31, 2017, the Declaration Date would be March 1, 2017 and the TSX Declaration Date would be February 22, 2017. If all approvals are received and TransAlta can complete the Arrangement on or prior to February 21, 2017, such dividends can be properly declared as the amount will be known with certainty prior to the TSX Declaration Date and the Declaration Date. If all approvals are received on or after February 22, 2017, the dividends cannot be properly declared as the amount to be paid will not be known with certainty. Accordingly, in order to properly declare the dividends, TransAlta would pay the dividends on the Preferred Shares in the ordinary course (as such amount would be known prior to the TSX Declaration Date and the Declaration Date) and the Arrangement would not be effected until March 30, 2017.

Credit Ratings

Each series of New Preferred Shares has been rated Pfd-3 (with a negative trend) by DBRS Limited (“DBRS”) and P-3 by Standard & Poor’s (“S&P”) (DBRS and S&P are each a “Rating Agency”). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies’ ratings for preferred shares range from a high of Pfd-1 to a low of D for DBRS and from a high of P-1 to a low of D for S&P. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality and are within the third highest of six rating categories used by DBRS for preferred shares. “High” or “low” grades are used to indicate the relative standing within a rating category. According to the S&P rating system, securities rated P-3 are less vulnerable to non-payment than other speculative issues and are within the third highest of eight rating categories used by S&P on its Canadian scale for preferred shares. The ratings from P-1 to P-5 may be modified by “high”, “mid” and “low” grades which indicate relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to the New Preferred Shares may not reflect the potential impact of all risks on the value of the New Preferred Shares. The credit ratings accorded to the New Preferred

Shares by the Rating Agencies are not recommendations to purchase, hold or sell such shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The withdrawal or lowering of any rating of the New Preferred Shares may negatively affect the quoted market price, if any, of such shares.

Effect on TransAlta if an Arrangement Resolution is not Approved

If any one of the Arrangement Resolutions is not approved by the Preferred Shareholders of the applicable series of Preferred Shares, then Preferred Shareholders of the series of Preferred Shares that did not receive such approval will not receive Series 1 Preferred Shares, or any other consideration in respect of the Arrangement, and such series of Preferred Shares will continue to be issued and outstanding and listed on the TSX. Any other series of Preferred Shares in which the Preferred Shareholders of such series approved the applicable Arrangement Resolution will be subject to the Arrangement if the Arrangement is completed, and the Preferred Shareholders of such series of Preferred Shares will receive Series 1 Preferred Shares for their Preferred Shares, and the Preferred Shares previously held by such Preferred Shareholders will be delisted from the TSX.

DISSENT RIGHTS

Rights of Dissenting Shareholders

Section 190 of the CBCA provides registered shareholders of a corporation with Dissent Rights from certain resolutions affecting extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered Preferred Shareholders of each series with Dissent Rights in respect of the applicable Arrangement Resolution for such series pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Any registered Preferred Shareholder who dissents (each, a “Dissenting Shareholder”) from the applicable Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective for the series of Preferred Shares held by such Dissenting Shareholder, to be paid by the Corporation the fair value of the Preferred Shares of the applicable series held by such Dissenting Shareholder determined at the close of business on the day before the applicable Arrangement Resolution is adopted. Preferred Shareholders are cautioned that fair value could be determined to be less than the value of the consideration payable pursuant to the terms of the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s applicable series of Preferred Shares.

The statutory provisions covering Dissent Rights are technical and complex. Failure to strictly comply with such requirements set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Preferred Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of Preferred Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned shares to be registered in such holder’s name prior to the time the written objection to the applicable Arrangement Resolution is required to be sent to the Corporation, or alternatively, make arrangements for the registered holder of such shares to dissent on such holder’s behalf. Pursuant to the Interim Order, a Preferred Shareholder is only entitled to dissent to all of the Preferred Shares of each series held by such Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

Summary of the Procedure for Exercising the Right to Dissent

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix “J” to this Information Circular. It is recommended that any registered holders of Preferred Shares wishing to avail himself, herself or itself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

A Preferred Shareholder who wishes to dissent under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may make a claim under that section only with respect to all the Preferred Shares of the applicable series held by such Preferred Shareholder on behalf of any one beneficial owner and registered in the Preferred Shareholder’s name. Accordingly, a Preferred Shareholder may exercise his, her or its Dissent Rights only in respect of Preferred Shares which are registered in that shareholder’s name. In many cases, Preferred Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Preferred Shares; or (b) in the name of a clearing agency of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his, her or its Dissent Rights directly (unless the applicable series of Preferred Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with which the Non-Registered Holder deals in respect of the applicable series of Preferred Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Non-Registered Holder’s behalf (which, if the applicable series of Preferred Shares are registered in the name of the clearing agency, would require that the applicable series of Preferred Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the applicable series of Preferred Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise Dissent Rights directly.

A registered Preferred Shareholder who wishes to exercise Dissent Rights under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, must send to the Corporation c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven Leitl not later than 5:00 p.m. (Calgary time) on the third Business Day immediately prior to the date of the applicable Meeting, or if such Meeting is adjourned or postponed, 5:00 p.m. on the third Business Day immediately prior to the date of the adjourned or postponed Meeting, a written objection to the applicable Arrangement Resolution for such series of Preferred Shares (the “Notice of Dissent”). The sending of a Notice of Dissent does not deprive a Preferred Shareholder of the its right to vote on the applicable Arrangement Resolution, but a vote either in person or by proxy against the applicable Arrangement Resolution does not constitute a Notice of Dissent. The CBCA provides, in effect, that a Preferred Shareholder who has submitted a Notice of Dissent and who votes in favour of the applicable Arrangement Resolution will be deprived of further rights of dissent under Section 190 of the CBCA.

Pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, the Corporation is required, within ten days after the Preferred Shareholders of a particular series adopt the Arrangement Resolution applicable to such series, to notify each Dissenting Shareholder that the applicable Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Shareholder who has voted for the applicable Arrangement Resolution or who has withdrawn his, her or its Notice of Dissent. A Dissenting Shareholder who has not withdrawn his, her or its Notice of Dissent must then, within 20 days after receipt of notice that the applicable Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he, she or it learns that the applicable Arrangement Resolution has been adopted, send to the Corporation a demand for payment in writing, containing his, her or its name and address, the number of Preferred Shares of such series in respect of which he, she or it dissents, and a demand for payment of the fair value of such series of Preferred Shares. Within 30 days after sending a demand for payment, the Dissenting Shareholder must send to the Corporation or its transfer agent the certificates representing the Preferred Shares of such series in respect of which he, she or it dissents. A Dissenting Shareholder who fails to send certificates representing the Preferred Shares of such series in respect of which he, she or it dissents forfeits his, her or its right to dissent. The Corporation or its transfer agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. After sending a demand for payment, a Dissenting Shareholder ceases to have any rights as a holder of such series of Preferred Shares in respect of which the Preferred Shareholder has dissented, other than the right to be paid the fair value of such series of Preferred Shares as determined under Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the demand for payment before the Corporation makes the offer to pay; (ii) the Corporation fails to make a timely offer to pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his, her or its demand for payment; or (iii) the directors of the Corporation revoke the applicable Arrangement Resolution, in all of which cases the Dissenting Shareholder’s rights as a holder of the series of Preferred Shares in respect of which he, she or it has dissented are reinstated as of the date the demand for payment was made.

The Corporation is required, not later than seven days after the later of the Effective Date as contemplated by the applicable Arrangement Resolution or the date on which the Corporation receives a demand for payment from a Dissenting Shareholder, to send to the Dissenting Shareholder an offer to pay for the applicable series of Preferred Shares in respect of which he, she or it has dissented in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every offer to pay must be on the same terms as Preferred Shares of the same series. The Corporation must pay for the applicable series of Preferred Shares of a Dissenting Shareholder within ten days after an offer to pay has been accepted by such Dissenting Shareholder, but any such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the offer to pay has been made.

If the Corporation fails to make an offer to pay for a Dissenting Shareholder’s series of Preferred Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Corporation may, within 50 days after the Effective Date, or within such further period as the Court may allow, apply to the Court to fix a fair value for the applicable series of Preferred Shares of any remaining Dissenting Shareholders. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Upon an application to the Court, all Dissenting Shareholders whose applicable series of Preferred Shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the order will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his, her or its applicable series of Preferred Shares as fixed by the Court.

The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their applicable series of Preferred Shares. Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Preferred Shareholders considering exercising Dissent Rights should specifically refer to Section 190 of the CBCA, the Plan of Arrangement and the Interim Order, the full text of each is set out in Appendices “J”, “F” and “H” to this Information Circular, respectively, as failure to comply strictly with the provisions set forth therein may prejudice the shareholder’s right to dissent. Preferred Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Corporation, the following summary describes the principal Canadian federal income tax considerations generally applicable in respect of the Arrangement to a Preferred Shareholder who, at all relevant times, for the purposes of the Tax Act, is (or is deemed to be) resident in Canada, holds their Preferred Shares, and will hold any Series 1 Preferred Shares received in exchange for such Preferred Shares, as well any Series 2 Preferred Shares received on conversion of such Series 1 Preferred Shares, as capital property, deals at arm’s length with, and is not affiliated with the Corporation and is not exempt from tax under Part I of the Tax Act (a “Holder”).

Preferred Shares, and any Series 1 Preferred Shares received in exchange for such Preferred Shares, as well any Series 2 Preferred Shares received on conversion of such Series 1 Preferred Shares, held by a Holder will generally be considered to be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Preferred Shares and any New Preferred Shares as capital property may, in certain circumstances, be entitled to have such shares and every other “Canadian security” (as defined in the Tax Act) owned or subsequently acquired by them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders who do not hold their Preferred Shares, or who will not hold any New Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for the purpose of the “mark-to-market property” rules; (ii) that is a “specified financial institution”, as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) that has entered into or will enter into a “derivative forward agreement” as defined in the Tax Act, with respect to the Preferred Shares, or New Preferred Shares. Any such Holder should consult its own tax advisors with respect to the Arrangement.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing by it and publicly available prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed but no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, administrative or judicial action or decision, nor does it take into account other federal tax legislation or considerations or those of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. No representations are made with respect to the income tax consequences to any particular Holder. Consequently, Holders should consult their own tax advisors with respect to their particular circumstances for advice with respect to the tax consequences to them of the Arrangement, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Exchange of Preferred Shares for New Preferred Shares

The exchange under the Arrangement by a Holder of Preferred Shares of a particular series for New Preferred Shares will automatically occur on a tax-deferred basis, unless such Holder has duly elected in respect of any particular series of Preferred Shares to exchange all of its Preferred Shares of such series for New Preferred Shares on a taxable basis, as discussed below.

Tax-Deferred Exchange of Preferred Shares

Unless the Holder has elected to exchange a Preferred Share of a particular series on a taxable basis (see below), a Holder that exchanges such Preferred Share for a New Preferred Share under the Arrangement will be deemed to have disposed of such Preferred Share for proceeds of disposition equal to the Holder’s adjusted cost base of such Preferred Share, such that the exchange will not give rise to a capital gain or capital loss to the Holder. The cost to a Holder of the New Preferred Share received in exchange for such Preferred Share will be deemed to be equal to the Holder’s adjusted cost base of the Preferred Share immediately before such exchange. The cost of a New Preferred Share of a particular series will be averaged with the adjusted cost base of all shares of that particular series owned by the Holder as capital property immediately before that time for the purpose of determining the adjusted cost base to the Holder of that New Preferred Share.

Taxable Exchange of Preferred Shares by Electing Holders

A Holder may choose to exchange all of its Preferred Shares of a particular series for New Preferred Shares on a taxable basis by filing the Election Form with the Depositary prior to the Election Deadline. The Election Form contains instructions concerning the procedure that must be followed for a Holder to exchange Preferred Shares of a particular series on a taxable basis.

Where a Holder has elected to exchange a Preferred Share for a New Preferred Share under the Arrangement on a taxable basis, such Preferred Share will first be redeemed by the Corporation in exchange for the issuance by the Corporation to the Holder of a demand promissory note (a “Redemption Note”). Immediately following the redemption of a Preferred Share and the issuance of the Redemption Note in exchange therefor, the Holder will, as a step in the Arrangement, transfer the Redemption Note to the Corporation in exchange for the issuance by the Corporation to the Holder of a New Preferred Share as follows:

•	in the case of an Electing Series A Shareholder, the Holder will receive a Redemption Note with a principal amount of $13.25 for each Series A Share held by the Holder and thereafter the Redemption Note will be transferred to the Corporation in exchange for 0.530 of a New Preferred Share;

•	in the case of an Electing Series B Shareholder, the Holder will receive a Redemption Note with a principal amount of $13.75 for each Series B Share held by the Holder and thereafter the Redemption Note will be transferred to the Corporation in exchange for 0.550 of a New Preferred Share;

•	in the case of an Electing Series C Shareholder, the Holder will receive a Redemption Note with a principal amount of $17.625 for each Series C Share held by the Holder and thereafter the Redemption Note will be transferred to the Corporation in exchange for 0.705 of a New Preferred Share;

•	in the case of an Electing Series E Shareholder, the Holder will receive a Redemption Note with a principal amount of $19.75 for each Series E Share held by the Holder and thereafter the Redemption Note will be transferred to the Corporation in exchange for 0.790 of a New Preferred Share; and

•	in the case of an Electing Series G Shareholder, the Holder will receive a Redemption Note with a principal amount of $20.50 for each Series G Share held by the Holder and thereafter the Redemption Note will be transferred to the Corporation in exchange for 0.820 of New Preferred Share.

Provided that the paid-up capital in respect of each Preferred Share as computed for purposes of the Tax Act exceeds the fair market value of the Redemption Note issued on redemption thereof, a Holder will not generally recognize a taxable dividend on the redemption of the Preferred Share held by such Holder. The Corporation has advised that the paid-up capital in respect of each Preferred Share of a particular series is expected to be $25.00, which amount is expected to exceed the fair market value of any Redemption Note issued to a Holder on redemption of any such share. Accordingly, no taxable dividend is expected to arise in connection with a redemption of Preferred Shares held by a Holder under the Arrangement.

On the basis that no taxable dividend is expected to arise in connection with a redemption of a Preferred Share under the Arrangement, a Holder will generally be considered to have disposed of such Preferred Share for proceeds of disposition equal to the fair market value of any Redemption Note issued on redemption thereof. A Holder will generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition realized on the redemption of such Holder’s Preferred Share exceed (or are less than) the adjusted cost base of such Preferred Share to the Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

The cost to a Holder of a New Preferred Share received in exchange for a Redemption Note under the Arrangement, as described above, will be deemed to be the fair market value of such Redemption Note. The cost of a New Preferred Share of a particular series will be averaged with the adjusted cost base of all shares of that particular series owned by the Holder as capital property immediately before that time for the purpose of determining the adjusted cost base to the Holder of that New Preferred Share.

Holders should consult with their own tax advisors with respect to whether they should elect to exchange their Preferred Shares on a taxable basis.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized or deemed to be realized by a Holder in a taxation year must be included in the Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year must be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If the Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a share by the Holder may be reduced by the amount of dividends received or deemed to have been received by the Holder on such share to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns such shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns such shares. Holders to whom these rules may apply should consult their own tax advisors.

Refundable Tax

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” for the year, which will include interest income and taxable capital gains.

Holding and Disposing of New Preferred Shares

Dividends

Dividends (including deemed dividends) received (or deemed to be received) on New Preferred Shares by a Holder that is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Individuals will be entitled to an enhanced gross-up and dividend tax credit in respect of dividends that have been designated as eligible dividends by the Corporation at or before the time of payment. By notice in writing on the Corporation’s website, the Corporation has designated all dividends paid by the Corporation to be “eligible dividends” within the meaning of the Tax Act unless otherwise notified.

Dividends received by a Holder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Dividends (including deemed dividends) received (or deemed to be received) on New Preferred Shares by a Holder that is a corporation will be included in computing the Holder’s income and will generally be deductible in computing the Holder’s taxable income. A “private corporation”, as defined in the Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the New Preferred Shares to the extent such dividends are deductible in computing its taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

New Preferred Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the New Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on New Preferred Shares.

Dispositions

A Holder that disposes of or is deemed to dispose of New Preferred Shares (on the redemption of such shares or otherwise, but not a conversion of New Preferred Shares of a particular series into New Preferred Shares of a different series) will generally realize a capital gain (or a capital loss) to the extent that the Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of New Preferred Shares will generally not be included in computing the Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such New Preferred Shares. See “— Redemption” below. If the Holder is a corporation, any capital loss arising on a disposition of a New Preferred Share may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received (or deemed to be received) on the New Preferred Share or any share which was converted into such share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such Holders should consult their own tax advisors.

The Canadian federal income tax treatment of capital gains and capital losses is discussed above under “Taxation of Capital Gains and Capital Losses”.

Redemption

If the Corporation redeems New Preferred Shares held by a Holder, or otherwise acquires or cancels such New Preferred Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will generally be deemed to have received a taxable dividend from the Corporation equal to the amount, if any, by which the payment received by the Holder from the Corporation for the New Preferred Shares exceeds the paid-up capital in respect of such New Preferred Shares, as computed for the purposes of the Tax Act. The Canadian federal income tax treatment of any such deemed dividend is discussed above under “ – Dividends”.

A Holder will also generally be considered to have disposed of its New Preferred Shares for proceeds of disposition equal to the amount received by the Holder less the amount of any deemed dividend referred to above. As a result, Holders will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the New Preferred Shares to the Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed above under “Taxation of Capital Gains and Capital Losses”.

Conversion

The conversion of New Preferred Shares of a particular series into New Preferred Shares of a different series (including the conversion of Series 1 Preferred Shares into Series 2 Preferred Shares) will not generally constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Holder of any New Preferred Shares of a particular series received on a conversion of New Preferred Shares of a different series will be equal to the Holder’s adjusted cost base of the New Preferred Shares of that different series immediately before the conversion. For the purpose of determining the adjusted cost base of a Holder’s shares of a particular series of shares of the Corporation, when additional shares of that series are acquired (including on a conversion), the cost of newly acquired shares of that series will be averaged with the adjusted cost base of all shares of that series owned by the Holder as capital property immediately before that time.

Dissenting Holders

A Holder that is a Dissenting Shareholder (a “Dissenting Holder”) will, if the Arrangement becomes effective, be deemed to have transferred such Dissenting Holder’s Preferred Shares of the particular series in respect of which the Dissenting Holder has dissented to the Corporation, and will be entitled to receive a payment from the Corporation equal to the fair value of the Dissenting Holder’s Preferred Shares of such particular series.

A Dissenting Holder will generally be deemed to have received a taxable dividend from the Corporation equal to the amount, if any, by which the payment received by the Dissenting Holder from the Corporation for the Preferred Shares of the particular series in respect of which the Dissenting Holder has dissented (other than any amount in respect of interest awarded by the Court) exceeds the paid-up capital of the Preferred Shares of such series as computed for the purposes of the Tax Act. The Canadian federal income tax treatment of any such deemed dividend is discussed above under “Holding and Disposing of New Preferred Shares – Dividends”.

A Dissenting Holder will also generally be considered to have disposed of its Preferred Shares of the particular series in respect of which the Dissenting Holder has dissented for proceeds of disposition equal to the amount received by the Dissenting Holder for such Preferred Shares less the amount of any deemed dividend referred to above and any interest awarded by a Court. As a result, Dissenting Holders will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of such Preferred Shares and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed above under “Taxation of Capital Gains and Capital Losses”.

Interest, if any, awarded to a Dissenting Holder by the court will be included in the Dissenting Holder’s income for the purposes of the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, the New Preferred Shares to be issued to Shareholders in exchange for Preferred Shares under the Arrangement, if issued on the date hereof, would be as of the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account (“TFSA”).

Notwithstanding that the New Preferred Shares may be qualified investments for a trust governed by an RRSP, RRIF or a TFSA, the annuitant under an RRSP or RRIF or the holder of a TFSA that holds New Preferred Shares may be subject to a penalty tax if such New Preferred Shares are “prohibited investments” for the RRSP, RRIF or TFSA within the meaning of the Tax Act. The New Preferred Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation.

Preferred Shareholders who intend to hold New Preferred Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

OTHER MATTERS COMING BEFORE THE MEETINGS

Management of the Corporation is not aware of any other business to come before the Meetings other than as set forth in the Notices of Special Meeting. If any other business properly comes before the Meetings, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DOCUMENTS INCORPORATED BY REFERENCE

The sections in the AIF and the Annual MD&A under the heading “Risk Factors” on pages 38 to 51 of the AIF and M63 to M71 of the Annual MD&A are hereby specifically incorporated by reference in this Information Circular. Copies of these documents are available under the electronic profile of the Corporation on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

RISK FACTORS RELATING TO THE ARRANGEMENT

Certain risks affecting TransAlta are disclosed under the heading “Risk Factors” in each of the AIF on pages 38 to 51 and the Annual MD&A on pages M63 to M71, which sections are specifically incorporated by reference in this Information Circular. Preferred Shareholders should carefully consider the risk factors set forth in these sections of the AIF and Annual MD&A, the risk factors below regarding the risks of completing the Arrangement and all other information contained herein and in the Corporation’s other public filings before determining how to vote on the applicable Arrangement Resolution.

Benefits of the Arrangement

The Arrangement may not result in any or all of the possible benefits described herein, including, without limitation, those possible benefits described under “The Arrangement – Reasons for the Arrangement” in this Information Circular. There can be no certainty, nor can the Corporation provide any assurance, that any or all of these possible benefits will be realized or, if realized, that such benefits will have such results or impact in the nature and/or amounts described herein.

There is no certainty that the conditions precedent to effect the Arrangement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Corporation, including receipt of approval of the applicable Arrangement Resolution by the holders of such series of Preferred Shares and the approval of the Court and the TSX. There can be no certainty, nor can the Corporation provide any assurance, that these conditions precedent will be satisfied or, if satisfied, when they will be satisfied.

If the Board of Directors determines that the number of Preferred Shareholders for a Series of Preferred Shares who exercise Dissent Rights is unacceptably high, then the Board of Directors may determine not to proceed with the Arrangement

Holders of each series of Preferred Shares may choose to exercise Dissent Rights, and there is no certainty how many of such holders may choose to exercise such rights. If the Board of Directors determines that the number of holders of a certain series of Preferred Shares who exercise Dissent Rights is in excess of 5% or otherwise considered to be abnormally high, then the Board of Directors may determine not to proceed with the Arrangement with respect to such series.

The Board of Directors may determine not to proceed with the Arrangement prior to the Meeting or terminate the Arrangement at any time prior to the Effective Time

The Board of Directors may decide, for any reason, to not proceed with the Arrangement prior to the Meeting and, even in the event any of the Arrangement Resolutions receive the requisite approvals, the Board of Directors may determine, at its sole discretion, to terminate the Arrangement for a particular series or all series of Preferred Shares at any time prior to the Effective Time.

Limited Market

There is currently no market through which the New Preferred Shares may be sold and holders may not be able to resell the New Preferred Shares issued in connection with the Arrangement. Also, it cannot be assured that a secondary market for trading in the New Preferred Shares will develop or that any secondary market which does develop will continue. The Corporation has applied to list and post the New Preferred Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There can be no assurance that the New Preferred Shares will be accepted for listing on the TSX.

Residual Claim in Event of Bankruptcy

In the event of Liquidation, the New Preferred Shares will have the same rights currently ascribed to the Preferred Shares on a per share basis. Specifically, Preferred Shareholders are currently, and holders of New Preferred Shares will be, entitled to receive $25.00 per Preferred Share or New Preferred Share, as applicable, plus all accrued and unpaid dividends thereon, before any amount shall be paid or any property or assets of the Corporation can be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Preferred Shares or New Preferred Shares, as applicable, in any respect. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used first to pay liabilities and other debt of the Corporation before payments may be made on the New Preferred Shares and other first preferred shares, if any.

In accordance with the Arrangement, Preferred Shareholders will be receiving fewer New Preferred Shares upon completion of the Arrangement compared to the number of Preferred Shares held by Preferred Shareholders immediately prior to the Effective Date. Accordingly, upon completion of the

Arrangement, holders of New Preferred Shares will, in aggregate, have a reduced claim to the Corporation’s property and assets in the event of Liquidation.

Market Price and Capital Appreciation

The market price of the New Preferred Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of New Preferred Shares in the marketplace, failure to meet analysts’ expectations, any public announcements made in regard to this Arrangement, the impact of various tax laws or rates and general market conditions or the global economy. In recent years, stock markets have experienced significant price fluctuations. There can be no assurance that the market price of the New Preferred Shares will not experience significant price fluctuations in the future, including price fluctuations that are unrelated to the Corporation’s performance. Prevailing yields on similar securities will affect the market value of the New Preferred Shares. Assuming all other factors remain unchanged, the market value of the New Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Government of Canada Yield, T-Bill Rate and comparable benchmark rates of interest for similar securities will also affect the market value of the New Preferred Shares in an analogous manner.

In addition, the Corporation has the right to redeem the Series 1 Preferred Shares on each Series 1 Conversion Date by the payment of an amount equal to $25.00 plus all accrued and unpaid dividends thereon. This redemption amount may limit the capital appreciation of the New Preferred Shares much beyond $25.00. As a result, due to the current market price of the Preferred Shares, the New Preferred Shares may have more limited potential for capital appreciation compared to the Preferred Shares.

Dividends

Dividends on the New Preferred Shares are payable at the discretion of the Board of Directors, which is consistent with the terms of the Preferred Shares, and provisions of various trust indentures and credit arrangements to which the Corporation is a party may also restrict the Corporation’s ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on the New Preferred Shares. In addition, under the CBCA the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of its shares.

The dividend rate in respect of the Series 1 Preferred Shares will reset on December 31, 2021 and every five years thereafter. The Series A Shares, Series C Shares, Series E Shares and Series G Shares pay fixed rate dividends up to the next applicable Subsequent Fixed Rate Period (as such term is defined in the share terms for the applicable series of Preferred Shares). The Annual Fixed Dividend Rate (as such term is defined in the share terms for the applicable series of Preferred Shares) applicable for such next Subsequent Fixed Rate Period is based in reference to the Government of Canada Yield on the 30th day prior to such Subsequent Fixed Rate Period. In addition, on such date the fixed rate preferred shares may be converted to a new series of cumulative redeemable floating rate reset first preferred shares that will pay a quarterly dividend based on the Floating Quarterly Dividend Rate (as such term is defined in the share terms for the applicable series of Preferred Shares). There can be no assurance that the dividends on the Series 1 Preferred Shares will be greater than the dividends on the Preferred Shares in respect of such Subsequent Fixed Rate Period or Quarterly Floating Dividend Rate.

The dividend rate in respect of any Series 2 Preferred Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period, subject to the “minimum floor” on the Series 1 Preferred Shares. The resetting of the applicable rate on Series 2 Preferred Shares may result in a lower yield compared to the fixed rate on Series 1 Preferred Shares. The applicable rate on a Series 2 Preferred Share will fluctuate in accordance with fluctuations in the T-Bill Rate on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Corporation has no control. See “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares”.

Voting Rights

The New Preferred Shares will have the same voting rights currently ascribed to the Preferred Shares on a per share basis. Specifically, the holders of Series 1 Preferred Shares and Series 2 Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting unless and until the Corporation fails to pay in the aggregate six quarterly dividends on the Series 1 Preferred Shares or Series 2 Preferred Shares, respectively, pursuant to the terms of such shares on the dates when such dividend payments should be paid, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, so long as any such dividend payments remain in arrears, the holders of Series 1 Preferred Shares or Series 2 Preferred Shares, as applicable, will be entitled: (i) to one vote for each Series 1 Preferred Share or Series 2 Preferred Share, as applicable, held by them; and (ii) to vote separately and exclusively as a combined class with the holders of all series of first preferred shares in the capital of the Corporation who at such time are entitled to vote for the election of directors, to elect two members of the Board of Directors if the Board of Directors consists of less than sixteen directors or three members of the Board of Directors if the Board of Directors consists of sixteen or more members.

In accordance with the Arrangement, Preferred Shareholders will be receiving fewer Series 1 Preferred Shares upon completion of the Arrangement compared to the number of Preferred Shares held by Preferred Shareholders immediately prior to the Effective Date. Accordingly, in the event that the Corporation fails to pay six quarterly dividends on the Series 1 Preferred Shares or Series 2 Preferred Shares, the number of votes provided to holders of Series 1 Preferred Shares and Series 2 Preferred Shares, respectively, will be fewer than the number of votes that would have otherwise been provided to Preferred Shareholders.

Credit Ratings

The credit ratings applied to New Preferred Shares are an assessment, by the Rating Agencies, of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the New Preferred Shares may affect the market price or value and the liquidity of the New Preferred Shares. There is no assurance that any credit rating assigned to the New Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant Rating Agency. See “The Arrangement – Credit Ratings”.

Automatic Conversion

The Series 1 Preferred Shares may be automatically converted to Series 2 Preferred Shares without the consent of the holder in the event of an automatic conversion in the circumstances described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares”. Upon automatic conversion of the Series 1 Preferred Shares into Series 2 Preferred Shares, the dividend rate on the Series 2 Preferred Shares will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time while, upon the automatic conversion of the Series 1 Preferred Shares, the dividend rate on the Series 1 Preferred Shares will be, for each five-year period, a fixed rate that is determined by reference to the Government of Canada Yield on the 30th day prior to the first day of each such five-year period. In addition, holders of New Preferred Shares may be prevented from converting their New Preferred Shares in certain circumstances. See “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares”.

No Fixed Maturity

The New Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of New Preferred Shares. The ability of a holder to liquidate its holdings of New Preferred Shares may be limited.

Redeemable

The Corporation may choose to redeem the New Preferred Shares from time to time, in accordance with its rights described under “The Arrangement – Rights, Privileges, Restrictions and Conditions Attaching to the New Preferred Shares”, including when prevailing interest rates are lower than yield borne by the applicable series of New Preferred Shares. If prevailing rates are lower at the time of redemption, a holder of New Preferred Shares would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the applicable series of New Preferred Shares being redeemed. The Corporation’s redemption right also may adversely impact a holder’s ability to sell New Preferred Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, other than as disclosed elsewhere in this Information Circular, no informed person of the Corporation, or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or could materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular, an “informed person” means a director or executive officer of the Corporation, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than ten percent of the voting rights attached to all outstanding voting securities of the Corporation.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as disclosed elsewhere in this Information Circular, no person who has been a director or officer of the Corporation at any time since the commencement of the Corporation’s most recently completed financial year, or any associate of affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

AUDITORS

Ernst & Young LLP is the auditor of the Corporation. Ernst & Young LLP has advised that it is independent of the Corporation within the meaning of the Chartered Professional Accountants of Alberta Rules of Professional Conduct.

EXPERTS

PricewaterhouseCoopers LLP, the Fairness Advisor, prepared the Fairness Opinion.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the electronic profile of the Corporation on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Corporation’s website at www.transalta.com. Financial information is contained in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015 and for the nine months ended September 30, 2016. A Preferred Shareholder may obtain copies of the Corporation’s consolidated financial statements and Management’s Discussion and Analysis without charge by contacting the Corporation’s Investor Relations Department by telephone at 403.267.2520 or toll-free at 1.800.387.3598 or by email at investor_relations@transalta.com.

DIRECTOR APPROVAL

The contents of this Information Circular and the sending of it to each Preferred Shareholder whose proxy is solicited, the auditor of the Corporation and to the appropriate governmental agencies has been approved by the Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS

John H. Kousinioris

Chief Legal and Compliance Officer and Corporate Secretary

January 16, 2017

APPENDIX “A”

SERIES A ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of TransAlta Corporation (the “Corporation”) as more particularly described and set forth in the management information circular of the Corporation dated January 16, 2017 (the “Information Circular”), accompanying the notice of special meeting (as the Arrangement may be amended or modified) is authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”)), the full text of which is set out in Appendix “F” to the Information Circular, is authorized, approved and adopted.

3.	The Arrangement and related transactions, and any amendments, modifications or supplements thereto, and all actions of the directors of the Corporation in approving the Arrangement, are ratified and approved.

4.	The Corporation is authorized to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as such terms may be amended, modified or supplemented as described in the Information Circular).

5.	Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders (the “Shareholders”) of cumulative redeemable rate reset first preferred shares, series A of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized and empowered, at their discretion, without notice to or approval of the Shareholders: (i) to amend, modify or supplement the Plan of Arrangement as permitted under the terms of the Plan of Arrangement; and (ii) not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX “B”

SERIES B ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of TransAlta Corporation (the “Corporation”) as more particularly described and set forth in the management information circular of the Corporation dated January 16, 2017 (the “Information Circular”), accompanying the notice of special meeting (as the Arrangement may be amended or modified) is authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”)), the full text of which is set out in Appendix “F” to the Information Circular, is authorized, approved and adopted.

3.	The Arrangement and related transactions, and any amendments, modifications or supplements thereto, and all actions of the directors of the Corporation in approving the Arrangement, are ratified and approved.

4.	The Corporation is authorized to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as such terms may be amended, modified or supplemented as described in the Information Circular).

5.	Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders (the “Shareholders”) of cumulative redeemable floating rate first preferred shares, series B of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized and empowered, at their discretion, without notice to or approval of the Shareholders: (i) to amend, modify or supplement the Plan of Arrangement as permitted under the terms of the Plan of Arrangement; and (ii) not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX “C”

SERIES C ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of TransAlta Corporation (the “Corporation”) as more particularly described and set forth in the management information circular of the Corporation dated January 16, 2017 (the “Information Circular”), accompanying the notice of special meeting (as the Arrangement may be amended or modified) is authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”)), the full text of which is set out in Appendix “F” to the Information Circular, is authorized, approved and adopted.

3.	The Arrangement and related transactions, and any amendments, modifications or supplements thereto, and all actions of the directors of the Corporation in approving the Arrangement, are ratified and approved.

4.	The Corporation is authorized to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as such terms may be amended, modified or supplemented as described in the Information Circular).

5.	Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders (the “Shareholders”) of cumulative redeemable rate reset first preferred shares, series C of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized and empowered, at their discretion, without notice to or approval of the Shareholders: (i) to amend, modify or supplement the Plan of Arrangement as permitted under the terms of the Plan of Arrangement; and (ii) not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX “D”

SERIES E ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of TransAlta Corporation (the “Corporation”) as more particularly described and set forth in the management information circular of the Corporation dated January 16, 2017 (the “Information Circular”), accompanying the notice of special meeting (as the Arrangement may be amended or modified) is authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”)), the full text of which is set out in Appendix “F” to the Information Circular, is authorized, approved and adopted.

3.	The Arrangement and related transactions, and any amendments, modifications or supplements thereto, and all actions of the directors of the Corporation in approving the Arrangement, are ratified and approved.

4.	The Corporation is authorized to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as such terms may be amended, modified or supplemented as described in the Information Circular).

5.	Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders (the “Shareholders”) of cumulative redeemable rate reset first preferred shares, series E of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized and empowered, at their discretion, without notice to or approval of the Shareholders: (i) to amend, modify or supplement the Plan of Arrangement as permitted under the terms of the Plan of Arrangement; and (ii) not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

D-1

APPENDIX “E”

SERIES G ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of TransAlta Corporation (the “Corporation”) as more particularly described and set forth in the management information circular of the Corporation dated January 16, 2017 (the “Information Circular”), accompanying the notice of special meeting (as the Arrangement may be amended or modified) is authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”)), the full text of which is set out in Appendix “F” to the Information Circular, is authorized, approved and adopted.

3.	The Arrangement and related transactions, and any amendments, modifications or supplements thereto, and all actions of the directors of the Corporation in approving the Arrangement, are ratified and approved.

4.	The Corporation is authorized to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as such terms may be amended, modified or supplemented as described in the Information Circular).

5.	Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders (the “Shareholders”) of cumulative redeemable rate reset first preferred shares, series G of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized and empowered, at their discretion, without notice to or approval of the Shareholders: (i) to amend, modify or supplement the Plan of Arrangement as permitted under the terms of the Plan of Arrangement; and (ii) not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

E-1

APPENDIX “F”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement”, “herein”, “hereof”, “hereunder” and similar expressions mean and refer to the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of Article 6 hereof or made at the direction of the Court in the Final Order provided that any such amendment or variation is acceptable to the Corporation, acting reasonably;

(b)	“Arrangement Resolutions” means, collectively, the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution and Series G Arrangement Resolution, or, as the context requires, means any combination thereof and “Arrangement Resolution” means any one of them;

(c)	“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation;

(d)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(e)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

(f)	“Certificate” means the Certificate of Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;

(g)	“Corporation” means TransAlta Corporation, a corporation amalgamated pursuant to the CBCA;

(h)	“Court” means the Court of Queen’s Bench of Alberta;

(i)	“Depositary” means CST Trust Company at its offices referred to in the Election Form;

(j)	“Director” means the Director appointed pursuant to Section 260 of the CBCA;

(k)	“Dissent Rights” means the right of a registered Preferred Shareholder to dissent with respect to the applicable Arrangement Resolution and to be paid the fair value of the Preferred Shares of the particular series in respect of which the Preferred Shareholder dissents, all in accordance with Section 190 of the CBCA, the Interim Order and Article 4 hereof;

(l)	“Dissenting Shareholder”, in respect of any series of Preferred Shares, means any registered holder of Preferred Shares of such series who has duly and validly exercised its Dissent Rights in respect of the holder’s Preferred Shares of such series and has not withdrawn or been deemed to have withdrawn such exercise of such Dissent Rights and “Dissenting Shareholders” means all of them;

(m)	“Effective Date” means the date the Arrangement becomes effective pursuant to the CBCA;

(n)	“Effective Time” means the time the Arrangement becomes effective on the Effective Date pursuant to the CBCA;

(o)	“Electing Preferred Shareholders” means, collectively, the Electing Series A Shareholders, the Electing Series B Shareholders, the Electing Series C Shareholders, the Electing Series E Shareholders and the Electing Series G Shareholders;

(p)	“Electing Series A Shareholder” means a Series A Shareholder who has elected to exchange all of the Series A Shares held by such Series A Shareholder on a taxable basis under the Arrangement as designated by such Series A Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series A Shareholder’s election;

(q)	“Electing Series B Shareholder” means a Series B Shareholder who has elected to exchange all of the Series B Shares held by such Series B Shareholder on a taxable basis under the Arrangement as designated by such Series B Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series B Shareholder’s election;

(r)	“Electing Series C Shareholder” means a Series C Shareholder who has elected to exchange all of the Series C Shares held by such Series C Shareholder on a taxable basis under the Arrangement as designated by such Series C Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series C Shareholder’s election;

(s)	“Electing Series E Shareholder” means a Series E Shareholder who has elected to exchange all of the Series E Shares held by such Series E Shareholder on a taxable basis under the Arrangement as designated by such Series E Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series E Shareholder’s election;

(t)	“Electing Series G Shareholder” means a Series G Shareholder who has elected to exchange all of the Series G Shares held by such Series G Shareholder on a taxable basis under the Arrangement as designated by such Series G Shareholder by depositing with the Depositary prior to the Election Deadline a duly completed Election Form indicating such Series G Shareholder’s election;

(u)	“Election Deadline” means 5:00 p.m. (Calgary time) on the third Business Day immediately prior to the date of the applicable Meeting or if such Meeting is adjourned or postponed, 5:00 p.m. on the third Business Day immediately prior to the date of the adjourned or postponed Meeting;

(v)	“Election Form” means the election form accompanying the Information Circular to be delivered to Preferred Shareholders in connection with the Arrangement pursuant to which Preferred Shareholders may elect to exchange their Preferred Shares of a particular series on a taxable basis;

(w)	“Encumbrance” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

(x)	“Final Order” means the final order of the Court, in a form acceptable to the Corporation, approving the Arrangement, as such order may be amended by the Court (where such amendments are acceptable to the Corporation, acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation or amendment is acceptable to the Corporation, acting reasonably);

(y)	“Governmental Authority” means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (iii) any self-regulatory authority, stock exchange or other marketplace, including the Toronto Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(z)	“Information Circular” means the notice of the Meetings and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Preferred Shareholders by the Corporation in connection with the Meetings, as it may be amended, supplemented or otherwise modified;

(aa)	“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA, containing, among other things, declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb)	“Meetings” means, collectively, the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting and Series G Meeting and “Meeting” means any one of them as the context requires;

(cc)	“Person” includes any individual, sole proprietorship, partnership, firm, joint venture, limited partnership, limited liability partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, or Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(dd)	“Plan” or “Plan of Arrangement” means this plan of arrangement under Section 192 of the CBCA, and any amendments or variations made in accordance with Article 6 hereof or made at the direction of the Court in the Final Order, provided that any such amendment or variation is acceptable to the Corporation, acting reasonably;

(ee)	“Preferred Shareholders” means, collectively, the Series A Shareholders, the Series B Shareholders, the Series C Shareholders, the Series E Shareholders and the Series G Shareholders, or, as the context requires, means any combination thereof, and each, a “Preferred Shareholder”;

(ff)	“Preferred Shares” means, collectively, the Series A Shares, the Series B Shares, the Series C Shares, the Series E Shares and the Series G Shares, or, as the context requires, means any combination thereof, and each, a “Preferred Share”;

(gg)	“Series A Approval” means the approval of the Arrangement by the Series A Shareholders at the Series A Meeting in accordance with the Interim Order;

(hh)	“Series A Arrangement Resolution” means the special resolution to be considered by the Series A Shareholders at the Series A Meeting;

(ii)	“Series A Meeting” means the special meeting of the Series A Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series A Arrangement Resolution, including any adjournment or postponement thereof;

(jj)	“Series A Notes” means the unsecured, demand interest bearing promissory notes of the Corporation in the principal amount of $13.25 per Series A Share held by an Electing Series A Shareholder, to be issued to Electing Series A Shareholders pursuant to Section 3.1(b)(iii)(A) hereof;

(kk)	“Series A Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Series A Shares;

(ll)	“Series A Shares” means the cumulative redeemable rate reset first preferred shares, series A in the capital of the Corporation;

(mm)	“Series B Approval” means the approval of the Arrangement by the Series B Shareholders at the Series B Meeting in accordance with the Interim Order;

(nn)	“Series B Arrangement Resolution” means the special resolution to be considered by the Series B Shareholders at the Series B Meeting;

(oo)	“Series B Meeting” means the special meeting of the Series B Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series B Arrangement Resolution, including any adjournment or postponement thereof;

(pp)	“Series B Notes” means the unsecured, demand interest bearing promissory notes of the Corporation in the principal amount of $13.75 per Series B Share held by an Electing Series B Shareholder, to be issued to Electing Series B Shareholders pursuant to Section 3.1(c)(iii)(A) hereof;

(qq)	“Series B Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Series B Shares;

(rr)	“Series B Shares” means the cumulative redeemable floating rate reset first preferred shares, series B in the capital of the Corporation;

(ss)	“Series C Approval” means the approval of the Arrangement by the Series C Shareholders at the Series C Meeting in accordance with the Interim Order;

(tt)	“Series C Arrangement Resolution” means the special resolution to be considered by the Series C Shareholders at the Series C Meeting;

(uu)	“Series C Meeting” means the special meeting of the Series C Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series C Arrangement Resolution, including any adjournment or postponement thereof;

(vv)	“Series C Notes” means the unsecured, demand interest bearing promissory notes of the Corporation in the principal amount of $17.625 per Series C Share held by an Electing Series C Shareholder, to be issued to Electing Series C Shareholders pursuant to Section 3.1(d)(iii)(A) hereof;

(ww)	“Series C Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Series C Shares;

(xx)	“Series C Shares” means the cumulative redeemable rate reset first preferred shares, series C in the capital of the Corporation;

(yy)	“Series E Approval” means the approval of the Arrangement by the Series E Shareholders at the Series E Meeting in accordance with the Interim Order;

(zz)	“Series E Arrangement Resolution” means the special resolution to be considered by the Series E Shareholders at the Series E Meeting;

(aaa)	“Series E Meeting” means the special meeting of the Series E Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series E Arrangement Resolution, including any adjournment or postponement thereof;

(bbb)	“Series E Notes” means the unsecured, demand interest bearing promissory notes of the Corporation in the principal amount of $19.75 per Series E Share held by an Electing Series E Shareholder, to be issued to Electing Series E Shareholders pursuant to Section 3.1(e)(iii)(A) hereof;

(ccc)	“Series E Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Series E Shares;

(ddd)	“Series E Shares” means the cumulative redeemable rate reset first preferred shares, series E in the capital of the Corporation;

(eee)	“Series G Approval” means the approval of the Arrangement by the Series G Shareholders at the Series G Meeting in accordance with the Interim Order;

(fff)	“Series G Arrangement Resolution” means the special resolution to be considered by the Series G Shareholders at the Series G Meeting;

(ggg)	“Series G Meeting” means the special meeting of the Series G Shareholders, voting separately as a series, to consider, and if deemed advisable, to pass, with or without variation, the Series G Arrangement Resolution, including any adjournment or postponement thereof;

(hhh)	“Series G Notes” means the unsecured, demand interest bearing promissory notes of the Corporation in the principal amount of $20.50 per Series G Share held by an Electing Series G Shareholder, to be issued to Electing Series G Shareholders pursuant to Section 3.1(f)(iii)(A) hereof;

(iii)	“Series G Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Series G Shares;

(jjj)	“Series G Shares” means the cumulative redeemable rate reset first preferred shares, series G in the capital of the Corporation;

(kkk)	“Series 1 Preferred Shares” means the cumulative redeemable minimum rate reset first preferred shares, series 1 in the capital of the Corporation;

(lll)	“Series 2 Preferred Shares” means the cumulative redeemable floating rate reset first preferred shares, series 2 in the capital of the Corporation; and

(mmm)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on:

(a)	the Corporation;

(b)	if the Series A Approval has been obtained at the Series A Meeting in accordance with the terms of the Interim Order, the Series A Shareholders (including Dissenting Shareholders that hold Series A Shares);

(c)	if the Series B Approval has been obtained at the Series B Meeting in accordance with the terms of the Interim Order, the Series B Shareholders (including Dissenting Shareholders that hold Series B Shares);

(d)	if the Series C Approval has been obtained at the Series C Meeting in accordance with the terms of the Interim Order, the Series C Shareholders (including Dissenting Shareholders that hold Series C Shares);

(e)	if the Series E Approval has been obtained at the Series E Meeting in accordance with the terms of the Interim Order, the Series E Shareholders (including Dissenting Shareholders that hold Series E Shares);

(f)	if the Series G Approval has been obtained at the Series G Meeting in accordance with the terms of the Interim Order, the Series G Shareholders (including Dissenting Shareholders that hold Series G Shares); and

(g)	all other Persons.

2.2	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing at the Effective Time, the Corporation shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and in the course of the reorganization each of the events set out below shall occur, and shall be deemed to occur, in the following order, without any further authorization, act or formality required on the part of any Person, except as expressly provided herein:

(a)	the authorized share capital of the Corporation will be amended by the creation of an unlimited number of Series 1 Preferred Shares and an unlimited number of Series 2 Preferred Shares, such Series 1 Preferred Shares and Series 2 Preferred Shares having the rights, privileges, restrictions and conditions set forth in the attached Schedule A, and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(b)	if the Series A Approval has been obtained at the Series A Meeting in accordance with the terms of the Interim Order (as indicated in the attached Schedule B), the following transactions shall be completed in the following order:

(i)	the Series A Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as holders of such Series A Shares, other than the right to be paid by the Corporation the fair value of their Series A Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series A Shares shall be amended as follows:

(A)	by deleting paragraph 2(d) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series A Preferred Shares are directly or indirectly (whether by way of redemption, exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the Series A

Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series A

Preferred Share.”; and

(B)	by deleting the phrase “plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption” in paragraph 4(a) thereof,

and	the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series A Shares held by Electing Series A Shareholders:

(A)	notwithstanding anything to the contrary in the terms and conditions attached to the Series A Shares, each issued and outstanding Series A Share held by an Electing Series A Shareholder shall be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series A Note to such Electing Series A Shareholder in full and complete satisfaction of the redemption price for the Series A Share and each such Series A Share so redeemed by the Corporation shall be, and shall be deemed to be, cancelled; and

(B)	the Series A Notes shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series A Note of 0.530 of a Series 1 Preferred Share for each Series A Note; and

(iv)	each remaining issued and outstanding Series A Share (which, for greater certainty, excludes Series A Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series A Shares held by Electing Series A Shareholders) shall be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.530 of a Series 1 Preferred Share and each Series A Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled;

(c)	if the Series B Approval has been obtained at the Series B Meeting in accordance with the terms of the Interim Order (as indicated in the attached Schedule B), the following transactions shall be completed in the following order:

(i)	the Series B Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as holders of such Series B Shares, other than the right to be paid by the Corporation the fair value of their Series B Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series B Shares shall be amended as follows:

(A)	by deleting paragraph 2(c) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series B Preferred Shares are directly or indirectly (whether by way of redemption, exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the Series B Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series B Preferred Share.”; and

(B)	by deleting the phrase “plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series B Preferred Shares have been paid to but excluding the date fixed for redemption” in paragraph 4(a)(ii) thereof, and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series B Shares held by Electing Series B Shareholders:

(A)	notwithstanding anything to the contrary in the terms and conditions attached to the Series B Shares, each issued and outstanding Series B Share held by an Electing Series B Shareholder shall be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series B Note to such Electing Series B Shareholder in full and complete satisfaction of the redemption price for the Series B Share and each such Series B Share so redeemed by the Corporation shall be, and shall be deemed to be, cancelled; and

(B)	the Series B Notes shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series B Note of 0.550 of a Series 1 Preferred Share for each Series B Note; and

(iv)	each remaining issued and outstanding Series B Share (which, for greater certainty, excludes Series B Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series B Shares held by Electing Series B Shareholders) shall be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.550 of a Series 1 Preferred Share and each Series B Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled;

(d)	if the Series C Approval has been obtained at the Series C Meeting in accordance with the terms of the Interim Order (as indicated in the attached Schedule B), the following transactions shall be completed in the following order:

(i)	the Series C Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as holders of such Series C Shares, other than the right to be paid by the Corporation the fair value of their Series C Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series C Shares shall be amended as follows:

(A)	by deleting paragraph 2(d) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series C Preferred Shares are directly or indirectly (whether by way of redemption, exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the Series C Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series C Preferred Share.”; and

(B)	by deleting the phrase “plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption” in paragraph 4(a) thereof,

and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series C Shares held by Electing Series C Shareholders:

(A)	notwithstanding anything to the contrary in the terms and conditions attached to the Series C Shares, each issued and outstanding Series C Share held by an Electing Series C Shareholder shall be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series C Note to such Electing Series C Shareholder in full and complete satisfaction of the redemption price for the Series C Share and each such Series C Share so redeemed by the Corporation shall be, and shall be deemed to be, cancelled; and

(B)	the Series C Notes shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series C Note of 0.705 of a Series 1 Preferred Share for each Series C Note; and

(iv)	each remaining issued and outstanding Series C Share (which, for greater certainty, excludes Series C Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series C Shares held by Electing Series C Shareholders) shall be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.705 of a Series 1 Preferred Share and each Series C Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled;

(e)	if the Series E Approval has been obtained at the Series E Meeting in accordance with the terms of the Interim Order (as indicated in the attached Schedule B), the following transactions shall be completed in the following order:

(i)	the Series E Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as holders of such Series E Shares, other than the right to be paid by the Corporation the fair value of their Series E Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series E Shares shall be amended as follows:

(A)	by deleting paragraph 2(d) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series E Preferred Shares are directly or indirectly (whether by way of redemption,

exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the Series E Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series E Preferred Share.”; and

(B)	by deleting the phrase “plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption” in paragraph 4(a) thereof,

and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series E Shares held by Electing Series E Shareholders:

(A)	notwithstanding anything to the contrary in the terms and conditions attached to the Series E Shares, each issued and outstanding Series E Share held by an Electing Series E Shareholder shall be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series E Note to such Electing Series E Shareholder in full and complete satisfaction of the redemption price for the Series E Share and each such Series E Share so redeemed by the Corporation shall be, and shall be deemed to be, cancelled; and

(B)	the Series E Notes shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series E Note of 0.790 of a Series 1 Preferred Share for each Series E Note; and

(iv)	each remaining issued and outstanding Series E Share (which, for greater certainty, excludes Series E Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series E Shares held by Electing Series E Shareholders) shall be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.790 of a Series 1 Preferred Share and each Series E Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled;

(f)	if the Series G Approval has been obtained at the Series G Meeting in accordance with the terms of the Interim Order (as indicated in the attached Schedule B), the following transactions shall be completed in the following order:

(i)	the Series G Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as holders of such Series G Shares, other than the right to be paid by the Corporation the fair value of their Series G Shares in accordance with the Dissent Rights;

(ii)	the rights, privileges, restrictions and conditions attached to the Series G Shares shall be amended as follows:

(A)	by deleting paragraph 2(d) in its entirety and replacing it with the following:

“If a dividend has been declared for a Quarter and the Series G Preferred Shares are directly or indirectly (whether by way of redemption, exchange, conversion or otherwise) converted or exchanged for first preferred shares of a different series prior to the Dividend Payment Date for such Quarter, then notwithstanding such conversion or exchange (i) a Pro Rated Dividend shall be payable on the originally scheduled Dividend Payment Date and (ii) if the conversion or exchange occurs prior to the record date for such dividend, solely for the purposes of determining entitlement to receive the Pro Rated Dividend, the Series G Preferred Shares shall be deemed to be outstanding on the record date for such dividend and to be held on such record date by the person who holds on the record date the first preferred shares that were directly or indirectly issued upon conversion of or in exchange for the Series G Preferred Share.”; and

(B)	by deleting the phrase “plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption” in paragraph 4(a) thereof,

and the articles of incorporation of the Corporation will be deemed to be amended accordingly;

(iii)	with respect to Series G Shares held by Electing Series G Shareholders:

(A)	notwithstanding anything to the contrary in the terms and conditions attached to the Series G Shares, each issued and outstanding Series G Share held by an Electing Series G Shareholder shall be transferred to and redeemed by the Corporation, free and clear of all Encumbrances, in exchange for the issuance by the Corporation of a Series G Note to such Electing Series G Shareholder in full and complete satisfaction of the redemption price for the Series G Share and each such Series G Share so redeemed by the Corporation shall be, and shall be deemed to be, cancelled; and

(B)	the Series G Notes shall be, and shall be deemed to be, transferred to the Corporation (free and clear of any Encumbrances) in exchange for the issuance by the Corporation to each holder of a Series G Note of 0.820 of a Series 1 Preferred Share for each Series G Note; and

(iv)	each remaining issued and outstanding Series G Share (which, for greater certainty, excludes Series G Shares held by Dissenting Shareholders that have validly exercised and not withdrawn their Dissent Rights and Series G Shares held by Electing Series G Shareholders) shall be transferred to the Corporation (free and clear of all Encumbrances) in exchange for the issuance by the Corporation of 0.820 of a Series 1 Preferred Share and each Series G Share so transferred to the Corporation shall be, and shall be deemed to be, cancelled; and

(g)

(i) the amount in the stated capital account maintained by the Corporation for the Series 1 Preferred Shares immediately after the transactions set forth in Sections 3.1(b) to 3.1(f), inclusive, of this Plan of Arrangement that are consummated in accordance with this Plan of Arrangement shall, without any payment to the holders of Series 1 Preferred Shares, be reduced by an amount that results in such stated capital account being equal to the product of: (A) the number of issued and outstanding Series 1 Preferred Shares immediately after the transactions set forth in Sections 3.1(b) to 3.1(f), inclusive, of this

Plan of Arrangement that are consummated in accordance with this Plan of Arrangement; and (B) $25; (ii) if the transactions set forth in Section 3.1(b) are consummated, the amount in the stated capital account maintained by the Corporation for the Series A Shares shall be zero; (iii) if the transactions set forth in Section 3.1(c) are consummated, the amount in the stated capital account maintained by the Corporation for the Series B Shares shall be zero; (iv) if the transactions set forth in Section 3.1(d) are consummated, the amount in the stated capital account maintained by the Corporation for the Series C Shares shall be zero; (v) if the transactions set forth in Section 3.1(e) are consummated, the amount in the stated capital account maintained by the Corporation for the Series E Shares shall be zero; and (vi) if the transactions set forth in Section 3.1(f) are consummated, the amount in the stated capital account maintained by the Corporation for the Series G Shares shall be zero.

3.2	The Corporation shall make the appropriate entries in its share registers to reflect the transactions set forth in Section 3.1 of this Plan of Arrangement that are implemented at the Effective Time.

3.3	Notwithstanding Section 3.1 of this Plan of Arrangement:

(a)	if the Series A Approval has not been obtained at the Series A Meeting in accordance with the terms of the Interim Order, the transactions set forth in Section 3.1(b) of this Plan of Arrangement shall not occur nor be deemed to have occurred and the remaining transactions related to (i) the Series B Shares shall be consummated if the Series B Approval is obtained; (ii) the Series C Shares shall be consummated if the Series C Approval is obtained; (iii) the Series E Shares shall be consummated if the Series E Approval is obtained; and (iv) the Series G Shares shall be consummated if the Series G Approval is obtained, in each case in accordance with the terms of the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, Schedule B to this Plan of Arrangement shall be completed to indicate whether the Series A Approval was obtained at the Series A Meeting;

(b)	if the Series B Approval has not been obtained at the Series B Meeting in accordance with the terms of the Interim Order, the transactions set forth in Section 3.1(c) of this Plan of Arrangement shall not occur nor be deemed to have occurred and the remaining transactions related to (i) the Series A Shares shall be consummated if the Series A Approval is obtained; (ii) the Series C Shares shall be consummated if the Series C Approval is obtained; (iii) the Series E Shares shall be consummated if the Series E Approval is obtained; and (iv) the Series G Shares shall be consummated if the Series G Approval is obtained, in each case in accordance with the terms of the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, Schedule B to this Plan of Arrangement shall be completed to indicate whether the Series B Approval was obtained at the Series B Meeting;

(c)	if the Series C Approval has not been obtained at the Series C Meeting in accordance with the terms of the Interim Order, the transactions set forth in Section 3.1(d) of this Plan of Arrangement shall not occur nor be deemed to have occurred and the remaining transactions related to (i) the Series A Shares shall be consummated if the Series A Approval is obtained; (ii) the Series B Shares shall be consummated if the Series B Approval is obtained; (iii) the Series E Shares shall be consummated if the Series E Approval is obtained; and (iv) the Series G Shares shall be consummated if the Series G Approval is obtained, in each case in accordance with the terms of the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, Schedule B to this Plan of Arrangement shall be completed to indicate whether the Series C Approval was obtained at the Series C Meeting;

(d)	if the Series E Approval has not been obtained at the Series E Meeting in accordance with the terms of the Interim Order, the transactions set forth in Section 3.1(e) of this Plan of Arrangement shall not occur nor be deemed to have occurred and the remaining transactions related to (i) the Series A Shares shall be consummated if the Series A Approval is obtained; (ii) the Series B Shares shall be consummated if the Series B Approval is obtained; (iii) the Series C Shares shall be consummated if the Series C Approval is obtained; and (iv) the Series G Shares shall be consummated if the Series G Approval is obtained, in each case in accordance with the terms of the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, Schedule B to this Plan of Arrangement shall be completed to indicate whether the Series E Approval was obtained at the Series E Meeting; and

(e)	if the Series G Approval has not been obtained at the Series G Meeting in accordance with the terms of the Interim Order, the transactions set forth in Section 3.1(f) of this Plan of Arrangement shall not occur nor be deemed to have occurred and the remaining transactions related to (i) the Series A Shares shall be consummated if the Series A Approval is obtained; (ii) the Series B Shares shall be consummated if the Series B Approval is obtained; (iii) the Series C Shares shall be consummated if the Series C Approval is obtained; and (iv) the Series E Shares shall be consummated if the Series E Approval is obtained, in each case in accordance with the terms of the Plan of Arrangement, and prior to the filing of the Articles of Arrangement, Schedule B to this Plan of Arrangement shall be completed to indicate whether the Series G Approval was obtained at the Series G Meeting.

3.4	Notwithstanding the provisions of Section 3.1 of this Plan of Arrangement, for the purposes of facilitating completion of the Plan of Arrangement only and not to derogate from the legal effect of each step as set forth in Section 3.1 or the ultimate amount of any Series 1 Preferred Shares to which any Preferred Shareholder is entitled upon completion of the Arrangement, the Series A Notes, Series B Notes, Series C Notes, Series E Notes and Series G Notes to be issued pursuant to Section 3.1(b)(iii)(A), 3.1(c)(iii)(A), 3.1(d)(iii)(A), 3.1(e)(iii)(A) or 3.1(f)(iii)(A) hereof, as the case may be, and the subsequent transfer of such notes to the Corporation pursuant to Section 3.1(b)(iii)(B), 3.1(c)(iii)(B), 3.1(d)(iii)(B), 3.1(e)(iii)(B) or 3.1(f)(iii)(B) hereof, as the case may be, may be issued to and transferred by a nominee on behalf of and in trust for the holders of the Preferred Shares, as applicable (which nominee may be any Person, including the Depositary or any director or officer of the Corporation). Any such nominee shall not be subject to any liability whatsoever for acting in such capacity, except in connection with any fraud or willful misconduct by such nominee.

3.5	Notwithstanding anything to the contrary contained herein, the Corporation shall be entitled to deduct and withhold from any consideration issuable or payable pursuant to this Plan of Arrangement such amounts as the Corporation is required to deduct and withhold under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law (in each case, as amended) with respect to any or all of the transactions under this Plan of Arrangement. The Corporation is hereby authorized to sell or otherwise dispose of, at such times and at such prices as the Corporation determines, in its sole discretion, such number of the Series 1 Preferred Shares issuable to the holder in respect of which such sale or disposition was made as is necessary to provide sufficient funds to the Corporation to enable it to comply with such deduction or withholding requirements, and shall notify such holder and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Series 1 Preferred Shares so sold or disposed of. To the extent that Series 1 Preferred Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Corporation shall not be obligated to seek or obtain a minimum price for any Series 1 Preferred Shares sold or disposed of by it hereunder, nor shall the Corporation be liable for any loss arising out of any such sale or disposition.

3.6	Notwithstanding anything in the rights, privileges, restrictions and conditions attached to the Series 1 Shares or in this Plan of Arrangement to the contrary, if the Effective Date occurs on a date that is subsequent to a record date for the payment of dividends on any series of Preferred Shares but prior to the payment date for such dividend, solely for the purposes of determining entitlement to receive a dividend on the Series 1 Shares on the dividend payment date, the Series 1 Shares shall be deemed to be outstanding on the record date for the payment of such dividend and to be held on the record date by the person who held on such record date the Preferred Shares of the particular series that the Series 1 Shares were directly or indirectly issued in exchange for pursuant to the Arrangement.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1	Each registered Preferred Shareholder may exercise Dissent Rights with respect to the Preferred Shares of a particular series held by such registered holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 4.1. Provided the Arrangement is approved by the holders of a particular series of Preferred Shares at the applicable Meeting, a Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Preferred Shares of the particular series and shall only be entitled to be paid by the Corporation the fair value of the Dissenting Shareholder’s Preferred Shares of that particular series in respect of which the Dissenting Shareholder has exercised its Dissent Rights. Provided the Arrangement is approved by the holders of the particular series of Preferred Shares at the applicable Meeting, Dissenting Shareholders who duly and validly exercise such Dissent Rights in respect of Preferred Shares of that particular series and who:

(a)	are ultimately entitled to be paid fair value for their Preferred Shares of the particular series shall: (i) be deemed not to have participated in the transactions in Section 3.1 hereof, other than Section 3.1(b)(i), 3.1(c)(i), 3.1(d)(i), 3.1(e)(i) or 3.1(f)(i) hereof, as the case may be; (ii) be paid an amount equal to such fair value by the Corporation; (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered Preferred Shareholders not exercised their Dissent Rights in respect of such Preferred Shares; and (iv) be deemed to have transferred their Preferred Shares to the Corporation in accordance with Section 3.1(b)(i), 3.1(c)(i), 3.1(d)(i), 3.1(e)(i) or 3.1(f)(i) hereof, as the case may be, notwithstanding the provisions of section 190 of the CBCA; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Preferred Shares of the particular series shall: (i) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Preferred Shares of the particular series who was not an Electing Preferred Shareholder; and (ii) be entitled to receive only the Series 1 Preferred Shares contemplated in Section 3.1 of this Plan of Arrangement that such Preferred Shareholder would have received pursuant to the Arrangement if such Preferred Shareholder had not exercised Dissent Rights and was not an Electing Preferred Shareholder.

Provided, however, that for greater certainty, no registered holders of Preferred Shares of a particular series who has exercised its Dissent Rights shall be entitled to be paid the fair value for its Preferred Shares of such series under paragraph (a) above in the event that the Series A Approval, the Series B Approval, the Series C Approval, the Series E Approval or the Series G Approval, as applicable, is not obtained at the applicable Meeting in accordance with the terms of the Interim Order. The fair value of the Preferred Shares of a particular series shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Preferred Shares of the particular series at the applicable Meeting; but, provided the Arrangement is approved by the holders of the particular series of Preferred Shares at the applicable Meeting, in no event shall the Corporation be required to recognize such Dissenting Shareholder as a holder Preferred Shares of the particular series after the Effective Time and the name of such holder shall be removed from the register of holders of Preferred Shares of the particular series as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no person who has voted or has instructed a proxyholder to vote their Preferred Shares of a particular series in favour of the Arrangement shall be entitled to exercise Dissent Rights in respect of the Preferred Shares of that particular series.

4.2	Notwithstanding subsection 190(5) of the CBCA, the written notice setting forth such registered Preferred Shareholder’s objection to the resolution approving the Arrangement must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the third Business Day immediately prior to the date of the applicable Meeting or if such Meeting is adjourned or postponed, 5:00 p.m. on the third Business Day immediately prior to the date of the adjourned or postponed Meeting.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1	Until surrendered, any certificate which immediately prior to the Effective Time represented Preferred Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the certificates for the Series 1 Preferred Shares due under this Plan of Arrangement in lieu of such certificate, as contemplated in this Plan of Arrangement.

5.2	From and after the Effective Time, each certificate, agreement, letter or other instrument, as applicable, that immediately prior to the Effective Time represented Preferred Shares shall be deemed to represent only the right to receive the certificates for the Series 1 Preferred Shares of required to be delivered under this Plan of Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1 hereof, to receive the fair value of the Preferred Shares represented by such certificates, in each case less any amounts withheld pursuant to Section 3.5 hereof.

5.3	No certificates representing fractional Series 1 Preferred Shares will be issued. In the event that a former Preferred Shareholder would otherwise be entitled to a fractional Series 1 Preferred Share hereunder, the number of Series 1 Preferred Shares issued to such former Preferred Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Series 1 Preferred Shares. In calculating such fractional interests, all Preferred Shares registered in the name of or beneficially held by such former Preferred Shareholder or their nominee shall be aggregated.

ARTICLE 6

AMENDMENTS

6.1	The Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following any Meeting, approved by the Court; and (c) communicated to the Preferred Shareholders if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at a Meeting with or without any other prior notice or communication, and if so proposed and accepted by the applicable Preferred Shareholders voting at such Meeting (other than as may be required under the Interim Order) and also approved by (a) the holders of any other series of Preferred Shares at the applicable Meeting if such amendment, modification or supplement alters the rights, privileges, restrictions and conditions of the Series 1 Preferred Shares or the Series 2 Preferred Shares that are set forth in the attached Schedule A or the consideration to be received by the holders of such series of Preferred Shares pursuant to this Plan of Arrangement; or (b) the Court, such amendment, modification or supplement shall become part of this Plan of Arrangement for all purposes.

6.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following a Meeting shall be effective only: (a) if it is consented to by the Corporation; and (b) if required by the Court or applicable law, it is consented to by the Preferred Shareholders that approved the Arrangement at such Meeting.

6.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Corporation, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Corporation or any Preferred Shareholders.

SCHEDULE A

to the Plan of Arrangement

involving TransAlta Corporation and the

holders of Preferred Shares of TransAlta Corporation

SERIES 1 FIRST PREFERRED SHARES

The ninth series of First Preferred Shares of the Corporation shall consist of an unlimited number of shares designated as Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares shall be as follows:

1.	Interpretation

(a)	In these Series 1 Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the greater of: (1) the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 5.29%; and (2) 6.50%;

(ii)	“Bloomberg Screen CA3MAY Page” means the display designated as page “CA3MAY<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the CA3MAY<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada auction results of treasury bills;

(iii)	“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iv)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(v)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(vi)	“Book-Entry Shares” means the Series 1 Preferred Shares held through the Book-Based System;

(vii)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(viii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(ix)	“Common Shares” means the common shares of the Corporation;

(x)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 1 Preferred Shares;

(xi)	“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(xii)	“First Preferred Shares” means the first preferred shares of the Corporation;

(xiii)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xiv)	“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%;

(xv)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xvi)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xvii)	“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xviii)	“Initial Fixed Rate Period” means the period from and including the date of issue of the Series 1 Preferred Shares to but excluding December 31, 2021;

(xix)	“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xx)	“Participants” means the participants in the Book-Based System;

(xxi)	“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxii)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxiii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing December 31, 2021;

(xxiv)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxv)	“Series 1 Conversion Date” means December 31, 2021, and December 31 in every fifth year thereafter;

(xxvi)	“Series 2 Preferred Shares” means the Cumulative Redeemable Floating Rate First Preferred Shares, Series 2 of the Corporation;

(xxvii)	“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2021, to but excluding December 31, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter;

(xxviii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxix)	“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada and quoted on the Bloomberg Screen CA3MAY Page, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

(b)	The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)	If any day on which any dividend on the Series 1 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends

(a)	During the Initial Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.625 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on March 31, 2017, and, notwithstanding the foregoing, shall be in the amount per share (rounded to four decimal places) determined by multiplying $1.625 by the number of days in the period from and including the date of issue of the Series 1 Preferred Shares to but excluding, March 31, 2017, and dividing that product by 365.

(b)	During each Subsequent Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share (rounded to four decimal places) determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00.

(c)	On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 1 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 1 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 1 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(d)	If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(e)	If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 1 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(f)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(g)	The holders of the Series 1 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

3.	Purchase for Cancellation

Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 1 Preferred Shares outstanding from time to time:

(a)	through the facilities of any stock exchange on which the Series 1 Preferred Shares are listed,

(b)	by invitation for tenders addressed to all the holders of record of the Series 1 Preferred Shares outstanding, or

(c)	in any other manner,

at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 1 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 1 Preferred Shares so tendered by each of the holders of Series 1 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 1 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.

4.	Redemption

(a)	The Series 1 Preferred Shares shall not be redeemable prior to December 31, 2021. Subject to the provisions of paragraph (8), on December 31, 2021, and on December 31 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 1 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the “redemption amount”) plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 1 Preferred Share is $25.00.

(b)	In any case of redemption of Series 1 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than

60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 1 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 1 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 1 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 1 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 1 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 1 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 1 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 1 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of

Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

5.	Conversion into Series 2 Preferred Shares

(a)	The Series 1 Preferred Shares shall not be convertible prior to December 31, 2021. Holders of Series 1 Preferred Shares shall have the right to convert on each Series 1 Conversion Date, subject to the provisions hereof, all or any of their Series 1 Preferred Shares into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 1 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 1 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 1 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 1 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 1 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c).

(b)	If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 1 Preferred Shares of the redemption of all of the Series 1 Preferred Shares, then the right of a holder of Series 1 Preferred Shares to convert such Series 1 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5).

(c)	Holders of Series 1 Preferred Shares shall not be entitled to convert their shares into Series 2 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 1 Preferred Shares at least seven days prior to the applicable Series 1 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 1 Conversion Date, at the expense of the Corporation, to such holders of Series 1 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 1 Preferred Shares, certificates representing the Series 1 Preferred Shares represented by any certificate or certificates so surrendered.

(d)

If the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, then all of the remaining outstanding Series 1 Preferred Shares shall be converted automatically into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share on the applicable Series 1 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 1 Preferred Shares at least seven days prior to the Series 1 Conversion Date.

(e)	The conversion right may be exercised by a holder of Series 1 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 1 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 1 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 1 Conversion Date. The Series 1 Conversion Notice shall indicate the number of Series 1 Preferred Shares to be converted and shall be accompanied by payment or evidence of payment of applicable taxes. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if a Series 1 Conversion Notice is not received by the Corporation from a holder of Series 1 Preferred Shares by the deadline therefor, then such holder’s Series 1 Preferred Shares shall not be converted to Series 2 Preferred Shares (except in the circumstances set forth in subparagraphs (d) and (f) of this paragraph 5). Except in the case where the Series 2 Preferred Shares are in the Book-Based System, if the Series 2 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 1 Preferred Shares to be converted, the Series 1 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 2 Preferred Shares in some other name or names (the “Series 2 Transferee”) and stating the name or names (with addresses) accompanied by payment to the transfer agent and any registrar of any transfer taxes which may be payable by reason thereof, and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 2 Preferred Shares.

(f)	If all remaining outstanding Series 1 Preferred Shares are to be converted into Series 2 Preferred Shares on the applicable Series 1 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 1 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 1 Conversion Date into Series 2 Preferred Shares and the holders thereof shall be deemed to be holders of Series 2 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 1 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 1 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 2 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14).

(g)	Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 1 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 2 Preferred Shares registered in the name of the holders of the Series 1 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 1 Preferred Shares of the certificate or certificates for the Series 1 Preferred Shares to be converted. If only a part of such Series 1 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 1 Conversion Notice, the Series 1 Preferred Shares converted into Series 2 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 1 Preferred Shares to be converted share certificates representing the Series 2 Preferred Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 2 Preferred Shares upon conversion of any Series 1 Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 2 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 2 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 2 Preferred Shares or is unable to deliver Series 2 Preferred Shares.

(i)	The Corporation reserves the right not to deliver Series 2 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 2 Preferred Shares, and the Corporation shall attempt to sell such Series 2 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 2 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 2 Preferred Shares shall be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding- up

In the event of a Liquidation, the holders of the Series 1 Preferred Shares shall be entitled to receive $25.00 per Series 1 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 1 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 1 Preferred Shares in any respect. After payment to the holders of the Series 1 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

7.	Voting Rights

The holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation fails to pay in the aggregate six quarterly dividends on the Series 1 Preferred Shares pursuant to paragraph (2) hereof on the dates when the same should be paid, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter, but only for so long as any dividends on the Series 1 Preferred Shares remain in arrears, the holders of the Series 1 Preferred Shares shall be entitled to one vote for each full $25.00 of subscription price of the Series 1 Preferred Shares held by them and in addition shall be entitled, voting separately and exclusively as a combined class with the holders of all series of First Preferred Shares who at such time are entitled to vote for the election of directors, to elect two members of the board of directors if the board consists of less than sixteen directors or three members of the board of directors if the board consists of sixteen or more directors. Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 1 Preferred Shares as provided in this paragraph or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares then entitled to vote for the election of directors; in default of the calling of such special meeting by the Secretary within five days after the making of such request such meeting may be called by any holder of record of First Preferred Shares then entitled to vote for the election of directors. Any vacancy occurring among the members of the board elected to represent the holders of any First Preferred Shares in accordance with the foregoing provisions of this paragraph may be filled by the board with the consent and approval of a remaining director elected to represent the holders of First Preferred Shares but if there be no such remaining director the board may elect sufficient members to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board, the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares entitled to vote for the election of directors shall have the right to require the Secretary of the Corporation to call a meeting of the holders of First Preferred Shares entitled to vote for the election of directors for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of the First Preferred Shares entitled to vote for the election of directors. Notwithstanding anything contained in the by-laws of the Corporation, (1) upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of First Preferred Shares entitled to vote for the election of directors shall forthwith terminate and (2) it shall not be necessary for a person to be a holder of First Preferred Shares in order to qualify for election or appointment as a director of the Corporation to represent the holders of First Preferred Shares as described hereunder.

8.	Restrictions on Partial Redemption or Purchase

So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 1 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9.	Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 1 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to payment of dividends; or

(b)	call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 1 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9(a) and (b).

10.	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 1 Preferred Shares without the prior approval of the holders of the Series 1 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 1 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

11.	Sanction by Holders of Series 1 Preferred Shares

The approval of the holders of the Series 1 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 1 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 1 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 1 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 1 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 1 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 1 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 1 Preferred Shares. Notice of any such original meeting of the holders of the Series 1 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 1 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 1 Preferred Shares held by such holder.

12.	Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 1 Preferred Shares shall be required to pay tax on dividends received on the Series 1 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this paragraph shall prevent the Corporation from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Corporation’s liability for tax under section 191.1 of the Income Tax Act (Canada) to that taxable Canadian corporation in accordance with the provisions of section 191.3 of such Act.

13.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 1 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 1 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

14.	Book-Based System

(a)	Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 1 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 1 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & CO.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 1 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 1 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 1 Preferred Shares:

(i)	the System Operator shall be considered the sole owner of the Series 1 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 1 Preferred Shares or the delivery of Series 2 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)	the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 1 Preferred Shares, the cash redemption price for the Series 1 Preferred Shares or certificates for Series 2 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 1 Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 1 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 1 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 1 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 1 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 1 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 1 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 1 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 1 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 1 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

16.	Amendments

The provisions attaching to the Series 1 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 1 Preferred Shares may be listed.

SERIES 2 FIRST PREFERRED SHARES

The tenth series of First Preferred Shares of the Corporation shall consist of an unlimited number of shares designated as Cumulative Redeemable Floating Rate Reset First Preferred Shares, Series 2 (the “Series 2 Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 2 Preferred Shares shall be as follows:

1.	Interpretation

(a)	In these Series 2 Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the greater of: (1) the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 5.29%; and (2) 6.50%;

(ii)	“Bloomberg Screen CA3MAY Page” means the display designated as page “CA3MAY<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the CA3MAY<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada auction results of treasury bills;

(iii)	“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iv)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(v)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(vi)	“Book-Entry Shares” means the Series 2 Preferred Shares held through the Book-Based System;

(vii)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(viii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(ix)	“Common Shares” means the common shares of the Corporation;

(x)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 2 Preferred Shares;

(xi)	“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(xii)	“First Preferred Shares” means the first preferred shares of the Corporation;

(xiii)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xiv)	“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%;

(xv)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xvi)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xvii)	“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xviii)	“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xix)	“Participants” means the participants in the Book-Based System;

(xx)

“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxi)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing December 31, 2021;

(xxiii)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxiv)	“Series 1 Preferred Shares” means the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 of the Corporation;

(xxv)	“Series 2 Conversion Date” means December 31, 2026, and December 31 in every fifth year thereafter;

(xxvi)	“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2021, to but excluding December 31, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter;

(xxvii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxviii)	“T Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada and quoted on the Bloomberg Screen CA3MAY Page, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

(b)	The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)	If any day on which any dividend on the Series 2 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends

(a)	During each Quarterly Floating Rate Period, the holders of the Series 2 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share (rounded to four decimal places) determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year.

(b)	On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 2 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 2 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(c)	If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(d)	If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 2 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(f)	The holders of the Series 2 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

3.	Purchase for Cancellation

Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 2 Preferred Shares outstanding from time to time:

(a)	through the facilities of any stock exchange on which the Series 2 Preferred Shares are listed,

(b)	by invitation for tenders addressed to all the holders of record of the Series 2 Preferred Shares outstanding, or

(c)	in any other manner,

at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 2 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 2 Preferred Shares so tendered by each of the holders of Series 2 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 2 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.

4.	Redemption

(a)	Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 2 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to:

(i)	$25.00 in the case of a redemption on a Series 2 Conversion Date on or after December 31, 2026, or

(ii)	$25.50 in the case of a redemption on any other date after December 31, 2026 that is not a Series 2 Conversion Date, (such amount being the “redemption amount”) plus, in the case of each of (i) and (ii), all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 2 Preferred Share is $25.00.

(b)

In any case of redemption of Series 2 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 2 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 2 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 2 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 2 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 2 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 2 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 2 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 2 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

5.	Conversion into Series 1 Preferred Shares

(a)	The Series 2 Preferred Shares shall not be convertible prior to December 31, 2026. Holders of Series 2 Preferred Shares shall have the right to convert on each Series 2 Conversion Date, subject to the provisions hereof, all or any of their Series 2 Preferred Shares into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 2 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 2 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 2 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 2 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 2 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b).

(b)	If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 2 Preferred Shares of the redemption of all of the Series 2 Preferred Shares, then the right of a holder of Series 2 Preferred Shares to convert such Series 2 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5).

(c)	Holders of Series 2 Preferred Shares shall not be entitled to convert their shares into Series 1 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 2 Preferred Shares at least seven days prior to the applicable Series 2 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 2 Conversion Date, at the expense of the Corporation, to such holders of Series 2 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 2 Preferred Shares, certificates representing the Series 2 Preferred Shares represented by any certificate or certificates so surrendered.

(d)

If the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, then all of the remaining outstanding Series 2 Preferred Shares shall be converted automatically into Series 1

Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share on the applicable Series 2 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 2 Preferred Shares at least seven days prior to the Series 2 Conversion Date.

(e)	The conversion right may be exercised by a holder of Series 2 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 2 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 2 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 2 Conversion Date. The Series 2 Conversion Notice shall indicate the number of Series 2 Preferred Shares to be converted and shall be accompanied by payment or evidence of payment of applicable taxes. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if a Series 2 Conversion Notice is not received by the Corporation from a holder of Series 2 Preferred Shares by the deadline therefor, then such holder’s Series 1 Preferred Shares shall not be converted to Series 2 Preferred Shares (except in the circumstances set forth in subparagraphs (d) and (f) of this paragraph 5). Except in the case where the Series 1 Preferred Shares are in the Book-Based System, if the Series 1 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 2 Preferred Shares to be converted, the Series 2 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 1 Preferred Shares in some other name or names (the “Series 2 Transferee”) and stating the name or names (with addresses) accompanied by payment to the transfer agent and any registrar of any transfer taxes which may be payable by reason thereof, and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 1 Preferred Shares.

(f)	If all remaining outstanding Series 2 Preferred Shares are to be converted into Series 1 Preferred Shares on the applicable Series 2 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 2 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 2 Conversion Date into Series 1 Preferred Shares and the holders thereof shall be deemed to be holders of Series 1 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 2 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 2 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 1 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14).

(g)	Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 2 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 1 Preferred Shares registered in the name of the holders of the Series 2 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Preferred Shares of the certificate or certificates for the Series 2 Preferred Shares to be converted. If only a part of such Series 2 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 2 Conversion Notice, the Series 2 Preferred Shares converted into Series 1 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 2 Preferred Shares to be converted share certificates representing the Series 1 Preferred Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 1 Preferred Shares upon conversion of any Series 2 Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 1 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 1 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 1 Preferred Shares or is unable to deliver Series 1 Preferred Shares.

(i)	The Corporation reserves the right not to deliver Series 1 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 1 Preferred Shares, and the Corporation shall attempt to sell such Series 1 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 1 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 1 Preferred Shares shall be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding-up

In the event of a Liquidation, the holders of the Series 2 Preferred Shares shall be entitled to receive $25.00 per Series 2 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 2 Preferred Shares in any respect. After payment to the holders of the Series 2 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

7.	Voting Rights

The holders of the Series 2 Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation fails to pay in the aggregate six quarterly dividends on the Series 2 Preferred Shares pursuant to paragraph (2) hereof on the dates when the same should be paid, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter, but only for so long as any dividends on the Series 2 Preferred Shares remain in arrears, the holders of the Series 2 Preferred Shares shall be entitled to one vote for each full $25.00 of subscription price of the Series 2 Preferred Shares held by them and in addition shall be entitled, voting separately and exclusively as a combined class with the holders of all series of First Preferred Shares who at such time are entitled to vote for the election of directors, to elect two members of the board of directors if the board consists of less than sixteen directors or three members of the board of directors if the board consists of sixteen or more directors. Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 2 Preferred Shares as provided in this paragraph or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares then entitled to vote for the election of directors; in default of the calling of such special meeting by the Secretary within five days after the making of such request such meeting may be called by any holder of record of First Preferred Shares then entitled to vote for the election of directors. Any vacancy occurring among the members of the board elected to represent the holders of any First Preferred Shares in accordance with the foregoing provisions of this paragraph may be filled by the board with the consent and approval of a remaining director elected to represent the holders of First Preferred Shares but if there be no such remaining director the board may elect sufficient members to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board, the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares entitled to vote for the election of directors shall have the right to require the Secretary of the Corporation to call a meeting of the holders of First Preferred Shares entitled to vote for the election of directors for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of the First Preferred Shares entitled to vote for the election of directors. Notwithstanding anything contained in the by-laws of the Corporation, (1) upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of First Preferred Shares entitled to vote for the election of directors shall forthwith terminate and (2) it shall not be necessary for a person to be a holder of First Preferred Shares in order to qualify for election or appointment as a director of the Corporation to represent the holders of First Preferred Shares as described hereunder.

8.	Restrictions on Partial Redemption or Purchase

So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 2 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9.	Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 2 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to payment of dividends; or

(b)	call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 2 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9(a) and (b).

10.	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 2 Preferred Shares without the prior approval of the holders of the Series 2 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 2 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

11.	Sanction by Holders of Series 2 Preferred Shares

The approval of the holders of the Series 2 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 2 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 2 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 2 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 2 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 2 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 2 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 2 Preferred Shares, Notice of any such original meeting of the holders of the Series 2 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 2 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 2 Preferred Shares held by such holder.

12.	Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 2 Preferred Shares shall be required to pay tax on dividends received on the Series 2 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this paragraph shall prevent the Corporation from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Corporation’s liability for tax under section 191.1 of the Income Tax Act (Canada) to that taxable Canadian corporation in accordance with the provisions of section 191.3 of such Act.

13.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 2 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13).

Holders of Series 2 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

14.	Book- Based System

(a)	Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 2 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 2 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & CO.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 2 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 2 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 2 Preferred Shares:

(i)	the System Operator shall be considered the sole owner of the Series 2 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 2 Preferred Shares or the delivery of Series 1 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)

the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 2 Preferred Shares, the cash redemption price for the Series 2 Preferred Shares or certificates for Series 1 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 2 Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 2 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 2 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 2 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 2 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 2 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 2 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 2 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 2 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

16.	Amendments

The provisions attaching to the Series 2 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 2 Preferred Shares may be listed.

SCHEDULE B

to the Plan of Arrangement

involving TransAlta Corporation and the

holders of Preferred Shares of TransAlta Corporation

Series A Approval obtained at the Series A Meeting:	[ yes/ no ]
Series B Approval obtained at the Series B Meeting:	[ yes/ no ]
Series C Approval obtained at the Series C Meeting:	[ yes/ no ]
Series E Approval obtained at the Series E Meeting:	[ yes/ no ]
Series G Approval obtained at the Series G Meeting:	[ yes/ no ]

APPENDIX “G”

FAIRNESS OPINION

Private and Confidential

January 16, 2017

Board of Directors of TransAlta Corporation

110 – 12th Avenue SW

Calgary, AB, Canada T2P 2M1

Subject:	Fairness Opinion in Respect of the Proposed Exchange of TransAlta Corporation Series A, B, C, E and G Preferred Shares

INTRODUCTION

PricewaterhouseCoopers LLP (“PwC”) understands that TransAlta Corporation (“TransAlta”) will offer to exchange (the “Proposed Exchange”) all of TransAlta’s publicly traded Series A, B, C, E and G preferred shares (collectively the “Preferred Shares”) for newly issued preferred shares. All five series of shares would be exchanged for Series 1 preferred shares (“Series 1 preferred shares”), subject to the approval by the Board of Directors of TransAlta (the “Board”) and the holders of each series of Preferred Shares.

The specific terms and conditions of the Proposed Exchange will be in form and substance similar to that described in TransAlta’s draft Management Information Circular to be dated January 16, 2017, and the draft Plan of Arrangement, and the Series 1 First Preferred Share terms contained therein and the draft news release circulated by TransAlta on January 16, 2017 (the “Proposed Terms”).

Each of the Preferred Shares are cumulative redeemable rate reset first preferred shares and are traded on the Toronto Stock Exchange (“TSX”), with reset dates ranging from June 30, 2017 to March 31, 2021. Holders of the Preferred Shares are entitled to receive cumulative quarterly dividends. The current dividend coupons range between 2.5% to 5.3%, on a par value of $25, for the various series of preferred shares. At each preferred share reset date, the yield is adjusted to the five year Government of Canada bond rate plus a reset spread. The reset spread ranges between 203 and 380 basis points depending on the series of Preferred Shares.

PricewaterhouseCoopers LLP

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

The Preferred Shares of all series rank senior to all other shares of TransAlta with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of TransAlta.

Under the Proposed Exchange,

•	In exchange for a Series A share, the holder would receive 0.530 of a Series 1 preferred share with an issue price of $25.00 and a coupon rate of 6.5%;

•	In exchange for a Series B share, the holder would receive 0.550 of a Series 1 preferred share with an issue price of $25.00 and a coupon rate of 6.5%;

•	In exchange for a Series C share, the holder would receive 0.705 of a Series 1 preferred share with an issue price of $25.00 and a coupon rate of 6.5%;

•	In exchange for a Series E share, the holder would receive 0.790 of a Series 1 preferred share with an issue price of $25.00 and a coupon rate of 6.5%; and

•	In exchange for a Series G share, the holder would receive 0.820 of a Series 1 preferred share with an issue price of $25.00 and a coupon rate of 6.5%.

The Series 1 preferred shares’ dividend rate will reset on December 31, 2021, and every five years thereafter, at the greater of the current coupon of 6.50% (the minimum dividend floor) and 5.29% above the 5-year Government of Canada bond rate at that time.

Based on the Proposed Terms and discussions with TransAlta management (“Management”), we understand that all other terms and conditions of the proposed Series 1 preferred shares will be substantially the same as those of the Preferred Shares that they are to be exchanged for.

ENGAGEMENT

The Board has engaged us as professional advisors experienced in business and security valuations to provide a fairness opinion (“Fairness Opinion”) as to whether the Proposed Exchange is fair, from a financial point of view, to the holders of each series of the Preferred Shares at December 19, 2016 (the “Opinion Date”), the date that the Board considered approval of the Proposed Exchange.

We understand a copy of this Fairness Opinion will be included in TransAlta’s Management Information Circular with respect to the plan of arrangement related to the exchange of Preferred Shares for Series 1 preferred shares. We further understand that the Fairness Opinion will be for the use of the Board and will be one factor, among others, that the Board will consider in approving and/or making any recommendation in respect of the Proposed Exchange.

Our Fairness Opinion is for the use and reliance by the Board only and may not be relied upon by any other party. Any recipient of our Fairness Opinion acknowledges the restrictions in its use and circulation. We do not accept any losses from unauthorized use of our Fairness Opinion.

The terms of the engagement provide that PwC is to be paid a non-contingent fee by the Board for our Fairness Opinion. In addition, PwC is to be reimbursed for reasonable expenses and to be indemnified by the Board in certain circumstances.

CREDENTIALS OF PWC LLP

The firms of the PricewaterhouseCoopers global network (www.pwc.com) provide industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. More than 180,000 people in 158 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice. In Canada, PwC (www.pwc.com/ca) has more than 6,500 partners and staff in offices across the country. Unless otherwise indicated, “PwC” refers to PricewaterhouseCoopers LLP, Canada, an Ontario limited liability partnership.

Our Canadian business valuation group was formed in 1970 and has been at the centre of business and security valuation activity since that time. Experienced professional personnel are located from coast to coast as part of the Valuations, Modelling & Disputes practice. Our professionals were leaders in forming The Canadian Institute of Chartered Business Valuators (“CICBV”) and continue to be actively involved at the CICBV.

PwC has broad experience in completing and defending, when necessary, assignments involving the valuation of all types of entities and business interests for various purposes, including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity.

While there are no independence requirements governing fairness opinions, we confirm that we are independent of TransAlta for purposes of providing our Fairness Opinion. We confirm that we are not the current auditor of TransAlta, nor are we an associated or affiliated entity or issuer insider of TransAlta, and PwC has no material ownership position in TransAlta. From time to time we have in the past, and may in the future, undertake accounting, tax and advisory assignments for TransAlta and related companies on matters separate from the Proposed Exchange. Our fees for the Fairness Opinion are not connected to the success of the Proposed Exchange. PwC confirms that, to the best of its knowledge, after all due and reasonable inquiry, PwC has disclosed to you all material facts, which could reasonably be considered to be relevant to PwC qualifications and independence for the purposes of this engagement.

SCOPE OF REVIEW

In preparing the Fairness Opinion, PwC has reviewed and, where applicable, relied upon, among other information, the following:

1.	Draft Notice of Special Meeting of Holders of Series A, B, C, E and G Preferred Shares, Management Information Circular, With Respect to a Proposed Plan of Arrangement dated, January 16, 2017 circulated on January 16, 2017;

2.	Draft Plan of Arrangement Under Section 192 of the Canada Business Corporations Act circulated on January 16, 2017;

3.	Draft Originating Application circulated on December 7, 2016;

4.	Draft Series 1 First Preferred Shares terms circulated on January 16, 2017;

5.	TransAlta Preferred Share Swap Analysis November 2016 model, prepared by CIBC World Markets Inc. (“CIBC”);

6.	CIBC Presentation to TransAlta, Preferred Share Exchange dated November 30, 2016, including a December 8, 2016 and a December 15, 2016 update to pg. 7 (“CIBC’s Analysis”);

7.	Management prepared Preferred Share Exchange presentation to the Audit And Risk Committee on December 14, 2016;

8.	Original prospectuses for each series of the Preferred Shares filed on TransAlta’s website;

9.	Letters from debt-rating agencies, DBRS and S&P Global, indicating the assigned credit ratings of Pfd-3 with a Negative trend and BB/P-3, respectively;

10.	Draft TransAlta news release regarding the Proposed Exchange, dated December 19, 2016;

11.	Draft TransAlta new release regarding the Proposed Exchange, dated January 16, 2017;

12.	Public information relating to the business, operations, financial performance and stock trading history of the Preferred Shares;

13.	Throughout the course of our work we have obtained information through various meetings and discussions with Management and CIBC; and

14.	Other corporate, industry and financial market information, presentations, investigations and analysis as PwC considered necessary or appropriate in the circumstances.

LIMITATIONS AND ASSUMPTIONS

Limitations

The Fairness Opinion is subject to the following limitations, restrictions and qualifications, any changes to which could have a significant impact on PwC’s assessment of the fairness of the Proposed Exchange to the holders of the Preferred Shares.

1.	PwC has relied upon the completeness, accuracy and fair presentation of all the financial information, data, advice, opinions or representations obtained by it from public sources, Management and their advisors, as well as other parties (collectively, the “Information”), some of which is detailed under the “Scope of Review” section above. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. PwC has not verified independently the completeness, accuracy and fair presentation of the Information.

2.	With respect to the financial analysis and details provided to us and relied upon in our analysis, we have assumed that they have been prepared on a reasonable basis reflecting current best assumptions, estimates and judgments of Management or their advisors.

3.	The Fairness Opinion has been prepared on the basis of economic, financial and general business conditions existing on or about the Opinion Date. Changes in these conditions since the Opinion Date and in the future are beyond the control of PwC or any party involved in the Proposed Exchange and have not been considered in the Fairness Opinion.

4.	In preparing the Fairness Opinion, PwC has relied upon a written letter of representations from Management stating that, among other things, (i) they have read our Fairness Opinion dated January 16, 2017 and are not aware of any errors, omissions or misrepresentations of facts, which might have an impact on our conclusions therein; (ii) to the best of their knowledge, all of the Information provided orally or in writing to PwC by Management in connection with the preparation of the Fairness Opinion is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of the Proposed Exchange or TransAlta; (iii) unless disclosed to PwC in writing, to the best of their knowledge, the Information does not omit any material fact in respect of the Proposed Exchange or TransAlta; and (iv) since the Information was provided to PwC, unless disclosed to PwC in writing, to the best of their knowledge, no material changes have occurred in the Information, or in factors surrounding the Proposed Exchange or TransAlta which would have, or which would reasonably be expected to have, a material effect on the Fairness Opinion.

5.	The Fairness Opinion is given as at the Opinion Date, and PwC reserves the right to change, modify or withdraw the Fairness Opinion if PwC is made aware of any information that was relied upon in preparing the Fairness Opinion to be inaccurate, incomplete or misleading in any material respect. The Fairness Opinion is given as of the Opinion Date and PwC is under no obligation to advise any person of any change or matter brought to its attention after such date, which would affect the Fairness Opinion and PwC has no obligation to update or revise the Fairness Opinion as a result of future events although PwC reserves the right to update, revise or withdraw the Fairness Opinion. In addition, pursuant to our letter of engagement, our liability under this assignment is limited, and TransAlta has agreed to indemnify us under certain circumstances.

6.	The Fairness Opinion must be read in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by PwC could be misleading. Our Fairness Opinion is based on the Proposed Exchange alone, and not any activities subsequent to the Proposed Exchange.

7.	PwC is not in a position to comment on the investment merit of the Preferred Shares or TransAlta. PwC is only commenting on the fairness of the Proposed Exchange, from a financial point of view, and is not in a position to comment on the future successes of TransAlta.

8.	The Fairness Opinion is not to be construed as a recommendation to the Board, as to how to vote on, or proceed with, the Proposed Exchange.

9.	The Fairness Opinion is limited to the fairness of the Proposed Exchange to the holders of the Preferred Shares, not the strategic merits of the Proposed Exchange. It represents an impartial expert judgment, not a statement of facts.

10.	The Fairness Opinion does not constitute a calculation, estimate or comprehensive valuation (also known as a valuation opinion) of the Proposed Exchange nor of the Preferred Shares or TransAlta.

11.	PwC cannot assess the tax consequences of the Proposed Exchange to the individual holders of the Preferred Shares as each holder of Preferred Shares will have a different adjusted cost basis in connection with their purchases of the Preferred Shares and different personal tax circumstances. None of this information is available to or known by PwC. Therefore such assessment is beyond our scope of review.

12.	The individuals that prepared the Fairness Opinion did so to the best of their knowledge, acting independently and objectively.

13.	PwC compensation is not contingent on an action or event resulting from the use of the Fairness Opinion.

14.	The Fairness Opinion has been prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators.

Assumptions

The Fairness Opinion is based on several assumptions including the following, any changes in which could have a significant impact on our conclusion as stated in this Fairness Opinion.

1.	The Proposed Exchange will be completed, in all material respects, in accordance with the Proposed Terms and as set out herein;

2.	The assumptions reflected in CIBC and Management’s Analysis are their best estimate of comparable instruments and future interest rates with respect to the Proposed Exchange, including but not limited to:

a.	Interest rates and share prices will not be materially different at the date of exchange as they were at the Opinion Date;

b.	We understand that the coupon spread of 5.29% was based on the December 16, 2016 Bloomberg screen GCAN5YR (Government of Canada 5-year bonds), and will be used in the exchange offer of new Series 1 preferred shares; and

c.	Data observed in CIBC’s Analysis will not materially change between the Opinion Date and the date that the Proposed Exhange is effected.

3.	In preparing the Fairness Opinion, numerous assumptions have been included with respect to industry performance, general business and economic conditions and other matters, which are beyond the control of PwC or any party involved in the Proposed Exchange.

FAIRNESS APPROACH

Our work in the preparation of the Fairness Opinion included the following:

1.	Undertook examination and analysis to understand the structure of the Proposed Exchange, through reading and understanding supporting documentation related to the Proposed Exchange, including but not limited to the Proposed Terms, and CIBC’s Analysis;

2.	Gained an understanding of the process followed by CIBC, TransAlta’s financial advisors, Norton Rose Fulbright Canada LLP (“Norton Rose”), TransAlta’s external counsel, and Management in designing the Proposed Exchange;

3.	Gained an understanding of the differences between the Preferred Shares and the Series 1 preferred shares;

4.	Prepared both a quantitative and qualitative analysis on the features of the Preferred Shares that would be given up as well as the new features of the Series 1 preferred shares that would be gained;

5.	Reviewed and re-performed certain analyses provided by CIBC, including analysis that compares yields on preferred shares with a minimum rate reset with otherwise similar rate reset preferred shares that do not have a minimum;

6.	Reviewed historical trading prices of the Preferred Shares;

7.	Held discussions with Management and their advisors from CIBC and Norton Rose; and

8.	Reviewed all available materials to be issued by TransAlta in connection with the approval of the Proposed Exchange.

For the purposes of our Fairness Opinion, subject to the limitations herein, we have defined fair as the following: the holders of each Series A, B, C, E and G would be in the same or better position, from a financial point of view, by accepting the Proposed Exchange than they would be if they had otherwise continued to hold their respective Preferred Shares.

Further, for the purpose of our analysis we have been guided by the concept of fair market value. Fair market value is generally defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm’s length and under no compulsion to act, expressed in terms of money or money’s worth. A valuation is not a precise science and the conclusions arrived at, in many cases, will of necessity, be subjective and dependent on the exercise of individual judgment. For the purposes of our Fairness Opinion, our conclusion considers value falling within a likely range considering the nature of the Preferred Shares, the Proposed Exchange and the valuation methodologies employed.

FAIRNESS CONSIDERATIONS

In considering the fairness of the Proposed Exchange to the holders of Preferred Shares, from a financial point of view, we considered various factors related to or resulting from the Proposed Exchange, the most important of which are discussed below.

1.	Rate Reset Floor in Comparable Instruments

Future dividends on the Series 1 preferred shares would have a floor of 6.5%. This “floor” protects holders of Series 1 preferred shares from a future reduction in interest rates. Interest rates are currently forecast to increase, limiting the benefit of the floor protection. However, we noted that recent projected increases in interest rates did not materialize.

We observed market indicators of value of this “floor” at the Opinion Date by looking at yield/pricing differences of preferred share instruments in companies with both minimum floor and non-minimum floor rate reset preferred share instruments outstanding. For the same company, the preferred shares with minimum floor protection had yields (based on yield to call) that were lower, on average, than the yield (based on a perpetual the internal rate of return (“IRR”), given the unlikelihood of those preferred shares being called) of the preferred shares without a dividend floor. We observed yields at the Opinion Date that ranged from 36 to 206 basis points lower, with a median and mean of 70 basis points lower for preferred shares with floors, compared to preferred shares without floors, This is an indicator of how the market values a floor on rate reset.

2.	Impact on IRR compared to added benefit of a “floor”

The Preferred Shares can be viewed as “perpetual shares” in that they pay a dividend into perpetuity and have limited likelihood of being called, prior to the Proposed Exchange. The share exchange ratios of the Proposed Exchange have varying impacts on the IRR on the dividends into perpetuity of Series A, B, C, E and G preferred shares post-exchange. We performed quantitative analysis at the Opinion Date in order to determine the IRR for each series of the Preferred Shares and the Series 1 preferred shares before and after the Proposed Exchange under various future interest rate/dividend scenarios. These scenarios considered numerous future interest rates environments and their impact on future dividends resets. The scenarios we considered included those implied by the current Government of Canada bond forward curve. These scenario IRRs were then compared to the difference in IRRs between comparable instruments both with and without dividend protection referred to above.

We observed that, in the predominant balance of scenarios, the Proposed Exchange would result in reductions of the IRR to each series of Preferred Shares. However, the IRR analysis does not consider the benefit of the dividend floor inherent in the Proposed Exchange. Based on our sensitivity analyses we observed that for all series of Preferred Shares, the indicated market value of the dividend floor feature, as discussed above, exceeded the predominant balance of reductions in the IRR for each series of Preferred Shares at the Opinion Date.

3.	Dollar Amount, Timing and Relative Certainty of Dividend Cash flows

We also considered the dollar amount, timing and relative certainty of future dividends on the Preferred Shares before and after the Proposed Exchange. Our analysis considered dividends over a 5 and 10 year period under various future interest scenarios.

The exchange rates were based on approximate dividend parity for each series of the Preferred Shares and the Series 1 preferred shares over the next 5 or 10 years based on the current forecast of 5 year forward interest rates. We noted that all series of Preferred Shares will receive an increase in dividends under the Proposed Exchange between the Opinion Date and the first dividend reset date in 5 years. There is a benefit to the degree that there is greater certainty with these dividends as the reset amount is known today whereas future interest rates, and reset amounts are not known with the same degree of certainty.

4.	Reduction in Face Value

As a result of the Proposed Exchange, each series of Preferred Shares will receive a reduction in the face value of the Preferred Shares held as a result of the exchange ratios in the Proposed Exchange. This reduction in face value would result in lower proceeds on redemption and reduces the claim of the holders of the Preferred Shares (the “Preferred Shareholders”) in the event of bankruptcy.

We noted that the likelihood of redemption of any series of Preferred Shares is remote given all such shares are trading significantly below par value. We understand that a change of control or takeover of the Company does not result in redemption and that none of the series of Preferred Shares have a retraction feature. We also gave consideration to the proceeds that would potentially be available to Preferred Shareholders in a bankruptcy or debt restructuring. Under this scenario, the proceeds to the Preferred Shareholders would likely be “cents on the dollar” and significantly lower than the reduced face value of the shares under the Proposed Exchange and the current trading values of the Preferred Shares.

5.	Loss of Potential Capital Appreciation

As the Company has the right to redeem the Preferred Shares at each dividend reset date at the face value of $25 per preferred share, this face value generally creates a “ceiling” for capital appreciation much beyond $25. The trading prices of each series of Preferred Shares are currently significantly below the face value for each such series. As such, there is potential for capital appreciation for the Preferred Shares, up to their face value of $25. The Proposed Exchange will likely result in a share price trading much closer to the $25 face value and therefore reduce the potential for future capital appreciation for Preferred Shareholders.

Our analysis of the indicated market value of the floor, above, also implicitly considered the impact of a “ceiling” as all preferred shares with reset floors were also trading at or about their face value of $25 and thus effectively had a ceiling. This analysis indicated that at the Opinion Date, the value of a combined reset floor and capital appreciation ceiling was on average a 70 bps positive impact on value of the observed preferred shares.

6.	Process

We understand that to be effective, the Proposed Exchange must be approved by at least two-thirds of the votes cast by the holders of each series of Preferred Shares present in person or represented by proxy at the applicable Preferred Shareholder meeting. In addition, the quorum for each such meeting will consist of one or more persons present or represented by proxy at the opening of such meeting holding in aggregate not less than a majority of the outstanding series of Preferred Shares entitled to be voted at such meeting. If quorum is not achieved, such meeting shall stand adjourned to a date not less than 15 days later, and at a time and place as may be determined by the Chairman of such meeting.

7.	Taxes

The holders of the Preferred Shares would have the option to defer taxes (default) or treat as a disposal of capital property (election) upon exchange for the Series 1 preferred shares. The significance of this benefit depends on each Preferred Shareholder’s individual circumstances for which information is not available to us to assess.

8.	Other Factors

•	The reduction in outstanding par value will improve TransAlta’s balance sheet, enhancing the credit profile for Preferred Shareholders.

•	The Proposed Exchange will reduce the number of series of TransAlta preferred shares from five to one. This could provide greater liquidity for the Series 1 preferred shares.

•

If TransAlta loses the ability to pay dividends, the Preferred Shares gain voting rights. Under the Proposed Exchange, there would be fewer outstanding preferred shares in the capital of TransAlta, resulting in a slight dilution of influence for holders of Series 1 preferred shares on voting matters soliciting votes from all classes of shares. However, Preferred Shareholders’ rights with respect to the election of directors would remain unchanged.

•	TransAlta will incur transaction fees in order to complete the Proposed Exchange.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, including the scope of review, limitations and assumptions, PwC is of the opinion that, at December 19, 2016, the:

•	Proposed Exchange is fair, from a financial point of view, to the holders of Series A preferred shares;

•	Proposed Exchange is fair, from a financial point of view, to the holders of Series B preferred shares;

•	Proposed Exchange is fair, from a financial point of view, to the holders of Series C preferred shares;

•	Proposed Exchange is fair, from a financial point of view, to the holders of Series E preferred shares; and

•	Proposed Exchange is fair, from a financial point of view, to the holders of Series G preferred shares.

Yours truly,

PricewaterhouseCoopers LLP

APPENDIX “H”

INTERIM ORDER

Court File Number	1701-00230	Clerk’s stamp
ORIGINAL STAMPED

Court	COURT OF QUEEN’S BENCH OF ALBERTA

Judicial Centre	CALGARY

Matter	IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TRANSALTA CORPORATION

Applicant	TRANSALTA CORPORATION

Respondent	Not Applicable

Document	INTERIM ORDER

Address for Service	NORTON ROSE FULBRIGHT CANADA LLP
and Contact	400-3rd Avenue SW, Suite 3700
Information of Party	Calgary, Alberta, Canada, T2P 4H2
Filing this Document	Attention: Steve Leitl

Telephone: (403) 267-8140
Facsimile: (403) 264-5973
File No.: 01134416-0103

DATE ON WHICH ORDER WAS PRONOUNCED:	January 9, 2017

NAME OF JUDGE WHO MADE THIS ORDER:	The Honourable Justice B. Nixon

LOCATION OF HEARING:	CALGARY

UPON the Originating Application (the “Originating Application”) of TransAlta Corporation (the “Applicant”) pursuant to Section 192 of the Canada Business Corporations Act as amended (the “CBCA”);

AND UPON reading the Originating Application, the affidavit of Donald Tremblay, the Chief Financial Officer sworn on January 6, 2017 and the exhibits thereto (the “Affidavit”), including the Plan of Arrangement (the “Plan of Arrangement”), which is attached as Appendix “F” to the draft information circular of the Applicant (the “Information Circular”), which is attached as Exhibit “A” to the Affidavit;

AND UPON being advised that notice of the Originating Application has been given to the Director (the “Director”) appointed under section 260 of the CBCA;

AND UPON being advised that the Applicant intends to rely on an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof, with respect to the securities to be issued pursuant to the terms of the Arrangement, based on the Court’s approval of the Arrangement;

AND UPON HEARING counsel for the Applicant:

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this order (the “Order”) shall have the meanings attributed to them in the Information Circular which is attached as Exhibit “A” to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the Arrangement as set forth in the Plan of Arrangement.

IT IS HEREBY ORDERED THAT:

General

1.	The Applicant shall seek approval of the Arrangement as described in the Information Circular by the holders of cumulative redeemable rate reset first preferred shares, series A (the “Series A Shares”), cumulative redeemable floating rate first preferred shares, series B (the “Series B Shares”), cumulative redeemable rate reset first preferred shares, series C (the “Series C Shares”), cumulative redeemable rate reset first preferred shares, series E (the “Series E Shares”) and cumulative redeemable rate reset first preferred shares, series G (the “Series G Shares” and together with the Series A Shares, Series B Shares, Series C Shares and Series E Shares, the “Preferred Shares”), in the manner set forth below.

The Meeting

2.	The Applicant shall call and conduct a special meeting for each series of Preferred Shares on or about February 16, 2017 (each a “Meeting” and collectively, the “Meetings”). At the applicable Meeting:

(a)

Series A Shareholders will consider and vote upon a resolution to approve the Arrangement and the Plan of Arrangement substantially in the form attached as Appendix “A” to the Information Circular (the “Series A Arrangement Resolution”) and

such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular;

(b)	Series B Shareholders will consider and vote upon a resolution to approve the Arrangement and the Plan of Arrangement substantially in the form attached as Appendix “B” to the Information Circular (the “Series B Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular;

(c)	Series C Shareholders will consider and vote upon a resolution to approve the Arrangement and the Plan of Arrangement substantially in the form attached as Appendix “C” to the Information Circular (the “Series C Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular;

(d)	Series E Shareholders will consider and vote upon a resolution to approve the Arrangement and the Plan of Arrangement substantially in the form attached as Appendix “D” to the Information Circular (the “Series E Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular; and

(e)	Series G Shareholders will consider and vote upon a resolution to approve the Arrangement and the Plan of Arrangement substantially in the form attached as Appendix “E” to the Information Circular (the “Series G Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.	A quorum at the Meetings for purposes of considering the:

(a)	Series A Arrangement Resolution, shall be one or more persons present in person or represented by proxy at the opening of the Series A Meeting holding in the aggregate not less than a majority of the outstanding Series A Shares entitled to be voted at the Series A Meeting;

(b)	Series B Arrangement Resolution, shall be one or more persons present in person or represented by proxy at the opening of the Series B Meeting holding in the aggregate not less than a majority of the outstanding Series B Shares entitled to be voted at the Series B Meeting;

(c)	Series C Arrangement Resolution, shall be one or more persons present in person or represented by proxy at the opening of the Series C Meeting holding in the aggregate not less than a majority of the outstanding Series C Shares entitled to be voted at the Series C Meeting;

(d)	Series E Arrangement Resolution, shall be one or more persons present in person or represented by proxy at the opening of the Series E Meeting holding in the aggregate not less than a majority of the outstanding Series E Shares entitled to be voted at the Series E Meeting; and

(e)	Series G Arrangement Resolution, shall be one or more persons present in person or represented by proxy at the opening of the Series G Meeting holding in the aggregate not less than a majority of the outstanding Series G Shares entitled to be voted at the Series G Meeting.

4.	If within 30 minutes from the time appointed for the applicable Meeting, a quorum in respect of the Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, is not present, the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting or Series G Meeting, as applicable, shall stand adjourned to a date not less than 15 days later, and at a time and place as may be determined by the Chair of such Meeting.

5.	Notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting and at such adjourned meeting the Preferred Shareholders present in person or represented by proxy, whether or not they hold a majority of the Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, then outstanding, shall constitute a quorum for all purposes.

6.	Each:

(a)	Series A Share entitled to be voted at the Series A Meeting will entitle the holder to one vote at the Series A Meeting in respect of the Series A Arrangement Resolution and any other matters to be considered at the Series A Meeting;

(b)	Series B Share entitled to be voted at the Series B Meeting will entitle the holder to one vote at the Series B Meeting in respect of the Series B Arrangement Resolution and any other matters to be considered at the Series B Meeting;

(c)	Series C Share entitled to be voted at the Series C Meeting will entitle the holder to one vote at the Series C Meeting in respect of the Series C Arrangement Resolution and any other matters to be considered at the Series C Meeting;

(d)	Series E Share entitled to be voted at the Series E Meeting will entitle the holder to one vote at the Series E Meeting in respect of the Series E Arrangement Resolution and any other matters to be considered at the Series E Meeting; and

(e)	Series G Share entitled to be voted at the Series G Meeting will entitle the holder to one vote at the Series G Meeting in respect of the Series G Arrangement Resolution and any other matters to be considered at the Series G Meeting.

7.	The record date for Preferred Shareholders entitled to receive notice of and vote at the Meetings shall be December 27, 2016 (the “Record Date”). Only Preferred Shareholders whose names have been entered on the register of Series A Shareholders, Series B Shareholders, Series C Shareholders, Series E Shareholders and Series G Shareholders as at 5:00 p.m. (Calgary time) on the Record Date will be entitled to receive notice of and vote at the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting or Series G Meeting, as applicable. The Record Date for Preferred Shareholders entitled to receive notice of and vote at the applicable Meeting will not change in respect of or as a consequence of any adjournment or postponement of one or more of the Meetings.

8.	Each Meeting shall be called, held and conducted in accordance with the applicable provisions of the CBCA, the articles and by-laws of the Applicant in effect at the relevant time, the terms and conditions of the Preferred Shares, as applicable, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further order of this Court. To the extent that there is any inconsistency or discrepancy between this Order or any further order of this Court and the CBCA or the articles or by-laws of the Applicant, the terms of this Order and any further order of this Court shall govern.

Conduct of the Meeting

9.	The only persons entitled to attend the Series A Meeting, Series B Meeting, Series C Meeting, Series E Meeting and Series G Meeting shall be the Series A Shareholders, Series B Shareholders, Series C Shareholders, Series E Shareholders and Series G Shareholders, respectively, or their respective authorized proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel, and such other persons who may be permitted to attend the Meetings by the Chair of the Meeting.

10.	The number of votes required to pass the:

(a)	Series A Arrangement Resolution, shall be not less than two-thirds of the votes cast by Series A Shareholders present in person or represented by proxy at the Series A Meeting;

(b)	Series B Arrangement Resolution, shall be not less than two-thirds of the votes cast by Series B Shareholders present in person or represented by proxy at the Series B Meeting;

(c)	Series C Arrangement Resolution, shall be not less than two-thirds of the votes cast by Series C Shareholders present in person or represented by proxy at the Series C Meeting;

(d)	Series E Arrangement Resolution, shall be not less than two-thirds of the votes cast by Series E Shareholders present in person or represented by proxy at the Series E Meeting; and

(e)	Series G Arrangement Resolution, shall be not less than two-thirds of the votes cast by Series G Shareholders present in person or represented by proxy at the Series G Meeting.

11.	The Applicant is authorized to use the form of proxy substantially in the form of the draft accompanying the Information Circular. The Applicant is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Chair of the Meeting may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies if the Chair of the Meeting deems it advisable to do so.

12.	To be valid, a proxy must be deposited with CST Trust Company, in the manner described in the Information Circular. Proxies may also be revoked in the manner set out in the Information Circular.

13.	The accidental omission to give notice of the Meetings or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meetings.

14.

The Applicant is authorized to adjourn or postpone one or more of the Meetings on one or more occasions (whether or not a quorum is present) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening such Meeting or Meetings or first obtaining any vote of the applicable Preferred Shareholders in respect of the adjournment or postponement, provided such adjournment or postponement is made in compliance with the articles and by-laws of the Applicant in effect at the relevant time, this Order and any further order of this Court. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances, including by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the

Toronto Stock Exchange. If one or more Meetings is adjourned or postponed in accordance with the articles and by-laws of the Applicant in effect at the relevant time, this Order or any further order of this Court, the references to the Meeting or Meetings, as applicable, in this Order, shall be deemed to be the Meeting or Meetings as adjourned or postponed, as the context allows.

Amendments to the Arrangement

15.	The Applicant is authorized to make, subject to the terms of the Plan of Arrangement, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine necessary or desirable without any additional notice or communication to the Preferred Shareholders or others entitled to receive notice or communication, and the Arrangement and the Plan of Arrangement as so amended, modified or supplemented shall be deemed to be the Arrangement and the Plan of Arrangement submitted to the Preferred Shareholders at the applicable Meeting and shall be the subject of the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

16.	The Applicant is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, the form of proxy (“Proxy”), the notice of Meeting (“Notice of Meeting”), and the Originating Application, as it may determine, provided such amendments, revisions or supplements are made in compliance with the Arrangement and the Plan of Arrangement, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of a Meeting (provided that if such Meeting is adjourned or postponed, the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	the Applicant shall advise the Preferred Shareholders of the material change or material fact by disseminating a News Release in accordance with applicable securities laws and the policies of the Toronto Stock Exchange; and

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Preferred Shareholders or otherwise give notice to the

Preferred Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

17.	The registered holders of Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable (each a “Registered Preferred Shareholder”) are, subject to the provisions of this Order, the Arrangement and the Plan of Arrangement, accorded the right to dissent under section 190 of the CBCA with respect to the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, and the right to be paid the fair value of their Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, by the Applicant in respect of which such right to dissent was validly exercised and not withdrawn.

18.	In order for a Registered Preferred Shareholder (a “Dissenting Preferred Shareholder”) to exercise such right to dissent under section 190 of the CBCA:

(a)	the Dissenting Preferred Shareholder’s written objection to the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, must be received by the Applicant c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2, Attention: Steven Leitl not later than 5:00 p.m. (Calgary time) on February 13, 2017 being three Business Days immediately preceding the date of the applicable Meeting or on the day that is three Business Days immediately preceding the date that any adjournment or postponement of the applicable Meeting is reconvened or held, as the case may be;

(b)	a Dissenting Preferred Shareholder shall, no later than the date on which it delivers its objection as contemplated by paragraph 18(a) above, send the certificates representing the Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, in respect of which the Dissenting Preferred Shareholder dissents to the Applicant or its transfer agent, CST Trust Company;

(c)	a vote against the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, whether in person or by proxy, shall not constitute a written objection to the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, as required under paragraph 18(a) herein;

(d)	a Dissenting Preferred Shareholder shall not have voted any of his, her or its Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares at the applicable Meeting, either by proxy or in person, in favour of the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, respectively;

(e)	a Preferred Shareholder may not exercise the right to dissent in respect of only a portion of the Series A Shares held by such Preferred Shareholder, but may dissent only with respect to all of the Series A Shares held by such Preferred Shareholder;

(f)	a Preferred Shareholder may not exercise the right to dissent in respect of only a portion of the Series B Shares held by such Preferred Shareholder, but may dissent only with respect to all of the Series B Shares held by such Preferred Shareholder;

(g)	a Preferred Shareholder may not exercise the right to dissent in respect of only a portion of the Series C Shares held by such Preferred Shareholder, but may dissent only with respect to all of the Series C Shares held by such Preferred Shareholder;

(h)	a Preferred Shareholder may not exercise the right to dissent in respect of only a portion of the Series E Shares held by such Preferred Shareholder, but may dissent only with respect to all of the Series E Shares held by such Preferred Shareholder;

(i)	a Preferred Shareholder may not exercise the right to dissent in respect of only a portion of the Series G Shares held by such Preferred Shareholder, but may dissent only with respect to all of the Series G Shares held by such Preferred Shareholder; and

(j)	the exercise of such right to dissent must otherwise comply with the requirements of section 190 of the CBCA, as modified and supplemented by this Order, the Arrangement and the Plan of Arrangement.

19.	The fair value of the consideration to which a Dissenting Preferred Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the day on which the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, is approved by the relevant Preferred Shareholders and shall be paid to the Dissenting Preferred Shareholder by the Applicant as contemplated by the Arrangement and this Order.

20.	Dissenting Preferred Shareholders who validly exercise their right to dissent and who:

(a)

are determined to be entitled to be paid the fair value of their Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, shall: (i) be deemed not to have exchanged such Series A Shares, Series B Shares, Series C

Shares, Series E Shares or Series G Shares, as applicable, pursuant to the Plan of Arrangement; (ii) not be entitled to any other payment or consideration; and (iii) be deemed to have transferred such Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, in accordance with the terms of the Plan of Arrangement as of the effective time of the Arrangement (the “Effective Time”), without any further act or formality and free and clear of all liens, claims and encumbrances, notwithstanding the provisions of section 190 of the CBCA; or

(b)	are, for any reason (including, for clarity, any withdrawal by any Dissenting Preferred Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Preferred Shares of the particular series who was not an Electing Preferred Shareholder and such Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, will be deemed to have been exchanged for cumulative redeemable minimum rate reset first preferred shares, series 1 in the manner and as provided for in the Plan of Arrangement, but in no event shall the Applicant or any other person be required to recognize holders of Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable, after the Effective Time, and the names of such holders shall be removed from the register of holders of Series A Shares, Series B Shares, Series C Shares, Series E Shares or Series G Shares, as applicable.

21.	Subject to further order of this Court, the rights available to Preferred Shareholders under the CBCA and the Arrangement to dissent from the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, shall constitute full and sufficient dissent rights for Preferred Shareholders with respect to the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable.

22.

Notice to the Preferred Shareholders of their right to dissent with respect to the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, as applicable, and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of the consideration to which a Dissenting Preferred Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Preferred Shareholders in accordance with paragraph 23 of this Order.

Notice

23.	The Information Circular, substantially in the form included as part of Exhibit “A” to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with the Notice of Meeting, the Proxy or a voting instruction form, the election form, the Originating Application and this Order, and any other communications or documents determined by the Applicant to be necessary or advisable (collectively, the “Meeting Materials”), shall be sent to those Preferred Shareholders who hold Preferred Shares, as of the Record Date, the directors of the Applicant, and the auditors of the Applicant, by one or more of the following methods:

(a)	in the case of registered Preferred Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the applicable Meeting;

(b)	in the case of non-registered Preferred Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer;

(c)	in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the applicable Meeting; and

(d)	in the case of the Director, by facsimile or other electronic means, by courier or by delivery in person, addressed to the Director not later than 21 days prior to the date of the Meeting.

24.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Preferred Shareholders, the directors and auditors of the Applicant and the Director of:

(a)	the Originating Application;

(b)	the Notice of Originating Application;

(c)	this Order; and

(d)	the Notice of Meeting.

Final Application

25.	Subject to further order of this Court, and provided that the applicable series of Preferred Shareholders have approved one of the Series A Arrangement Resolution, Series B Arrangement Resolution, Series C Arrangement Resolution, Series E Arrangement Resolution or Series G Arrangement Resolution, in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the “Final Order”) on February 17, 2017 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, the Applicant, all Preferred Shareholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

26.	Any Preferred Shareholder or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before February 15, 2017 at 5:00 p.m. (Calgary time), a notice of intention to appear (“Notice of Intention to Appear”) including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, c/o Norton Rose Fulbright Canada LLP, 400 – 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.

27.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 26 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

28.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

“The Honourable Justice B. Nixon”
Justice of the Court of Queen’s Bench of Alberta

APPENDIX “I”

SHARE PROVISIONS

SERIES 1 FIRST PREFERRED SHARES

The ninth series of First Preferred Shares of the Corporation shall consist of an unlimited number of shares designated as Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares shall be as follows:

1.	Interpretation

(a)	In these Series 1 Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the greater of: (1) the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 5.29%; and (2) 6.50%;

(ii)	“Bloomberg Screen CA3MAY Page” means the display designated as page “CA3MAY<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the CA3MAY<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada auction results of treasury bills;

(iii)	“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iv)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(v)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(vi)	“Book-Entry Shares” means the Series 1 Preferred Shares held through the Book-Based System;

(vii)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(viii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(ix)	“Common Shares” means the common shares of the Corporation;

(x)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 1 Preferred Shares;

(xi)	“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(xii)	“First Preferred Shares” means the first preferred shares of the Corporation;

(xiii)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xiv)	“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%;

(xv)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xvi)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xvii)	“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xviii)	“Initial Fixed Rate Period” means the period from and including the date of issue of the Series 1 Preferred Shares to but excluding December 31, 2021;

(xix)	“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xx)	“Participants” means the participants in the Book-Based System;

(xxi)	“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxii)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxiii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing December 31, 2021;

(xxiv)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxv)	“Series 1 Conversion Date” means December 31, 2021, and December 31 in every fifth year thereafter;

(xxvi)	“Series 2 Preferred Shares” means the Cumulative Redeemable Floating Rate First Preferred Shares, Series 2 of the Corporation;

(xxvii)	“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2021, to but excluding December 31, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter;

(xxviii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxix)	“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada and quoted on the Bloomberg Screen CA3MAY Page, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

(b)	The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)	If any day on which any dividend on the Series 1 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends

(a)	During the Initial Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.625 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on March 31, 2017, and, notwithstanding the foregoing, shall be in the amount per share (rounded to four decimal places) determined by multiplying $1.625 by the number of days in the period from and including the date of issue of the Series 1 Preferred Shares to but excluding, March 31, 2017, and dividing that product by 365.

(b)	During each Subsequent Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share (rounded to four decimal places) determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00.

(c)	On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 1 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 1 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 1 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(d)	If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(e)	If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 1 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(f)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(g)	The holders of the Series 1 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

3.	Purchase for Cancellation

Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 1 Preferred Shares outstanding from time to time:

(a)	through the facilities of any stock exchange on which the Series 1 Preferred Shares are listed,

(b)	by invitation for tenders addressed to all the holders of record of the Series 1 Preferred Shares outstanding, or

(c)	in any other manner,

at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 1 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 1 Preferred Shares so tendered by each of the holders of Series 1 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 1 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.

4.	Redemption

(a)	The Series 1 Preferred Shares shall not be redeemable prior to December 31, 2021. Subject to the provisions of paragraph (8), on December 31, 2021, and on December 31 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 1 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the “redemption amount”) plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 1 Preferred Share is $25.00.

(b)	In any case of redemption of Series 1 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than

60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 1 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 1 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 1 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 1 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 1 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 1 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 1 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 1 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of

Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

5.	Conversion into Series 2 Preferred Shares

(a)	The Series 1 Preferred Shares shall not be convertible prior to December 31, 2021. Holders of Series 1 Preferred Shares shall have the right to convert on each Series 1 Conversion Date, subject to the provisions hereof, all or any of their Series 1 Preferred Shares into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 1 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 1 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 1 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 1 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 1 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c).

(b)	If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 1 Preferred Shares of the redemption of all of the Series 1 Preferred Shares, then the right of a holder of Series 1 Preferred Shares to convert such Series 1 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5).

(c)	Holders of Series 1 Preferred Shares shall not be entitled to convert their shares into Series 2 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 1 Preferred Shares at least seven days prior to the applicable Series 1 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 1 Conversion Date, at the expense of the Corporation, to such holders of Series 1 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 1 Preferred Shares, certificates representing the Series 1 Preferred Shares represented by any certificate or certificates so surrendered.

(d)

If the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, then all of the remaining outstanding Series 1 Preferred Shares shall be converted automatically into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share on the applicable Series 1 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 1 Preferred Shares at least seven days prior to the Series 1 Conversion Date.

(e)	The conversion right may be exercised by a holder of Series 1 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 1 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 1 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 1 Conversion Date. The Series 1 Conversion Notice shall indicate the number of Series 1 Preferred Shares to be converted and shall be accompanied by payment or evidence of payment of applicable taxes. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if a Series 1 Conversion Notice is not received by the Corporation from a holder of Series 1 Preferred Shares by the deadline therefor, then such holder’s Series 1 Preferred Shares shall not be converted to Series 2 Preferred Shares (except in the circumstances set forth in subparagraphs (d) and (f) of this paragraph 5). Except in the case where the Series 2 Preferred Shares are in the Book-Based System, if the Series 2 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 1 Preferred Shares to be converted, the Series 1 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 2 Preferred Shares in some other name or names (the “Series 2 Transferee”) and stating the name or names (with addresses) accompanied by payment to the transfer agent and any registrar of any transfer taxes which may be payable by reason thereof, and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 2 Preferred Shares.

(f)	If all remaining outstanding Series 1 Preferred Shares are to be converted into Series 2 Preferred Shares on the applicable Series 1 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 1 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 1 Conversion Date into Series 2 Preferred Shares and the holders thereof shall be deemed to be holders of Series 2 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 1 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 1 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 2 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14).

(g)	Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 1 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 2 Preferred Shares registered in the name of the holders of the Series 1 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 1 Preferred Shares of the certificate or certificates for the Series 1 Preferred Shares to be converted. If only a part of such Series 1 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 1 Conversion Notice, the Series 1 Preferred Shares converted into Series 2 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 1 Preferred Shares to be converted share certificates representing the Series 2 Preferred Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 2 Preferred Shares upon conversion of any Series 1 Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 2 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 2 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 2 Preferred Shares or is unable to deliver Series 2 Preferred Shares.

(i)	The Corporation reserves the right not to deliver Series 2 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 2 Preferred Shares, and the Corporation shall attempt to sell such Series 2 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 2 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 2 Preferred Shares shall be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding- up

In the event of a Liquidation, the holders of the Series 1 Preferred Shares shall be entitled to receive $25.00 per Series 1 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 1 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 1 Preferred Shares in any respect. After payment to the holders of the Series 1 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

7.	Voting Rights

The holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation fails to pay in the aggregate six quarterly dividends on the Series 1 Preferred Shares pursuant to paragraph (2) hereof on the dates when the same should be paid, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter, but only for so long as any dividends on the Series 1 Preferred Shares remain in arrears, the holders of the Series 1 Preferred Shares shall be entitled to one vote for each full $25.00 of subscription price of the Series 1 Preferred Shares held by them and in addition shall be entitled, voting separately and exclusively as a combined class with the holders of all series of First Preferred Shares who at such time are entitled to vote for the election of directors, to elect two members of the board of directors if the board consists of less than sixteen directors or three members of the board of directors if the board consists of sixteen or more directors. Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 1 Preferred Shares as provided in this paragraph or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares then entitled to vote for the election of directors; in default of the calling of such special meeting by the Secretary within five days after the making of such request such meeting may be called by any holder of record of First Preferred Shares then entitled to vote for the election of directors. Any vacancy occurring among the members of the board elected to represent the holders of any First Preferred Shares in accordance with the foregoing provisions of this paragraph may be filled by the board with the consent and approval of a remaining director elected to represent the holders of First Preferred Shares but if there be no such remaining director the board may elect sufficient members to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board, the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares entitled to vote for the election of directors shall have the right to require the Secretary of the Corporation to call a meeting of the holders of First Preferred Shares entitled to vote for the election of directors for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of the First Preferred Shares entitled to vote for the election of directors. Notwithstanding anything contained in the by-laws of the Corporation, (1) upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of First Preferred Shares entitled to vote for the election of directors shall forthwith terminate and (2) it shall not be necessary for a person to be a holder of First Preferred Shares in order to qualify for election or appointment as a director of the Corporation to represent the holders of First Preferred Shares as described hereunder.

8.	Restrictions on Partial Redemption or Purchase

So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 1 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9.	Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 1 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to payment of dividends; or

(b)	call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 1 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9(a) and (b).

10.	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 1 Preferred Shares without the prior approval of the holders of the Series 1 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 1 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

11.	Sanction by Holders of Series 1 Preferred Shares

The approval of the holders of the Series 1 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 1 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 1 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 1 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 1 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 1 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 1 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 1 Preferred Shares. Notice of any such original meeting of the holders of the Series 1 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 1 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 1 Preferred Shares held by such holder.

12.	Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 1 Preferred Shares shall be required to pay tax on dividends received on the Series 1 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this paragraph shall prevent the Corporation from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Corporation’s liability for tax under section 191.1 of the Income Tax Act (Canada) to that taxable Canadian corporation in accordance with the provisions of section 191.3 of such Act.

13.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 1 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 1 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

14.	Book-Based System

(a)	Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 1 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 1 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & CO.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 1 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 1 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 1 Preferred Shares:

(i)	the System Operator shall be considered the sole owner of the Series 1 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 1 Preferred Shares or the delivery of Series 2 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)	the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 1 Preferred Shares, the cash redemption price for the Series 1 Preferred Shares or certificates for Series 2 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 1 Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 1 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 1 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 1 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 1 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 1 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 1 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 1 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 1 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 1 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

16.	Amendments

The provisions attaching to the Series 1 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 1 Preferred Shares may be listed.

SERIES 2 FIRST PREFERRED SHARES

The tenth series of First Preferred Shares of the Corporation shall consist of an unlimited number of shares designated as Cumulative Redeemable Floating Rate Reset First Preferred Shares, Series 2 (the “Series 2 Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 2 Preferred Shares shall be as follows:

1.	Interpretation

(a)	In these Series 2 Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the greater of: (1) the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 5.29%; and (2) 6.50%;

(ii)	“Bloomberg Screen CA3MAY Page” means the display designated as page “CA3MAY<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the CA3MAY<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada auction results of treasury bills;

(iii)	“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iv)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(v)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(vi)	“Book-Entry Shares” means the Series 2 Preferred Shares held through the Book-Based System;

(vii)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(viii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(ix)	“Common Shares” means the common shares of the Corporation;

(x)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 2 Preferred Shares;

(xi)	“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(xii)	“First Preferred Shares” means the first preferred shares of the Corporation;

(xiii)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xiv)	“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 5.29%;

(xv)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xvi)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xvii)	“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xviii)	“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xix)	“Participants” means the participants in the Book-Based System;

(xx)	“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxi)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing December 31, 2021;

(xxiii)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxiv)	“Series 1 Preferred Shares” means the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 of the Corporation;

(xxv)	“Series 2 Conversion Date” means December 31, 2026, and December 31 in every fifth year thereafter;

(xxvi)	“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2021, to but excluding December 31, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter;

(xxvii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxviii)	“T Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada and quoted on the Bloomberg Screen CA3MAY Page, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

(b)	The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)	If any day on which any dividend on the Series 2 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends

(a)	During each Quarterly Floating Rate Period, the holders of the Series 2 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share (rounded to four decimal places) determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year.

(b)	On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 2 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 2 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(c)	If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(d)	If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 2 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(f)	The holders of the Series 2 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

3.	Purchase for Cancellation

Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 2 Preferred Shares outstanding from time to time:

(a)	through the facilities of any stock exchange on which the Series 2 Preferred Shares are listed,

(b)	by invitation for tenders addressed to all the holders of record of the Series 2 Preferred Shares outstanding, or

(c)	in any other manner,

at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 2 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 2 Preferred Shares so tendered by each of the holders of Series 2 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 2 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.

4.	Redemption

(a)	Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 2 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to:

(i)	$25.00 in the case of a redemption on a Series 2 Conversion Date on or after December 31, 2026, or

(ii)	$25.50 in the case of a redemption on any other date after December 31, 2026 that is not a Series 2 Conversion Date, (such amount being the “redemption amount”) plus, in the case of each of (i) and (ii), all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 2 Preferred Share is $25.00.

(b)

In any case of redemption of Series 2 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 2 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 2 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 2 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 2 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 2 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 2 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 2 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 2 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

5.	Conversion into Series 1 Preferred Shares

(a)	The Series 2 Preferred Shares shall not be convertible prior to December 31, 2026. Holders of Series 2 Preferred Shares shall have the right to convert on each Series 2 Conversion Date, subject to the provisions hereof, all or any of their Series 2 Preferred Shares into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 2 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 2 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 2 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 2 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 2 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b).

(b)	If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 2 Preferred Shares of the redemption of all of the Series 2 Preferred Shares, then the right of a holder of Series 2 Preferred Shares to convert such Series 2 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5).

(c)	Holders of Series 2 Preferred Shares shall not be entitled to convert their shares into Series 1 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 2 Preferred Shares at least seven days prior to the applicable Series 2 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 2 Conversion Date, at the expense of the Corporation, to such holders of Series 2 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 2 Preferred Shares, certificates representing the Series 2 Preferred Shares represented by any certificate or certificates so surrendered.

(d)

If the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, then all of the remaining outstanding Series 2 Preferred Shares shall be converted automatically into Series 1

Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share on the applicable Series 2 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 2 Preferred Shares at least seven days prior to the Series 2 Conversion Date.

(e)	The conversion right may be exercised by a holder of Series 2 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 2 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 2 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 2 Conversion Date. The Series 2 Conversion Notice shall indicate the number of Series 2 Preferred Shares to be converted and shall be accompanied by payment or evidence of payment of applicable taxes. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. For greater certainty, if a Series 2 Conversion Notice is not received by the Corporation from a holder of Series 2 Preferred Shares by the deadline therefor, then such holder’s Series 1 Preferred Shares shall not be converted to Series 2 Preferred Shares (except in the circumstances set forth in subparagraphs (d) and (f) of this paragraph 5). Except in the case where the Series 1 Preferred Shares are in the Book-Based System, if the Series 1 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 2 Preferred Shares to be converted, the Series 2 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 1 Preferred Shares in some other name or names (the “Series 2 Transferee”) and stating the name or names (with addresses) accompanied by payment to the transfer agent and any registrar of any transfer taxes which may be payable by reason thereof, and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 1 Preferred Shares.

(f)	If all remaining outstanding Series 2 Preferred Shares are to be converted into Series 1 Preferred Shares on the applicable Series 2 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 2 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 2 Conversion Date into Series 1 Preferred Shares and the holders thereof shall be deemed to be holders of Series 1 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 2 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 2 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 1 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14).

(g)	Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 2 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 1 Preferred Shares registered in the name of the holders of the Series 2 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Preferred Shares of the certificate or certificates for the Series 2 Preferred Shares to be converted. If only a part of such Series 2 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 2 Conversion Notice, the Series 2 Preferred Shares converted into Series 1 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 2 Preferred Shares to be converted share certificates representing the Series 1 Preferred Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 1 Preferred Shares upon conversion of any Series 2 Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 1 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 1 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 1 Preferred Shares or is unable to deliver Series 1 Preferred Shares.

(i)	The Corporation reserves the right not to deliver Series 1 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 1 Preferred Shares, and the Corporation shall attempt to sell such Series 1 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 1 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 1 Preferred Shares shall be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding-up

In the event of a Liquidation, the holders of the Series 2 Preferred Shares shall be entitled to receive $25.00 per Series 2 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 2 Preferred Shares in any respect. After payment to the holders of the Series 2 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

7.	Voting Rights

The holders of the Series 2 Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation fails to pay in the aggregate six quarterly dividends on the Series 2 Preferred Shares pursuant to paragraph (2) hereof on the dates when the same should be paid, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter, but only for so long as any dividends on the Series 2 Preferred Shares remain in arrears, the holders of the Series 2 Preferred Shares shall be entitled to one vote for each full $25.00 of subscription price of the Series 2 Preferred Shares held by them and in addition shall be entitled, voting separately and exclusively as a combined class with the holders of all series of First Preferred Shares who at such time are entitled to vote for the election of directors, to elect two members of the board of directors if the board consists of less than sixteen directors or three members of the board of directors if the board consists of sixteen or more directors. Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 2 Preferred Shares as provided in this paragraph or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares then entitled to vote for the election of directors; in default of the calling of such special meeting by the Secretary within five days after the making of such request such meeting may be called by any holder of record of First Preferred Shares then entitled to vote for the election of directors. Any vacancy occurring among the members of the board elected to represent the holders of any First Preferred Shares in accordance with the foregoing provisions of this paragraph may be filled by the board with the consent and approval of a remaining director elected to represent the holders of First Preferred Shares but if there be no such remaining director the board may elect sufficient members to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board, the holders of record of at least one-tenth of the aggregate subscription price of the then outstanding First Preferred Shares entitled to vote for the election of directors shall have the right to require the Secretary of the Corporation to call a meeting of the holders of First Preferred Shares entitled to vote for the election of directors for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of the First Preferred Shares entitled to vote for the election of directors. Notwithstanding anything contained in the by-laws of the Corporation, (1) upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of First Preferred Shares entitled to vote for the election of directors shall forthwith terminate and (2) it shall not be necessary for a person to be a holder of First Preferred Shares in order to qualify for election or appointment as a director of the Corporation to represent the holders of First Preferred Shares as described hereunder.

8.	Restrictions on Partial Redemption or Purchase

So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 2 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9.	Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 2 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to payment of dividends; or

(b)	call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 2 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9(a) and (b).

10.	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 2 Preferred Shares without the prior approval of the holders of the Series 2 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 2 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 1 Preferred Shares and Series 2 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

11.	Sanction by Holders of Series 2 Preferred Shares

The approval of the holders of the Series 2 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 2 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 2 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 2 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 2 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 2 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 2 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 2 Preferred Shares, Notice of any such original meeting of the holders of the Series 2 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 2 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 2 Preferred Shares held by such holder.

12.	Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 2 Preferred Shares shall be required to pay tax on dividends received on the Series 2 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this paragraph shall prevent the Corporation from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Corporation’s liability for tax under section 191.1 of the Income Tax Act (Canada) to that taxable Canadian corporation in accordance with the provisions of section 191.3 of such Act.

13.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 2 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13).

Holders of Series 2 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

14.	Book- Based System

(a)	Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 2 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 2 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & CO.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 2 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 2 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 2 Preferred Shares:

(i)	the System Operator shall be considered the sole owner of the Series 2 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 2 Preferred Shares or the delivery of Series 1 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)

the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 2 Preferred Shares, the cash redemption price for the Series 2 Preferred Shares or certificates for Series 1 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 2 Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 2 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 2 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 2 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 2 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 2 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 2 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 2 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 2 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

16.	Amendments

The provisions attaching to the Series 2 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 2 Preferred Shares may be listed.

APPENDIX “J”

SECTION 190 OF THE CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Corporation. Officers and employees of the Corporation may solicit proxies without compensation by telephone, facsimile or in person. TransAlta has also retained the services of Kingsdale Advisors, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of the management.

They may be reached at:

Phone:	North America Toll Free: 1.877.659.1820
Outside North America, Banks and Brokers Call Collect: 416.867.2272
Email:	contactus@kingsdaleadvisors.com.
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)